

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K


SEC MAIL
RECEIVED
PROCESSING
APR 23 2007
WASH. D.C.
186
SECTION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2007

Commission file number: 001-16143

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT
(formerly Schering Aktiengesellschaft)

Muellerstrasse 178
13353 Berlin
Federal Republic of Germany
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes _____ No __X__

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Bayer Schering Pharma Aktiengesellschaft (the "Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "will", "may", "should", "risk" and other similar expressions are predictions of or indicate future events and future trends which do not relate to historical matters but identify forward-looking statements. In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in many cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

- governmental factors, including legislative and regulatory changes;
- difficulties and uncertainties related to new product development;
- delays and uncertainties in the product approval process;
- factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;
- factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;
- competitive factors, including pricing and product initiatives of our competitors;
- legal factors, including product liability or other liability claims;
- factors relating to the implementation of strategic, operational and organizational initiatives;
- human resources factors, including our ability to attract and retain qualified personnel;
- economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions particularly in areas such as Asia, Eastern Europe and Latin America;
- adverse developments in our relationships with our development, manufacturing and marketing partners;
- the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions, including any liabilities associated with the sale of our minority interest in Aventis CropScience;
- changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and
- other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Annual Report and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Schering Pharma Aktiengesellschaft



By: ______________________
Name: Dr. Markus Pickel
Title: Head Global Corporate Communications
Bayer Schering Pharma AG



By: ______________________
Name: Oliver Renner
Title: Head Global Public Relations & Public Affairs
Bayer Schering Pharma AG

Dated: April 20, 2007


BAYER

Bayer HealthCare
Bayer Schering Pharma

Bayer Schering Pharma AG

Annual Report 2006

Report of the Supervisory Board

The Supervisory Board kept itself informed of the Company's situation and key business transactions throughout fiscal year 2006 by means of regular written reports from the Board of Management, which it examined. These included monthly reports on sales, variances between projected and actual figures, and the cash position, as well as quarterly reports on the balance sheet, income statement, cash flow statement, forward exchange transactions, interest rate management, and the development of personnel.

The Chairman of the Supervisory Board kept himself informed at all times about major developments and upcoming decisions through regular meetings with the Chairman of the Board of Management, among other means.

In the course of the fiscal year, the **Supervisory Board** held nine meetings (five regular and four extraordinary meetings), which were attended by the Board of Management. The key issues discussed were business developments, the profit situation and the financial position of the Company and its subsidiaries. The Supervisory Board discussed research and development plans, in particular projects in the approval phase and resulting issues. It addressed strategic issues such as the focus of research, the analysis of development topics, and the product portfolio. At a number of meetings, the Supervisory Board discussed the public takeover offers by subsidiaries of Merck KGaA and Bayer AG. It also approved the signing of a Domination and Profit and Loss Transfer Agreement between Bayer Schering GmbH (formerly Dritte BV GmbH), Leverkusen, as the dominating company, and Bayer Schering Pharma AG (formerly Schering AG) as the controlled company, and discussed the squeeze-out request by Bayer Schering GmbH. The Supervisory Board endorsed the Board of Management's business plan for 2007. In accordance with section 161 of the German Stock Corporation Act (Aktiengesetz), the Supervisory Board issued a declaration of conformity with the German Corporate Governance Code (see Corporate Governance section).

The Supervisory Board addressed the structure of the compensation of Board of Management members, and reviewed the efficiency of its work. The Supervisory Board confirmed that, in its view, it has an adequate number of independent members and that the chairman of the Audit Committee has specialist knowledge and experience in the application of accounting principles and internal controls. Furthermore, the Supervisory Board discussed the report concerning statements in the Combined Management Report according to sections 289(4) and 315(4) of the German Commercial Code (Handelsgesetzbuch). The Supervisory Board adopts the respective statements of the Board of Management in the Combined Management Report (see Business and operating environment, Legal and organizational structure, internal financial reporting system).

At three meetings, the **Executive Committee** of the Supervisory Board prepared the Supervisory Board's meetings, discussed the Board of Management's strategic plans, and approved urgent transactions. The Executive Committee was dissolved with immediate effect at the Supervisory Board meeting on September 14, 2006, on the condition that the Executive Committee's existing duties be performed by the current Nomination and Compensation Committee. The latter was renamed the Presidial and Human Resources Committee.

The **Audit Committee** met five times with the auditors in attendance (one meeting was held as a conference call). It examined Bayer Schering Pharma AG's financial statements and the consolidated financial statements, as well as risk management, and approved the interim financial statements. The Committee supervised the independence of the auditors and made a proposal to the Supervisory Board for the election of auditors by the Annual General Meeting. The Committee also engaged the auditors to audit the 2006 annual financial statements, and specified the audit focus as well as the audit fee. It approved non-audit engagements to the extent allowed. The Committee approved the audit plan for Corporate Audit, discussed the results of the latter's audit, and addressed liability risks.

The **Nomination and Compensation Committee** held three meetings dealing with, among other things, contractual matters relating to members of the Board of Management, change of control arrangements for members of the Board of Management, and other Board of Management matters, in particular the structure of the compensation of the members of the Board of Management. At the Supervisory Board meeting on September 14, 2006, the Nomination and Compensation Committee was merged with the former Executive Committee to form a single committee and this was renamed the Presidial & Human Resources Committee.

The **Presidial and Human Resources Committee** met twice and discussed the exemption from the prohibition on competition and the compensation of the Board of Management, among other things.

The **Research and Development Committee** held two meetings to discuss the R&D portfolio as well as current research and development issues. The Research and Development Committee was dissolved with immediate effect at the Supervisory Board meeting on September 14, 2006, because Group-wide research and development will be coordinated by Bayer AG in the future.

There was no meeting of a **committee formed in accordance with section 27(3) of the German Co-determination Act (Mitbestimmungsgesetz).**

Detailed reports on the various committee meetings were presented at each subsequent Supervisory Board meeting.

The annual financial statements of Bayer Schering Pharma AG, the consolidated financial statements, and the combined management report of Bayer Schering Pharma AG and the Group for fiscal year 2006 were audited by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, Germany, the auditors engaged by the Supervisory Board, and were granted an unqualified audit opinion. The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRSs). They were audited by the auditors in accordance with the principles established by the International Standards on Auditing of the International Federation of Accountants and by the U.S. Public Company Accounting Oversight Board.

The auditors confirmed that the consolidated financial statements and the Group management report comply with IFRSs as adopted by the EU and the supplementary accounting provisions that are applicable according to section 315a of the German Commercial Code (Handelsgesetzbuch). Furthermore, the auditors certified that the Board of Management has introduced a risk management system in accordance with legal provisions. The Supervisory Board and the Audit Committee discussed and examined in detail the financial statements, the proposal for the appropriation of profits made by the Board of Management, and the audit reports by the auditors. The auditors attended the meetings and reported on the results of the audit, which were noted and approved by the Supervisory Board.

Upon completion of its examination, the Supervisory Board did not raise any objections relating to the documents it examined. The Supervisory Board approved the annual financial statements of Bayer Schering Pharma AG and the consolidated financial statements for 2006; the 2006 annual financial statements of Bayer Schering Pharma AG are thus adopted. The Supervisory Board concurs with the Board of Management's proposal for the appropriation of profits.

The Chairman of the Board of Management of Schering AG (as of December 29, 2006: Bayer Schering Pharma AG), Dr. Hubertus Erlen, and the members of the Board of Management of Schering AG (as of December 29, 2006: Bayer Schering Pharma AG), Dr. Karin Dorrepaal, Prof. Dr. Rainer Metternich, and Dr. Jörg Spiekerkötter, retired from the Board of Management at the end of the Extraordinary General Meeting on September 13, 2006, due to the acquisition of Schering AG by Bayer AG. The Board of Management members Dr. Ulrich Köstlin and Prof. Marc Rubin remained on the Board of Management. The Supervisory Board appointed Arthur Higgins, Werner Baumann, and Dr. Gunnar Riemann as members of the Board of Management for three years (until September 30, 2009) effective September 14, 2006. Mr. Higgins was appointed as Chairman of the Board of Management, and Mr. Baumann as labor director.

With the conclusion of the extraordinary general meeting on September 13, 2006, Dr. Giuseppe Vita, Dr. Mathias Döpfner, Prof. John A. Dormandy, Prof. Dr. Dieter Hinzen, Dr. h.c. Martin Kohlhaussen and Detlef Olufs resigned as shareholder-elected members of the Supervisory Board. The Supervisory Board would like to thank the resigned members for their responsible and successful work.

Prof. Dr. Friedrich Berschauer, Dr. Hubertus Erlen, Dr. Roland Hartwig, Klaus Kühn, Achim Noack and Werner Wenning were elected as shareholder-representative Supervisory Board members for the remaining term of office of the resigning members by the extraordinary general meeting on September 13, 2006. This means that the newly-elected members will remain on the Supervisory Board until the conclusion of the Annual General Meeting which resolves on the approval of the activities of the Supervisory Board for the fiscal year 2008.

The Supervisory Board elected Werner Wenning as Chairman of the Supervisory Board effective September 14, 2006. Dr. Hubertus Erlen was elected as an additional Vice Chairman of the Supervisory Board, effective on entry of the amendment of Articles 10 and 11 of the Articles of Association in the commercial register.

Prof. Rubin resigned from his position as a member of the Board of Management for personal reasons as of January 31, 2007. The Supervisory Board appointed Prof. Dr. Andreas Busch, responsible for Global Drug Discovery, and Dr. Kemal Malik, responsible for Global Development, as members of the Board of Management for three years as of February 1, 2007.

Berlin, February 28, 2007

The Supervisory Board

Werner Wenning

The Supervisory Board

Werner Wenning, Leverkusen; * Oct. 21, 1946 *Chairman of the Supervisory Board* First elected: Sept. 13, 2006 Term of office: until the Annual General Meeting (AGM) in 2009
Chairman of the Board of Management – Bayer AG, Leverkusen
Member of the Supervisory Board – Henkel KGaA, Dusseldorf
Norbert Deutschmann, Berlin; * Apr. 11, 1951 *Vice Chairman of the Supervisory Board* First elected: Apr. 27, 1999 Term of office: until the AGM in 2009
Chairman of the Company Works Council and Chairman of the Berlin Works Council of Bayer Schering Pharma AG, Berlin
Dr. Hubertus Erlen, Berlin; * June 7, 1943 *Vice Chairman of the Supervisory Board* First elected: Sept. 13, 2006 Term of office: until the AGM in 2009
Member of the Supervisory Board – Celesio AG, Stuttgart
Member of the Curatorship of the Bertelsmann Stiftung, Gutersloh
Dr. rer. oec. Karl-Hermann Baumann, Munich; * July 22, 1935 First elected: May 4, 1994 Term of office: until the AGM in 2009
Member of the Supervisory Board – E.ON AG, Dusseldorf – Linde AG, Wiesbaden
Prof. Dr. Friedrich Berschauer, Monheim; * June 29, 1950 First elected: Sept. 13, 2006 Term of office: until the AGM in 2009
Chairman of the Board of Management – Bayer CropScience AG, Monheim
Chairman of the Supervisory Board – Bayer CropScience S.A., Lyon – Bayer S.A.S., Puteaux – Bayer CropScience GmbH, Langenfeld – Bayer CropScience Ltda., São Paulo
Chairman of the Board of Directors – Bayer CropScience Ltd., Cambridge – Bayer CropScience LP, Research Triangle Park – Bayer CropScience Holding, Lyon
Director (non-resident) of Officers (BoD) – Bayer CropScience K.K., Yuki
Hans-Georg Bleeck, Dipl.-Volkswirt, Berlin; * Jan. 28, 1952 First elected: Apr. 16, 2004 Term of office: until the AGM in 2009
Member of the Berlin Works Council of Bayer Schering Pharma AG, Berlin

Dr. rer. pol. Reiner Hagemann, Munich; * Dec. 7, 1947 First elected: Jan. 1, 1997 Term of office: until the AGM in 2009
Member of the Supervisory Board – E.ON Energie AG, Munich – Wüstenrot & Württembergische AG, Stuttgart – HOCHTIEF Facility Management GmbH, Essen
Member of the Board of Directors – FORTIS N.V., Brussels/Utrecht
Dr. Roland Hartwig, Leverkusen; * Sept. 22, 1954 First elected: Sept. 13, 2006 Term of office: until the AGM in 2009
Chief Corporate Attorney – Bayer AG, Leverkusen
Member of the Supervisory Board – Bayer HealthCare AG, Leverkusen – Bayer CropScience AG, Monheim – Bayer MaterialScience AG, Leverkusen – Bayer Chemicals AG, Leverkusen – Bayer Industry Services Geschäftsführungs GmbH, Leverkusen – Pallas Versicherung AG, Leverkusen (Chairman)
Johannes Heitbaum, Werne; * June 10, 1963 First elected: Apr. 27, 1999 Term of office: until the AGM in 2009
Vice Chairman of the Bergkamen Works Council of Bayer Schering Pharma AG, Berlin
Yüksel Karaaslan, Berlin; * Mar. 1, 1968 First elected: Nov. 29, 2006 Term of office: until the AGM in 2009
Member of the Berlin Works Council of Bayer Schering Pharma AG, Berlin
Klaus Kühn, Leverkusen; * Feb. 11, 1952 First elected: Sept. 13, 2006 Term of office: until the AGM in 2009
Member of the Board of Management – Bayer AG, Leverkusen
Chairman of the Supervisory Board – Bayer CropScience AG, Monheim – Bayer Business Services GmbH, Leverkusen
Dr. med. Hans-Peter Niendorf, Berlin; * June 25, 1946 First elected: Apr. 27, 1999 Term of office: until the AGM in 2009
Senior Medical Advisor, Diagnostic Imaging, Bayer Schering Pharma AG, Berlin

Achim Noack, Leverkusen; * July 17, 1959 First elected: Sept. 13, 2006 Term of office: until the AGM in 2009
Chairman of the Management Board – Bayer Technology Services GmbH, Leverkusen
Member of the Supervisory Board – Wolff Walsrode AG, Walsrode – Bayer MaterialScience AG, Leverkusen
Chairman of the Board of Directors – Bayer Technology and Engineering (Shanghai) Co., Ltd., Shanghai
Dr. rer. oec. Ulrich Sommer, Berlin; * June 1, 1947 First elected: Apr. 27, 1999 Term of office: until the AGM in 2009
Senior Manager Training & Communication Europe Region, Bayer Schering Pharma AG, Berlin
Sabine Süpke, Berlin; * Jan. 7, 1964 First elected: Apr. 16, 2004 Term of office: until the AGM in 2009
District manager, IG BCE for the Berlin-Mark Brandenburg district
Heinz-Georg Webers, Bergkamen; * Dec. 27, 1959 First elected: Apr. 27, 1999 Term of office: until the AGM in 2009
Chairman of the Bergkamen Works Council of Bayer Schering Pharma AG, Berlin

Members who retired from the Supervisory Board in 2006:

Dr. Giuseppe Vita, Berlin; * Apr. 28, 1935 *Chairman of the Supervisory Board* First elected: Apr. 26, 2001 Retired: Sept. 13, 2006
Prof. Dr. Piet Borst, Amsterdam; * July 5, 1934 First elected: Feb. 9, 2000 Retired: Apr. 19, 2006
Dr. Mathias Döpfner, Berlin; * Jan. 15, 1963 First elected: Apr. 26, 2001 Retired: Sept. 13, 2006
Prof. John A. Dormandy, D.Sc. FRCS, London; * May 5, 1937 First elected: Apr. 30, 1996 Retired: Sept. 13, 2006
Prof. Dr. Dieter Hinzen, Ronco Sopra Ascona; * May 31, 1939 First elected: Apr. 19, 2006 Retired: Sept. 13, 2006
Dr. h.c. Martin Kohlhaussen, Bad Homburg v.d.H.; * Nov. 6, 1935 First elected: Apr. 30, 1996 Retired: Sept. 13, 2006

Hermann-Josef Lamberti, Königstein im Taunus; * Feb. 5, 1956 First elected: Apr. 26, 2001 Retired: Mar. 20, 2006
Detlef Olufs, Aventoft; * Sept. 7, 1942 First elected: Apr. 6, 2006 Retired: Sept. 13, 2006
Detlef Pfotenhauer, Weimar; * Aug. 31, 1956 First elected: Apr. 16, 2004 Retired: Oct. 27, 2006

Committees formed by the Supervisory Board

Audit Committee
- Dr. Karl-Hermann Baumann (Chairman)
- Norbert Deutschmann
- Dr. Reiner Hagemann
- Heinz-Georg Webers

Presidial and Human Resources Committee
- Werner Wenning (Chairman)
- Norbert Deutschmann
- Dr. Hubertus Erlen
- Klaus Kühn
- Sabine Süpke
- Heinz-Georg Webers

Committee in accordance with section 27(3) of the German Co-Determination Act (MitbestG)
- Werner Wenning (Chairman)
- Hans-Georg Bleeck
- Norbert Deutschmann
- Dr. Reiner Hagemann

Committees formed by the Supervisory Board prior to September 14, 2006

Executive Committee
- Dr. Giuseppe Vita (Chairman)
- Norbert Deutschmann
- Dr. Reiner Hagemann
- Sabine Süpke

Audit Committee
- Dr. Karl-Hermann Baumann (Chairman)
- Norbert Deutschmann
- Dr. Giuseppe Vita
- Heinz-Georg Webers

Nomination and Compensation Committee
- Dr. Giuseppe Vita (Chairman)
- Norbert Deutschmann
- Dr. Reiner Hagemann
- Heinz-Georg Webers

Research and Development Committee
- Dr. Giuseppe Vita (Chairman)
- Prof. Dr. Piet Borst
- Norbert Deutschmann
- Prof. John A. Dormandy
- Dr. Hans-Peter Niendorf
- Dr. Ulrich Sommer

Committee in accordance with section 27(3) of the German Co-Determination Act (MitbestG)
- Hans-Georg Bleeck
- Norbert Deutschmann
- Dr. Reiner Hagemann
- Dr. Giuseppe Vita

Corporate Governance

German Corporate Governance Code

The following report has been prepared by the Board of Management, also on behalf of the Supervisory Board, in accordance with section 3.10 of the German Corporate Governance Code.

On December 5, 2006, the Board of Management and the Supervisory Board issued the following declaration of conformity in accordance with section 161 of the German Stock Corporation Act (Aktiengesetz):

The Board of Management and the Supervisory Board of Schering AG (as of December 29, 2006: Bayer Schering Pharma AG) hereby declare that since issuance of the last declaration of conformity in December 2005, the company has been in compliance with the recommendations of the "Government Commission on the German Corporate Governance Code" as amended on June 2, 2005 and published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette with the following exception:

Section 7.1.2 sentence 3, clause 2: Interim report deadline

"[...] interim reports shall be made publicly accessible within 45 days of the end of the reporting period."

The Q3 2006 interim report was not published within 45 days, since the interim report of the parent company, Bayer AG, could not be published within 45 days due to the inclusion of Bayer Schering Pharma AG and its subsidiaries in Bayer AG's consolidated financial statements.

Bayer Schering Pharma AG (formerly Schering AG) has been part of the Bayer Group since Bayer Schering GmbH (formerly Dritte BV GmbH), Leverkusen, acquired a majority shareholding in June 2006. A domination and profit and loss transfer agreement has been in force between these two companies since October 27, 2006. Bayer Schering GmbH is a wholly-owned subsidiary of Bayer AG, Leverkusen. In accordance with common practice among Bayer AG subsidiaries within the Bayer Group, Bayer Schering Pharma AG will deviate from a number of recommendations of the German Corporate Governance Code in the future. The Extraordinary General Meeting of Bayer Schering Pharma AG therefore resolved on September 13, 2006 that the information required in accordance with section 285(1) no. 9a sentences 5 to 9 of the German Commercial Code (Handelsgesetzbuch) and sections 315a(1), 314(1) no. 6a sentences 5 to 9 of the German Commercial Code will not be provided in the annual and consolidated financial statements of Bayer Schering Pharma AG for the fiscal years 2006 to 2010.

The Board of Management and the Supervisory Board of Bayer Schering Pharma AG hereby declare that the Company complies with the recommendations of the "Government Commission on the German Corporate Governance Code" as amended on June 12, 2006, and published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette, but that the following recommendations will no longer be applied in the future:

Section 3.8(2): D&O insurance

"Should the company conclude a D&O (directors' and officers' liability insurance) policy for the Board of Management and Supervisory Board, a suitable deductible shall be agreed."

Section 4.2.3(2) sentence 1, (3) sentences 2 to 4 and (4): Remuneration of Board of Management members, disclosure to General Meeting

"The monetary remuneration components shall comprise fixed and variable elements. [...]

[...] Stock options and comparable instruments shall be related to precise, relevant reference parameters. Retroactive amendments to performance targets or the reference parameters shall not be permissible. The Supervisory Board shall resolve a cap in the event of extraordinary, unforeseen developments. The Chairman of the Supervisory Board shall outline the salient points of the remuneration system and any changes thereto to the General Meeting."

Section 4.2.5(1) and (2), as well as (3) sentence 2: Remuneration report

"The remuneration system for Board of Management members shall be disclosed in a generally understandable form in a remuneration report within the Corporate Governance Report. An overview of the structure of a stock option plan or similar scheme involving risk-bearing long-term incentive components shall include information on the value of the latter. For pension commitments, additions to provisions for pensions or pension funds shall be disclosed annually. [...] The compensation report shall also include disclosures on the nature of the perquisites granted by the Company."

Section 5.4.7(2) sentence 1: Performance-related remuneration for members of the Supervisory Board

"Members of the Supervisory Board receive fixed as well as performance-related remuneration."

Section 5.4.7(3): Disclosures on Supervisory Board member remuneration

"The remuneration of the Supervisory Board members shall be reported individually in the Corporate Governance Report, subdivided according to components. Also payments made by the enterprise to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services shall be listed separately in the Corporate Governance Report."

Section 7.1.1 sentence 2: Interim reports

"[Shareholders and third parties] shall be kept informed during the fiscal year by means of interim reports."

Section 7.1.2 sentence 3: Publication of consolidated financial statements and interim reports

"The consolidated financial statements shall be made publicly accessible within 90 days of the end of the fiscal year; interim reports shall be made publicly accessible within 45 days of the end of the reporting period."

Section 7.1.3: Disclosure of securities-based incentive systems

"The Corporate Governance Report shall contain concrete information on stock option programs and similar securities-based incentive systems of the Company."

The declaration of conformity has been published in the Internet at www.schering.de, under Corporate Governance, and will be updated in the event of any changes.

Corporate governance and corporate control: Board of Management and Supervisory Board

The Board of Management of Bayer Schering Pharma AG presently consists of six members, and is the managing body for the Bayer Schering Pharma AG Group. Its work is guided by the principle of a sustainable increase in company value.

The Supervisory Board of Bayer Schering Pharma AG consists of 16 members, eight of whom are elected by the General Meeting, and eight of whom are elected by Bayer Schering Pharma AG employees in accordance with the provisions of the German Co-Determination Act (Mitbestimmungsgesetz). A major part of the Supervisory Board's activities is performed by committees.

The mandates held by members of the Supervisory Board are shown in the chapter The Supervisory Board.

The Board of Management reports regularly, promptly and extensively to the Supervisory Board on all questions relating to business planning, strategic development, business developments, and the position of the Group, including its risk position and risk management. Any business developments that deviate from the plans and objectives are discussed in detail. The Company's strategic orientation is discussed with the Supervisory Board. The Supervisory Board's rules of procedure specify that significant transactions require the consent of the Supervisory Board.

The regular term of office for all members of the Supervisory Board ends at the Annual General Meeting (AGM) in 2009.

Over the course of the acquisition and public takeover offer by Merck Vierte Allgemeine Beteiligungsgesellschaft mbH, which was supported by Deutsche Bank AG, a conflict of interest arose for Hermann-Josef Lamberti regarding his membership on the Supervisory Board of Schering AG (as of December 29, 2006: Bayer Schering Pharma AG). Mr. Lamberti disclosed this conflict immediately. In order to resolve the conflict, it was agreed that Mr. Lamberti would only attend meetings of the Supervisory Board with the advance permission of the Chairman of the Supervisory Board and that no information would be made available to him in connection with the acquisition process. After conferring with the Chairman of the Supervisory Board, Mr. Lamberti resigned his position as of March 20, 2006.

The following table contains disclosures made regarding the purchase and sale of shares of the company or of related financial instruments by members of the Board of Management or the Supervisory Board:

Date of sale	Name	Financial instrument	Security code number	Transaction type	Units	Price in EUR
28.02.2006	Dr. Ulrich Köstlin	Ordinary Share (no-par value)	717200	Purchase	350	60.31
13.03.2006	Dr. Hans-Peter Niendorf	Ordinary Share (no-par value)	717200	Sale	570	81.13
25.04.2006	Dr. Ulrich Köstlin	Ordinary Share (no-par value)	717200	Offer acceptance	8600	86.00
25.04.2006	Dr. Mathias Döpfner	Ordinary Share (no-par value)	717200	Offer acceptance	150	86.00
28.04.2006	Dr. Martin Kohlhaussen	Ordinary Share (no-par value)	717200	Offer acceptance	6000	86.00
09.05.2006	Dr. Hubertus Erlen	Ordinary Share (no-par value)	717200	Offer acceptance	5350	86.00
18.05.2006	Hans-Georg Bleeck	Ordinary Share (no-par value)	717200	Offer acceptance	469	86.00
18.05.2006	Detlef Pfotenhauer	Ordinary Share (no-par value)	717200	Offer acceptance	168	86.00
19.05.2006	Dr. Hans-Peter Niendorf	Ordinary Share (no-par value)	717200	Offer acceptance	640	86.00
19.05.2006	Prof. Marc Rubin	Ordinary Share (no-par value)	717200	Offer acceptance	2000	86.00
27.05.2006	Prof. Rainer Metternich	Ordinary Share (no-par value)	717200	Offer acceptance	192	86.00
29.05.2006	Dr. Ulrich Köstlin	Ordinary Share (no-par value)	717200	Offer acceptance	6000	86.00
30.05.2006	Johannes Heitbaum	Ordinary Share (no-par value)	717200	Offer acceptance	281	86.00
30.05.2006	Heinz-Georg Webers	Ordinary Share (no-par value)	717200	Offer acceptance	124	86.00
31.05.2006	Detlef Pfotenhauer	Ordinary Share (no-par value)	717200	Offer acceptance	198	86.00
31.05.2006	Norbert Deutschmann	Ordinary Share (no-par value)	717200	Offer acceptance	714	86.00
07.06.2006	Dr. Hans-Peter Niendorf	Ordinary Share (no-par value)	717200	Offer acceptance	264	86.00
08.06.2006	Dr. Hubertus Erlen	Ordinary Share (no-par value)	717200	Offer acceptance	6000	86.00
23.06.2006	Dr. Ulrich Köstlin	Ordinary Share (no-par value)	717200	Offer acceptance	5400	89.00
23.06.2006	Dr. Reiner Hagemann	Ordinary Share (no-par value)	717200	Offer acceptance	3065	89.00
23.06.2006	Dr. Reiner Hagemann	Ordinary Share (no-par value)	717200	Offer acceptance	2500	89.00
26.06.2006	Dr. Karin Dorrepaal	Ordinary Share (no-par value)	717200	Offer acceptance	5400	89.00
26.06.2006	Dr. Hubertus Erlen	Ordinary Share (no-par value)	717200	Offer acceptance	7400	89.00
27.06.2006	Norbert Deutschmann	Ordinary Share (no-par value)	717200	Offer acceptance	31	89.00
28.06.2006	Dr. Jörg Spiekerkötter	Ordinary Share (no-par value)	717200	Offer acceptance	9910	89.00
30.06.2006	Prof. Rainer Metternich	Ordinary Share (no-par value)	717200	Offer acceptance	1550	89.00
14.12.2006	Prof. Marc Rubin	Ordinary Share (no-par value)	717200	Offer acceptance	3400	89.36

Exercise of shareholder rights: the General Meeting

Shareholders exercise their decision-making and supervisory rights at the General Meeting, where each share entitles the holder to one vote. Shareholders have the option to exercise their voting right in person or via a proxy of their choice, which may also be a shareholders' association. Proxies must be issued in writing. By providing proxies, Bayer Schering Pharma AG enables shareholders not attending the meeting to exercise their rights. This option is open to all shareholders who do not wish to attend in person or who do not wish to commission their custodian bank or another third party to exercise their voting rights.

Remuneration of the Board of Management and the Supervisory Board

Information on the remuneration of the members of the Board of Management and the Supervisory Board can be found in Note (35) to the Consolidated Financial Statements of this annual report.

Audit

At the Annual General Meeting on April 19, 2006, BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, Germany, was appointed as the auditors and Group auditors for fiscal year 2006. The Audit Committee commissioned the auditors on behalf of the Supervisory Board and set up the primary focuses of the audit.

Fees billed by BDO for professional services are set forth in Note (34) to the Consolidated Financial Statements of this annual report.

Responsible risk management

Good corporate governance also includes the responsible management of risks by a company. A discussion of the risk management provisions and measures taken by Bayer Schering Pharma AG is presented in the chapter Risk Report in the combined management report.

Transparency and communication

Bayer Schering Pharma AG is committed to making comprehensive information available simultaneously to the financial markets and all other parties interested in the development of the Company. We offer detailed company reports as well as, among other things, comprehensive information on corporate management in the Internet at www.schering.de, under Corporate Governance.

The declaration of conformity with the German Corporate Governance Code is also published in the Internet at www.schering.de, under Corporate Governance. Ad-hoc notifications under section 15 of the German Securities Trading Act (Wertpapierhandelsgesetz) as well as securities transactions that are notifiable under sections 15a and 21 of the German Securities Trading Act are also listed here. Furthermore, important information concerning the AGM is also published in the Internet at www.schering.de.

Code of Business Conduct and Ethics

As part of Bayer Schering Pharma AG's commitment to a high standard of ethical principles, the Board of Management and the Supervisory Board have adopted a Code of Business Conduct and Ethics. It describes the values, principles and practices that guide business conduct in the Bayer Schering Pharma AG Group. It is applicable to all employees worldwide as well as to members of the Board of Management and Supervisory Board.

The Code reflects the objective of management to reinforce company-wide ethical standards and to promote a work environment that fosters integrity, respect and fairness. It is a binding framework for all employees worldwide and defines conduct in international business activities, the management of conflicts of interest, questions of equality, the role of internal control systems, as well as the aim of the Company to comply with legal standards and other internal and external rules. A code of conduct compliance officer supports and oversees the implementation of and compliance with the Code.

It is the conviction of the Board of Management and the Supervisory Board that the long term interests of the Company are best served by a policy of strict adherence to the law and to principles, as well as social responsibility in all business activities.



Combined Management Report

At an extraordinary general meeting on September 13, 2006, the shareholders voted to change the name of Schering Aktiengesellschaft to Bayer Schering Pharma Aktiengesellschaft. The new name was officially entered in the commercial register on December 29, 2006. The Bayer Schering Pharma AG activities described in this business report correspond to the activities of the former Schering AG, likewise any data cited for the Bayer Schering Pharma AG Group are those of the former Schering AG Group.

The management reports of Bayer Schering Pharma AG and of the Bayer Schering Pharma AG Group have been combined. If not indicated otherwise, the information provided in this combined management report relates to the economic position and business development of the Bayer Schering Pharma AG Group. Information on the economic position of the parent company, Bayer Schering Pharma AG, is provided in a separate chapter.

Unless otherwise indicated, all narrative in this combined management report refers to sales growth rates adjusted for currency and structural effects.

Percentage changes in our overview of sales trends have been calculated on the basis of figures expressed in thousands of euros.

Business and operating environment

Summary of business developments

2006 world economy continues on an upswing

In 2006, the world economy continued the dynamic developments of the previous year, although this economic momentum weakened during the course of the year. The significant increase in oil prices during the first half of the year – mainly due to robust demand from Asia and the United States, in addition to political instability is several oil-producing states – had a dampening effect on the global economy. Nevertheless, economic growth remained remarkably strong. This was bolstered by ongoing positive monetary conditions and sinking oil prices in the second half of the year. These positive economic developments invigorated labor markets in the major industrialized countries, strengthening consumer demand. The subdued momentum in the United States was partially offset by the advancing expansion in Europe. Overall, growth in the newly industrialized countries remained stable.

Slowing growth in worldwide pharmaceuticals market

In 2006, the worldwide pharmaceuticals market grew by approximately 6%.[1] Sales of pharmaceutical products in the U.S., the largest market for pharmaceuticals, grew by just below 7%. The European market rose by about 5%, while the Japanese market increased by only 1%. Latin American markets experienced growth totaling 13%, which was mainly attributable to economic recovery there.

2006: Strong growth momentum

Fiscal 2006 was a year of renewed success for Bayer Schering Pharma AG. The Group generated net sales of €5,667m, which corresponds to a 10% increase after adjusting for currency and structure effects.[2] This growth was achieved with our specialty product portfolio, which demonstrates the sustainable strength of our business activities.

Our largest market segment, the Europe Region, saw sales rise by 7%. In addition to net sales increases in major markets such as Germany, France and Spain, we achieved strong net sales growth rates, primarily in Eastern Europe. In the United States, we achieved double-digit growth of 17%. Our sales in Japan declined by 7%. Our growth in the Latin America/Canada Region was very strong with 23%, and sales increased by 16% in the Asia/Pacific Region.

Currency fluctuations had an overall negative effect of 1% on net sales in the fiscal year 2006.

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[1] Market analyses are based on two sources, IMS Health and Evaluate Pharma. The sources are selected relative to their scope of available date for each of the regions represented.

[2] Unless otherwise indicated, all sales figures in this report have been adjusted for exchange and structural effects.

Worldwide market leader for female contraception products

Bayer Schering Pharma AG has been a market leader in oral contraceptives for years, having achieved an overall market share of 30% in the fiscal year 2006. This position has been strengthened by our most successful product – Yasmin®. Introduced on the market in 2000, today it is the world's leading branded oral contraceptive. At the end of 2006, the global market share of Yasmin® was almost 17%.[3] The net sales growth of Yasmin® continued with +37% in 2006.

Multiple sclerosis: Betaferon® sales continue to grow

In the Specialized Therapeutics business area, our best-selling product, Betaferon®, generated high growth rates of +15%. This growth was driven by continued increases in net sales in the Unites States and Europe, but was also positively affected by high demand in the remaining markets. The market share for Betaferon® in 2006 was approximately 15% in the U.S. and approximately 28% in the other Regions.

Earnings forecast fulfilled

The reported operating profit in 2006 amounted to €2,635m. Adjusted for one-time effects in connection with divestitures as well as takeover and integration-related expenses, the operating profit rose by 24% to €1,149m. This corresponds to an operating margin of 20.3% as compared to 17.5% in 2005. The reported net profit in 2006 amounted to €2,378m. Adjusted for the aforementioned effects, net profit rose to €783m (+26%), resulting in earnings per share (basic) of €4.11 (+26%).

At the beginning of 2006, the Board of Management had forecasted currency adjusted net sales in the high single digits and an operating margin of 18%. Due to continued positive business developments and the positive effects of our program to improve efficiency (FOCUS), we anticipated in July 2006 that the operating margin for 2006 would be in the range of 18.5–19% (excluding effects from acquisitions or divestitures and takeover-related expenses). With the aforementioned results, we achieved our financial targets for 2006.

[3] Sales and market share figures for Yasmin® also include sales of YAZ® and Yasminelle®.

Legal and organizational structure, internal financial reporting system

Legal structure

Bayer Schering Pharma AG with its headquarters in Berlin, Germany, is the parent company of the Bayer Schering Pharma AG Group. Bayer Schering Pharma Aktiengesellschaft is incorporated as a stock corporation under the laws of the Federal Republic of Germany. Bayer Schering Pharma AG was incorporated in 1871.

Bayer Schering Pharma AG was officially known as Schering AG until December 28, 2006. The new name became effective on December 29, 2006 with its entry in the commercial register. Bayer Schering Pharma AG has belonged to the Bayer Group since June 23, 2006. At the end of the fiscal year, Bayer Schering GmbH, a 100% subsidiary of Bayer AG, held a 96.2% share in Bayer Schering Pharma AG.

At the end of 2006, the Bayer Schering Pharma AG Group included approximately 100 subsidiaries worldwide with approximately 15,700 employees (calculation based on full-time employees). In the course of the integration of the Group into the Bayer Group, 52 subsidiaries were sold to companies within the Bayer Group during the reporting period. The profit from these transfers notwithstanding, there is no negative effect on the comparability of the Consolidated Income Statements with those of the previous year because all profits and expenditures for the companies sold off by December 31, 2006 are included in the Consolidated Financial Statements.

On July 31, 2006, Bayer Schering GmbH (formerly Dritte BV GmbH) entered into a domination and profit and loss transfer agreement with Bayer Schering Pharma AG (formerly Schering AG), whereby Bayer Schering GmbH was the dominating company and Bayer Schering Pharma AG was the controlled company. This agreement was approved by the extraordinary general meeting of Schering AG on September 13, 2006. The agreement became effective on October 27, 2006, with the entry in the commercial register. The domination section of the agreement took effect on the same day. The profit and loss transfer obligations start with the transfer of all profits from the fiscal year beginning on January 1, 2007.

At the behest of Bayer Schering GmbH, an extraordinary general meeting was called by Bayer Schering Pharma AG in December 2006 to vote on the transfer of minority shareholder shares to Bayer Schering GmbH in exchange for a fair compensation in cash. The transfer was approved by the requisite majority at the extraordinary general meeting on January 17, 2007.

Issued Capital

The issued capital amounts to €194m and is composed of 194 million no-par value shares. Each share represents €1.00 of the issued capital. The shares are designated by the owner. Each share is equal to one vote at general meetings.

The Board of Management is authorized to increase issued capital until April 15, 2009, with the approval of the Supervisory Board, on one or on several occasions by issuing new shares for cash or non-cash consideration, provided that the overall increase in issued capital does not exceed a total amount of €97m. Under certain conditions explained in greater detail in Note (22) to the Consolidated Financial Statements, the Board of Management is authorized to deny the shareholder subscription rights with the approval of the Supervisory Board.

The issued capital is conditionally increased by up to a total of €15m. Information on contingent capital can be found in Note (22) to the Consolidated Financial Statements.

Until September 30, 2007, the Board of Management is authorized to acquire shares of Bayer Schering Pharma AG stock in accordance with the aims approved in section 71(1) No. 8 AktG (German Stock Corporation Act). Under this authorization, shares totaling €15m in issued capital may be acquired.

Corporate management and control functions

The Board of Management of Bayer Schering Pharma AG presently consists of six members. In accordance with the pertinent bylaws and sections 84 and 85 AktG (German Stock Corporation Act), Management Board members can be appointed by the Supervisory Board for a period of no more than five years; the Supervisory Board can also appoint one of the members as Chairman of the Management Board. With suitable justification, the Supervisory Board can recall a Management Board member or Chairman.

The Supervisory Board of Bayer Schering Pharma AG consists of 16 members, eight of whom are elected by the General Meeting, and eight of whom are elected by the employees of Bayer Schering Pharma AG, in accordance with the German Co-Determination Act (Mitbestimmungsgesetz). A major part of Supervisory Board's activities is performed by committees.

The Board of Management reports regularly, promptly and extensively to the Supervisory Board on all questions relating to business planning, strategy, current business developments and the position of the Group, including its risk position and risk management. Any business developments that deviate from the plans and objectives are discussed in detail. The Company's strategic orientation is discussed with the Supervisory Board. The Supervisory Board's rules of procedure specify that significant transactions require the consent of the Supervisory Board.

For detailed information on the functions and responsibilities of the Board of Management and the Supervisory Board, please refer to the chapter Corporate Governance and to the Report of the Supervisory Board.

Organizational structure

In the year under review, our company was managed on a geographic basis. This reflected the structure of our sales organization, our system of financial reporting and what we believe to be the predominant sources and nature of risks and returns in our business. Hence, our segment reporting is divided into five geographic regions: the Europe Region, United States Region, Japan Region, Latin America/Canada Region and Asia/Pacific Region. Other Activities, which primarily include our dermatology business managed by our subsidiary Intendis GmbH, as well as our pharmaceutical chemicals business and, as of 2006, the Medrad Group business with application technologies for contrast agents, are managed and reported on a worldwide basis, and are therefore presented separately.

Internal financial reporting system

The internal financial reporting measure utilized by our Board of Management to plan, control and monitor the business development is the segment performance. Segment performance includes net sales and operating costs – particularly marketing and sales and administration – as well as items of other income and expense directly attributable to the segment.

Under this approach, transfers from our production facilities are charged to the segments at standard production costs. Research and development expenses are not included in segment performance, as these functions are managed on a worldwide basis. Furthermore, segment performance does not include the costs of other corporate functions or those items of other income and expense not attributable to individual segments.

Other information required by sections 289 and 315 of the German Commercial Code

Articles of Association

The Bayer Schering Pharma AG Articles of Association are published in the Internet at www.schering.de. In accordance with section 179 AktG (German Stock Corporation Act), any change to the Articles of Association requires a vote by the general meeting, whereby a three quarters majority of the issued capital represented at the General Meeting is necessary.

Essential features of the remuneration sytem for members of the Board of Management and the Supervisory Board

Until September 2006, the annual remuneration of each member of the Board of Management consisted of fixed and variable cash compensation elements (including non-cash benefits) as well as long-term performance-based compensation elements. The variable compensation element depended on the development of the earnings per share. The long-term performance-based element consisted of annually adjusted rights to a certain number of stock options, predicated on the member's own investment in the stock of the company; during the reporting period, no stock options were granted.

Members appointed to the Board of Management in September 2006 and in January 2007 no longer receive compensation from Bayer Schering Pharma AG, but instead from Bayer HealthCare AG. Bayer Schering Pharma AG then compensates Bayer HealthCare AG. In the case of members appointed to the Board of Management before September 2006, the variable and long-term performance-based compensation elements depend on the annual results and are in total limited to an amount equivalent to the fixed compensation multiplied by the factor 2.2; the original terms of office remained unchanged.

In accordance with section 13 of the Articles of Association, members of the Supervisory Board receive a fixed annual cash remuneration of €35,000 as well as long- and short-term performance-related compensation components for the year 2006. The short-term remuneration is linked to the Company's earnings per share, the long-term remuneration to its share price performance over a period of three years. The Supervisory Board also receives €585,000 annually as remuneration for its members' service on committees.

Agreement between members of the Board of Management and the employees in the case of a change of control

By the end of the fiscal year, agreements had been reached with certain members of senior management, giving them assurances of continued compensation for a limited time if their employment were to be prematurely terminated due to a change of control at the company.

Activities of our Business Areas

Gynecology&Andrology

HIGHLIGHTS

- Global market leader in female contraception: Yasmin®, Mirena®
- Additional benefits in Menopause Management with drospirenone: Angeliq®
- New product approvals: YAZ®, Yasminelle®

Bayer Schering Pharma AG has been a pioneer in hormone research for decades. We are a leading Women's Health company, offering products for specialized gynecological fields. In the area of andrology, we have products for the treatment of male hypogonadism (testosterone deficiency) in different application forms.

Since 2005, we are the world market leader in hormonal contraception. Our broad range of contraceptives gives women and doctors the broadest choice for optimum care of individual and medical needs.

We have continued to expand our worldwide role as the leader in the field of female contraception, primarily through continuously strengthening our position in the United States, focusing on the optimal use of our progestin drospirenone.

We intend to play a significant role in the menopause management market with Angeliq®, our globally registered drospirenone-containing product for hormone therapy. We are working intensively on expanding our new indication area of gynecological therapy. We are focusing on new growth areas in this subsegment with innovative treatment methods for gynecological disorders such as uterine fibroids and endometriosis.

In the field of andrology, we are concentrating on two therapeutic areas: the treatment of hypogonadism and fertility control in men.

Female contraception

We offer a broad range of contraceptive options to help women choose when and if they will have children. Reliable family planning helps women shape their lives according to their own wishes.

Our innovations in this field have set new standards. One of our major areas of expertise is the development of oral contraceptives with a wide range of added health benefits. We are working on the development of new pharmaceutical treatments for hormone-related menstrual disorders that affect otherwise healthy women's ability to function in their daily lives.

Our main growth drivers in female contraception are our drospirenone-based products Yasmin®, YAZ® and Yasminelle®. Mirena® is our levonorgestrel-containing intrauterine system (IUS) for long-acting contraception.

Moreover, within the next decade, we expect to provide additional innovation in female contraception with non-steroidal and tissue selective preparations.

Oral contraceptives

Yasmin® is the world's top-selling oral contraceptive. Yasmin® is currently available in over 100 countries To date, more than 200 million monthly cycle packs of Yasmin® have been used across the globe.

The success of Yasmin® is based above all on our novel progestin, drospirenone. The pharmacological profile of this substance offers attractive benefits to women in addition to its contraceptive action. Drospirenone's antimineralcorticoid properties enable it to counter the effect of estrogen on water retention.

YAZ®, a low dose version of Yasmin® in a new dosing regimen of 24 days of active pills and four days of placebo, was launched in the U.S. in April 2006. It is currently the fastest growing oral contraceptive brand in the U.S. and obtained approval from the U.S. Food and Drug Administration (FDA) as the first and only oral contraceptive that is also clinically effective in treating the symptoms of premenstrual dysphoric disorder (PMDD) for women who choose to use an oral contraceptive as their method of contraception. PMDD, a severe form of premenstrual syndrome (PMS), is a condition in which women's emotional and physical symptoms are disruptive enough to significantly impact relationships, social activities and work productivity. Symptoms of PMDD include mood swings, irritability, headaches, feeling anxious, bloating and food cravings.

On January 29, 2007, we received FDA approval for our oral contraceptive, YAZ®, in the new indication acne. YAZ® can now be used in the treatment of moderate acne in women who desire an oral contraceptive for birth control.

Yasminelle®, another low dose version of Yasmin® in a 21 day regimen, has been approved as an oral contraceptive in Europe in 2006 and has been launched in major European countries.

Non-oral contraceptives

Our levonorgestrel-containing IUS, Mirena®, is a long-acting contraceptive which is effective for up to five years. More than 10 million women, including a growing number of first-time contraception users, have opted for Mirena®. Mirena® is an ideal method of contraception for women who want to have a convenient, long-acting contraceptive method, e.g. women who have recently had a child or women who do not plan to have any children in the immediate future.

Menopause Management

Menopause is a natural part of the female life cycle. Annually, an estimated 25 million women worldwide undergo the menopause, and the number of women aged 50 years or older is expected to increase from about 500 million today to over a billion by the year 2030. For many women, the diminishing supply of estrogen is accompanied by menopausal symptoms (climacteric disorders) that can seriously impair the quality of life. Vasomotor symptoms, such as hot flashes, are the most common symptoms of menopausal estrogen deficiency. These symptoms can be treated with hormone therapy tailored to a woman's individual requirements. The goal is to maintain women's health and quality of life over the long term.

Bayer Schering Pharma AG offers innovative treatment options for menopausal symptoms. Angeliq® is our continuous combined hormone therapy, containing drospirenone. Angeliq® is effective in treating menopausal symptoms and also prevents postmenopausal osteoporosis. In 2006, Angeliq® was launched in the U.S.

Since drospirenone is a progestin with aldosterone receptor antagonism (PARA), Angeliq® provides important and clinically meaningful effects beyond treating menopausal symptoms, namely a favorable effect on estrogen-related symptoms of water retention. Angeliq® also has a positive blood pressure-lowering effect in hypertensive women.

Andrology

Our andrology activities are focused on two main areas: the treatment of male hypogonadism (testosterone deficiency) and the development of reliable, reversible methods of male fertility control.

Testosterone therapy

Male hypogonadism can cause serious health problems and can have a drastic impact on men's quality of life, including lower bone density, decline in muscle mass as well as a reduction in libido and erectile function. Over the past few years, we have introduced several innovative products to the market and are now the market leader in Europe.

Nebido® is the first testosterone preparation that usually only has to be injected approximately every three months. Conventional preparations have to be injected about twenty times a year. The innovative formulation and depot effect of Nebido® guarantee a continuous physiological level of testosterone and a reliable treatment of the symptoms of male hypogonadism. Testogel®, which is marketed in Europe and Australia, has the advantage of a convenient gel formulation that can be applied to the skin by the patient himself.

Research and Development Activities

In the framework of the integration of Bayer Schering Pharma AG into the Bayer Group, the research and development pipeline is being assessed. Therefore, the following projects should only be seen as examples. A detailed report on our research and development activities will be presented in the future.

The research and development activities of the Gynecology&Andrology business area include the following, exemplary projects:

Female Contraception

Building the YAZ® family

In clinical studies, YAZ® is being evaluated to develop Bayer Schering Pharma AG's first oral contraceptive in long-cycle administration. A flexible dosing regimen is expected to make YAZ® significantly different from other long-cycle oral contraceptives.

Fertility Control Patch (FC-Patch)

Our new contraceptive patch will offer women contraception with the reliability of the pill in an innovative and cosmetically appealing transdermal system. The patch combines a low dose of hormone with good cycle control. It is simple to use and has to be changed only once a week.

Menopause Management

In order to increase options for individualized hormone therapy, we are currently developing further low dose combinations, e.g. a microdose transdermal estrogen therapy for the relief of vasomotor symptoms with the lowest available dose. We are also working on several promising R&D projects which have the potential to introduce new paradigms to menopause management, e.g. tissue selective preparations.

Gynecological Therapy

The indication area of treating gynecological disorders should strengthen our position in the field of female healthcare. The synergies with our other gynecological indications and long-standing gynecological-endocrinological expertise should be conducive to our success.

Male Contraception

We have taken on the challenge of developing a reliable, safe and reversible method for fertility control in men. We are conducting basic research to better understand the biological processes of the male reproductive system and are targeting the development of hormonal and non-hormonal methods of fertility control that can be used by men.

Diagnostic Imaging

HIGHLIGHTS

- Global market leader in contrast media for magnetic resonance imaging
- Pioneer in the field of magnetic resonance angiography
- Global market leader in application technologies for contrast agents

We are a global market leader in the field of in vivo diagnostic imaging, providing innovative X-ray and magnetic resonance imaging (MRI) products. Diagnostic imaging enables doctors to make early, precise diagnoses and make the necessary decisions on treatment. Our contrast media are used in computer tomography (CT), other X-ray procedures, and magnetic resonance imaging.

By combining the technical imaging procedures with our contrast media, we can confirm or – just as important – rule out suspected causes for patient disorders such as malignant tumors, other pathological tissue changes or arterial narrowing, saving patients from having to undergo unnecessary medical procedures.

Magnetic resonance imaging

MRI makes changes in the structure of body tissue visible more clearly and precisely than a standard X-ray examination or ultrasound diagnostics. In addition to its use in the diagnosis of diseases, MRI is also increasingly being deployed for planning treatment and measuring treatment results.

In recent years, we have introduced new and more specific contrast media products for the rapidly developing field of MRI onto the market. In 2006, for example, we introduced a global innovation, Vasovist® – the first product in an entirely new class of contrast agents for magnetic resonance imaging of blood vessels.

Our leading MRI contrast agent, Magnevist®, was the first marketed MRI contrast medium and continues to be the leading product worldwide. So far, Magnevist® has been used more than 70 million times.

Gadovist® 1.0 is a highly concentrated MRI contrast medium with a broad application range that, for example, includes MRI of the brain and spinal cord. Because of its high concentration, Gadovist® 1.0 enables better detection and classification of, for example, the blood flow in tumors. The product is also approved for vascular examinations and MRI of the liver and kidneys.

Liver-specific imaging

Primovist® and Resovist® are organ-specific MRI contrast agents for diagnosing lesions in the liver. Because of its structural properties, Primovist® is taken up specifically by intact liver cells (hepatocytes) and therefore has a contrast-enhancing effect in healthy liver tissue. It can be used to detect even small liver lesions. In addition, Primovist® not only enables the localization but also the characterization of hepatic lesions. This makes it possible to differentiate between hepatic cancer, metastases and other malignant lesions, and benign changes such as the growth of new blood vessels or cysts.

Vascular imaging

Vascular diseases are a frequent cause of physical disabilities in industrialized countries, and they often have fatal consequences. Constricted or blocked arteries can result in necrotized tissue, thromboses, or embolisms. Safe and early diagnosis is essential to ensure adequate treatment. This is commonly done with the aid of an X-ray examination of the blood vessels, which requires the insertion of a catheter. The procedure is associated with certain risks for the patient, however, as it is invasive and involves exposure to radiation. Around five million X-ray angiograms of the blood vessels are carried out each year in the U.S., while in Europe the figure stands at around four million per year.

Magnetic resonance angiography (MRA) today offers doctors and patients an additional, gentler and safer method of producing images of the blood vessels, enabling vascular diseases to be detected at a very early stage. One major advantage of this minimally invasive technique is that there is no need for a catheter.

Our novel gadolinium-based product, Vasovist®, is the first in a new class of what are known as blood pool contrast agents for MRA. Since October 2005, it has been approved for all EU member states, indicated for visualization of abdominal and limb vessels in patients with known or suspected vascular disease, such as stenosis and aneurysms. It has also been approved in other countries, including Switzerland (where it is licensed for whole-body MRA), Australia and Canada. Vasovist® is now on the market in 16 countries. Vasovist® remains in the blood much longer than conventional MRA contrast agents, and its substantially higher relaxivity allows it to produce remarkably high-resolution images. Vasovist®-enhanced MRA offers the clinician a very reliable and flexible method of performing a comprehensive and detailed diagnostic workup. Vasovist® was co-developed with EPIX Pharmaceuticals, Inc. Bayer Schering Pharma AG owns the global marketing rights for the product. In the U.S., EPIX received an approvable letter from the FDA for Vasovist® in November 2005.

X-ray contrast media

The use of improved equipment for CT has resulted in higher-quality images. Faster multislice CT technology, which reduces the duration of the examination, is becoming more prevalent. In most CT examinations, contrast media are used for higher-precision imaging and thus more reliable diagnoses.

Ultravist® and Iopamiron® are approved for all common X-ray examinations, including CT. They are used extensively, for example, in the diagnosis of abdominal diseases, strokes and cardiac disease, as well as in CT cancer diagnosis. We market Iopamiron® under a license from Bracco, S.p.A., mainly in Japan, France and Latin America. Ultravist® has been used over one hundred million times to date. In July 2006, Ultravist® 370, one of four concentrations in which the product is sold, was voluntarily recalled from the market. The reason was an increase in reports of isolated occurrences of crystallization in the solution. After the implementation of corrective measures, the production of Ultravist® 370 and sales in many countries were resumed in the first quarter of 2007.

We expect the combination of Ultravist® and new CT procedures such as the ultrafast Dual Source CT system from Siemens Medical Solutions to provide significant clinical advantages over existing CT systems. This is especially true for the fast-growing fields of diagnostic imaging such as CT examinations of the heart and CT use in acute care imaging. Bayer Schering Pharma AG and Siemens Medical Solutions are jointly exploring this field. In addition to new applications for established contrast media like Ultravist®, the Dual Source CT technology could open new avenues for innovation in CT contrast media.

Application technologies for contrast agents

Medrad, Inc. develops, manufactures and markets injection systems and accessories for contrast agents and is the global market leader in this field.

Medrad's product portfolio in the field of magnetic resonance imaging includes the injection system Spectris Solaris®, which facilitates precise application of the contrast agent, as well as the Continuum infusion pump for continuous drug administration even in the direct vicinity of an MRI scanner.

Medrad offers the Stellant® dual injection system for the application of CT contrast agents. One of the latest product developments from Medrad is Avanta™, a special fluid management system for injecting contrast agents and saline solution, which is used in cardiac catheter examinations.

Another new product is Prostate eCoil™, a magnetic coil for very high-resolution MRI of the prostate.

In the framework of the integration of Schering AG (as of December 29, 2006: Bayer Schering Pharma AG) and the pharmaceuticals division of Bayer, we sold our interest in Medrad to Bayer AG at the end of 2006.

Research and Development Activities

In the framework of the integration of Bayer Schering Pharma AG into the Bayer Group, the research and development pipeline is being assessed. Therefore, the following projects should only be seen as examples. A detailed report on our research and development activities will be presented in the future.

Molecular imaging

Molecular imaging comprises diagnostic procedures that particularly allow the detection of precursors of disease on a cellular and molecular level before clinical manifestations have occurred. Such procedures are expected to provide not only earlier but also more accurate detection of, for example, tumors and central nervous system disorders. In the field of molecular imaging, we are pursuing promising approaches with innovative carrier molecules that bind highly specifically to certain cell structures. This will facilitate the development of procedures for visualizing disease-specific biological processes on a molecular level. In oncology, for example, target-specific molecules that target proteins associated with the angiogenesis of solid tumors are expected to improve diagnostic accuracy. In the central nervous system, other target-specific molecules may provide early diagnosis of neurodegenerative diseases. As part of our research cooperation program with the U.S. company AVID Radiopharmaceuticals, Inc., Bayer Schering Pharma AG is developing new substances for the early diagnosis of Alzheimer's disease. In 2006, we also set up a research program with Stanford University in the field of molecular imaging.

Optical imaging

Optical imaging uses laser light to illuminate tissue, such as breast tissue. Combining this technology with fluorescent dyes lets us target tumors. This innovative imaging modality is expected to improve diagnosis of breast cancer. We have formed a cooperation with Philips Medical Systems in this field. As part of our collaboration, both companies will have the option to expand the cooperation to cover other imaging technologies and contrast agents where synergies between the partners are expected.

Specialized Therapeutics

HIGHLIGHTS

- Betaferon® approved for all relapsing forms of multiple sclerosis (MS)
- 16 years of clinical experiences with Betaferon®
- Additional approval for earliest stages of MS

In the Specialized Therapeutics business area, we are committed to maximize the value of our research assets and advance the most promising candidates into development. We are also continuously screening licensing opportunities for innovative products that will address areas of high unmet medical need in which specialty physicians are involved in patient care. For instance, in multiple sclerosis we currently have several innovative projects in various stages of research and early preclinical development. These candidates possess novel mechanisms of action tackling various stages and forms of this debilitating disease.

Multiple sclerosis

Multiple sclerosis is a chronic inflammatory and progressive disease of the central nervous system which affects about 1.5 million people worldwide. Mostly occurring in episodes, the disease begins to take its course when the components of the human immune system lose their balance. Recurrent attacks of MS described as relapses are the phases when symptoms break out anew or the condition becomes exacerbated in general. The description of relapsing-remitting MS includes the most prevalent type, which progresses in relapsing episodes after periods of remittance, and some elements of the secondary progressive form of MS.

Our product Betaferon® has been approved for a broad spectrum of MS indications and was a pioneer in the treatment of the disease. It was the first beta-interferon approved in the U.S., Europe and Japan. In most countries, Betaferon® has been approved for all relapsing forms of MS, including patients with the first episode consistent with MS. Furthermore, with extensive research activities, Bayer Schering Pharma AG is addressing new relevant therapy approaches. Today, doctors can rely on 16 years of clinical experience with Betaferon®. This is significant because long-term therapeutic experience with patients afflicted by chronic illnesses is important to the medical profession.

In our 16-Year Long-Term Follow-up Study, we have investigated the long-term efficacy and tolerability of Betaferon® treatment. The results showed that patients treated with Betaferon® for 16 years displayed a better clinical course in regard to disability progression than patients treated for shorter periods or not at all.

In the BENEFIT study (Betaferon® in Newly Emerging Multiple Sclerosis For Initial Treatment), we investigated the efficacy and safety of Betaferon® in patients with first clinical symptoms indicative of MS. The results show that early treatment with Betaferon® reduces the risk of developing clinically definite MS. Based on the BENEFIT results, the treatment of the respective patients has been approved by regulatory agencies in the U.S., Europe, Canada, and Australia.

In the framework of our BEYOND program (Betaferon® Efficacy Yielding Outcomes of a New Dose), we are testing a new, substantially stronger Betaferon® dosage at 500 mcg per injection versus the currently approved dose of 250 mcg per injection. 2,200 patients are taking part in the program, making BEYOND the largest controlled clinical study in MS research. In another arm of the study, we are investigating the effectiveness of Betaferon® compared to the daily dose of 20 mg glatiramer acetate given to patients with relapsing-remitting MS.

Research and Development Activities

In the framework of the integration of Bayer Schering Pharma AG into the Bayer Group, the research and development pipeline is being assessed. Therefore, the following projects should only be seen as examples. A detailed report on our research and development activities will be presented in the future.

One example of our research and development activities in the Specialized Therapeutics business area is alemtuzumab, which is currently on the market for the treatment of chronic lymphocytic leukemia under the trade name Campath®/MabCampath®. Alemtuzumab is also being evaluated as a new therapy approach for MS. The development program is being run by our partner, Genzyme Corporation. The 2-year interim analysis in September 2006 demonstrated significant treatment effects in favor of alemtuzumab when compared to interferon beta-1a in a 44 mcg dosage. Due to serious adverse events in the trial, dosing was already suspended in September 2005, at a time when most patients had received two annual cycles of therapy with alemtuzumab. The trial remains on clinical hold in the U.S. Genzyme Corporation and Bayer Schering Pharma AG are working closely with clinical investigators and the FDA to redefine the development program. The program is not on clinical hold in Europe.

Oncology

HIGHLIGHTS

- Leadership position in hematological oncology
- Exploiting further growth potential in hematological oncology
- Building a presence in solid tumor market

Oncology is a very attractive therapeutic area for Bayer Schering Pharma AG with a high business promise. Despite significant advances in recent years, the medical need for therapies that can extend life and cure people with cancer remains high.

Our innovative and broad oncology R&D portfolio consists of systemic and targeted therapies. Already today, we market a range of hematological oncology therapies and we aim to establish a strong presence in the field of solid tumors.

Hematological oncology

Our product portfolio in this area provides therapeutic approaches for the targeted treatment of forms of leukemia and lymphoma that have the potential to improve patients' quality of life, to prolong disease-free time and to potentially extend chances of survival.

Due to high response rates and a significant proportion of remissions, Fludara® has been established as a standard treatment for patients with relapsed or refractory chronic lymphocytic leukemia (CLL). CLL usually occurs after the age of 50 and, with approximately 180,000 new cases every year worldwide, is the most common form of leukemia in adults. Unlike alkylating cytotoxic chemotherapies, Fludara®, a purine nucleotide analog, inhibits the synthesis of new DNA, thus preventing leukemia cells from multiplying.

Fludara® i.v. was approved in 1991 and is available in 98 countries worldwide as a second-line therapy for CLL patients who have failed previous treatment with alkylating agents. In addition, Fludara® i.v. has been approved as a first-line therapy of CLL in 62 countries. In 29 countries, Fludara® i.v. was also approved for the second-line treatment of low grade non-Hodgkin's Lymphoma (lg-NHL).

The oral formulation, Fludara® Oral, has been proven to be as effective as the i.v. formulation and received the first marketing authorization in 2000. The oral formulation is currently approved for the first- and second-line treatment of CLL in 28 and 74 countries, respectively. In addition, Fludara® Oral was approved in two countries for the treatment of NHL.

In October 2006, we outlicensed the exclusive right to develop and commercialize Fludara® Oral in the United States to Xanthus Pharmaceuticals, Inc.

Although CLL is still an incurable disease, survival times might be extended if patients respond to new treatments. The monoclonal antibody Campath® (trade name outside the U.S.: MabCampath®) targets the CD52 antigen which is expressed on both B- and T-cells. It is the only approved medication for patients who have been previously treated with alkylating agents and who have failed Fludara® therapy. Campath® is the first and only CLL treatment in Europe to include survival data in the product label. Campath® is one of the most active single agents available for the treatment of CLL. It has the ability to reduce the disease burden to such low levels that CLL cells can no longer be detected by conventional sensitive detection methodologies. Thereby, a minimal residual disease (MRD) negative status can be achieved, meaning that leukemia cells cannot be detected even with most sensitive molecular methodologies. There is growing evidence that an MRD negative status could be a surrogate marker for longer survival.

Zevalin® has been approved in Europe for the treatment of adult patients with rituximab relapsed or refractory follicular non-Hodgkin's Lymphoma (NHL). NHL is a malignant tumor affecting the lymphatic system. Zevalin® combines the tumor targeting ability of an anti-CD20 monoclonal antibody and the cytotoxic power of Yttrium-90 radiation.

NHL cancer cells are radiosensitive, which makes the use of Zevalin® in several different treatment approaches possible. NHL is the fifth most common cancer after breast, prostate, lung, and colon cancer. It originates from lymphocytes, a type of white blood cells. The overall prevalence of NHL in the European Union is approximately 230,000, with an annual incidence of about 70,000. This incidence is currently increasing in Europe by four percent per year.

Sargramostim, currently marketed in the U.S. as Leukine®, is a growth factor that helps fight infection and disease in appropriate patients by enhancing immune cell function. Leukine® is the only growth factor approved in the United States for use following induction chemotherapy in older adults with acute myelogenous leukemia (AML) to shorten the time to neutrophil recovery and reduce the incidence of severe and life-threatening infections and infections resulting in death.

Leukine® has also been approved in the United States for use in four additional indications: myeloid reconstitution following allogeneic and autologous bone marrow transplantation (BMT), peripheral blood stem cell (PBSC) mobilization and subsequent myeloid reconstitution in patients undergoing PBSC transplantation, and bone marrow transplantation failure or engraftment delay.

Solid tumors

Bonefos® is a bisphosphonate used for the treatment of hypercalcemia and osteolysis due to malignancies in breast cancer and multiple myeloma. Bonefos® is available in almost 70 countries and has been on the market since 1985. Bonefos® has a wealth of clinical trial data and the clinical safety profile is supported by more than 20 years of clinical use, representing 300,000 patient-years of clinical experience for the oral formulation.

Research and Development Activities

In the framework of the integration of Bayer Schering Pharma AG into the Bayer Group, the research and development pipeline is being assessed. Therefore, the following projects should only be seen as examples. A detailed report on our research and development activities will be presented in the future.

In the Oncology business area, we concentrate our research and development activities on the following fields: hematological oncology and solid tumors. An example of our activities is Campath® (alemtuzumab) for the treatment of chronic lymphocytic leukemia (CLL).

In December 2006, we announced results from CAM307, an international Phase III clinical trial comparing Campath® with chlorambucil in previously untreated patients with chronic lymphocytic leukemia (CLL). The study data were presented at the 48th Annual Meeting of the American Society of Hematology (ASH) in Orlando, Florida. The study met its primary endpoint by demonstrating superior progression free survival in patients treated with Campath® versus chlorambucil, with Campath® reducing the risk of disease progression or death by 42 percent.

An additional trial is investigating the role of Campath® in combination with Fludara® in a second-line setting. This project is led by Genzyme Corporation, which is our partner in the development of Campath®.

Performance

Selected Consolidated Income Statement Data*					Bayer Schering Pharma AG Group
€m	2006**	2005	2004	2003	2002***
Net sales	**5,667**	**5,308**	**4,907**	**4,828**	**5,023**
Gross profit	4,373	4,052	3,701	3,595	3,811
Gross margin	*77.2%*	*76.3%*	*75.4%*	*74.5%*	*75.9%*
Operating profit	**1,149**	**928**	**768**	**696**	**744**
Operating margin	*20.3%*	*17.5%*	*15.7%*	*14.4%*	*14.8%*
Financial result	54	42	–9	15	–23
Profit before taxes	**1,203**	**970**	**759**	**711**	**721**
Income taxes	–417	–346	–252	–259	–253
Effective tax rate	*34.7%*	*35.7%*	*33.2%*	*36.4%*	*35.1%*
Net profit	**783**	**619**	**504**	**449**	**466**
Weighted average number of shares outstanding (in million)	190.6	190.0	191.2	194.4	197.3
Earnings per share basic (€)	**4.11**	**3.26**	**2.64**	**2.31**	**2.36**
Dividends per share**** (€)	0.05	1.20	1.00	0.93	0.93

* Figures for 2002-2004 adjusted in accordance with the amendment to IAS 19 "Actuarial Gains and Losses, Group Plans and Disclosures"

** Figures for 2006 adjusted for one-time effects from takeover offers, integration measures and divestments

*** Figures for 2002 adjusted for one-time effects, in particular from the sale of our stake in Aventis CropScience

**** The dividend with respect to 2006 is subject to approval at the Annual General Meeting

Business Trends: Bayer Schering Pharma AG Group

Unless otherwise indicated, all narrative in this combined management report refers to sales growth rates adjusted for currency and structural effects.

Net sales and market shares generated by our Yasmin® product referred to in the management report also include YAZ® and Yasminelle®.

Net sales

In 2006, the Bayer Schering Pharma AG Group generated total net sales growth of 7%. Adjusted for currency effects and effects from divestments, net sales rose by 10%.

Net sales by Region							Bayer Schering Pharma AG Gr	
	€m		Change from 2005				% of	
	2006	2005	total	volume/price	currency	structure	2006	2
Europe Region	2,525	2,456	+3%	+7%	0%	–4%	45%	
United States Region*	1,209	1,063	+14%	+17%	–2%	–1%	21%	
Japan Region	379	434	–13%	–7%	–6%	0%	7%	
Latin America/Canada Region	577	464	+24%	+23%	+1%	0%	10%	
Asia/Pacific Region	293	249	+18%	+16%	+2%	0%	5%	
Other Activities	684	642	+7%	+8%	–1%	0%	12%	
*thereof: Medrad**	*371*	*328*	*+13%*	*+15%*	*–2%*	*0%*	*7%*	
thereof: Intendis	*237*	*223*	*+6%*	*+8%*	*–2%*	*0%*	*4%*	
Total	**5,667**	**5,308**	**+7%**	**+10%**	**–1%**	**–2%**	**100%**	**1**

* In 2006, the global application technologies business of Medrad, Inc. has not been reported as part of the United States Region segment, but in Ot Activities. The previous year's figures have been adjusted accordingly.

Our top 10 products made a particularly strong contribution to this increase in net sales (average +13%). Our top-selling product Betaferon® (marketed in the U.S. and Canada under the trade name Betaseron®) generated growth of 15%. Net sales of our innovative oral contraceptive Yasmin® rose by 37%. Yasmin® is the top-selling oral contraceptive worldwide, with a global market share of approximately 17% in 2006.

Top-selling products			Bayer Schering Pharma AG Group		
			Net sales 2006	Change from 2005	
			€m	Total	Currency adjusted
1.	Betaferon® / Betaseron®	(Specialized Therapeutics)	991	+14%	+15%
2.	Yasmin®	(Gynecology&Andrology)	794	+36%	+37%
3.	Magnevist®	(Diagnostic Imaging)	323	−2%	0%
4.	Mirena®	(Gynecology&Andrology)	301	+24%	+25%
5.	Ultravist®	(Diagnostic Imaging)	222	−11%	−11%
6.	Iopamiron®	(Diagnostic Imaging)	221	−9%	−4%
7.	Diane®	(Gynecology&Andrology)	175	+2%	0%
8.	Microgynon®	(Gynecology&Andrology)	144	+8%	+8%
9.	Meliane®	(Gynecology&Andrology)	123	−1%	−1%
10.	Fludara®	(Oncology)	120	+14%	+14%
	Total		**3,414**	**+12%**	**+13%**
Total as % of Group sales			**60%**		

Gross profit

Gross profit increased by 8% to €4,373m in 2006. The gross margin improved by 0.9 percentage points to 77.2%. This increase was mainly due to effects from an improved product mix, as the share of higher-margin products has increased compared to the previous year.

Operating profit

Marketing and selling costs increased by 5% to €1,752m and therefore proportionately less than net sales. Engineering and administration costs amounted to €520m, virtually at the previous year's level. Research and development costs increased by 4% to €1,026m. As a percentage of net sales, research and development costs decreased slightly to 18.1% as compared to the previous year (18.5%). Overall, the cost structure was positively influenced by the initiated integration of the activities of the Bayer Schering Pharma AG Group with the pharmaceuticals business of Bayer. Cost containment effects resulted particularly from a restrictive hiring policy.

The Other operating result includes income of €2,268m and expenses of €708m and is characterized by one-time effects that are explained below.

The Other operating result includes an income of €1,760m from the sale of a total of 52 subsidiaries to companies of the Bayer Group in connection with the integration of the pharmaceutical activities of Bayer with Bayer Schering Pharma AG. In addition, the Other operating result included a gain of €34m from the sale of our 50 percent stake in the German distribution company, ALK-Scherax Arzneimittel GmbH.

Furthermore, the Other operating result includes one-time costs of €250m (net of corresponding income) relating to the takeover offers announced in March 2006, and to initiated measures to integrate the Group into the Bayer Group. The one-time costs mainly include severance payments, consultancy fees, as well as expenses from the exercise of stock option plans; they are presented in Note (10) to the Consolidated Financial Statements. In addition, the Other operating result includes expenses of €58m relating to the disposal of our global radiopharmaceuticals business.

The reported operating profit therefore amounted to €2,635m. Adjusted for the aforementioned one-time effects, the operating profit amounted to €1,149m (+24%). The adjusted operating margin increased by 2.8 percentage points to 20.3%.

Financial result

The financial result was €54m compared with €42m in 2005. Besides significantly lower interest costs from pension obligations, the financial result was particularly affected by gains from the sale of investments and marketable securities, while the financial result in the period of comparison included a gain of €43m from the sale of our 25 percent stake in medac GmbH.

Income taxes

Income taxes decreased to €308m, compared to €346m in 2005. Adjusted for tax effects on the one-time items commented under operating profit, income taxes amounted to €417m, which relates to an effective tax rate of 34.7% (2005: 35.7%). Adjusted for additional tax free gains from the sale of investments and the reversal of provisions as well as prior-period taxes, the adjusted tax rate was 35.6%, slightly below the adjusted rate of 36.0% in the previous year.

Net profit

Net profit increased in 2006 due to the above mentioned one-time effects to €2,378m as compared to €619m in the previous year. Basic earnings per share increased correspondingly to €12.47 compared to €3.26 in 2005. Adjusted for the one-time effects, net profit increased to €783m, and basic earnings per share increased to €4.11 (each +26%).

Results of Operations by Segment

The segments used have been identified in accordance with the provisions of IAS 14 (revised). In the period under review, the primary basis of segment reporting was geographic. This reflected the regional management structure of our sales organization, our internal reporting systems, and what we believe to be the predominant sources and nature of risks and returns in our business. Hence, our segment reporting comprises five geographic segments: Europe Region, United States Region, Japan Region, Latin America/Canada Region, and Asia/Pacific Region. Other Activities, which primarily include the dermatology business operated by our Intendis GmbH subsidiary, our pharmaceutical chemicals business, and – in 2006 – the Medrad Group's application technologies business for contrast agents – are managed and reported on a worldwide basis, and are therefore presented separately.

Segment performance is the internal performance benchmark used in Bayer Schering Pharma AG's internal management systems. Transfers from our production facilities are charged to segments at standard production cost. Research and development expenses are not included in segment performance, as the corresponding activities are managed on a worldwide basis.

Results of Operations by Segment				Bayer Schering Pharma AG Group	
	€m		Change from 2005	% of total	
	2006	2005		2006	2005
Net sales					
Europe Region	2,525	2,456	+3%	45%	46%
United States Region*	1,209	1,063	+14%	21%	20%
Japan Region	379	434	–13%	7%	8%
Latin America/Canada Region	577	464	+24%	10%	9%
Asia/Pacific Region	293	249	+18%	5%	5%
Other Activities*	684	642	+7%	12%	12%
Total	**5,667**	**5,308**	**+7%**	**100%**	**100%**
Segment performance					
Europe Region	1,375	1,192	+15%	51%	52%
United States Region*	562	463	+21%	21%	21%
Japan Region	128	164	–22%	5%	7%
Latin America/Canada Region	265	176	+51%	10%	8%
Asia/Pacific Region	130	102	+27%	5%	4%
Other Activities*	214	188	+14%	8%	8%
Total	**2,674**	**2,285**	**+17%**	**100%**	**100%**

* In 2006, the global application technologies business of Medrad, Inc. has not been reported as part of the United States Region segment, but in Other Activities. The previous year's figures have been adjusted accordingly.

Unless otherwise indicated, all narrative in this combined management report refers to sales growth rates adjusted for currency and structure effects.

Net sales and market shares generated by our Yasmin® product referred to in the management report also include YAZ® and Yasminelle®.

Europe Region

The geographic segment referred to in this annual report as the Europe Region comprises the member states of the European Union and all other countries in continental Europe, including Russia and Turkey. It also includes the countries of the Caucasus and Central Asia as well as the countries of the Middle East and the Indian subcontinent, and the whole African continent. Net segment sales for the Europe Region also include global net sales by the Group companies Schering Oy, Jenapharm, CIS bio international (until March 2006), and the Justesa Imagen Group. Germany, France, and Italy were our three strongest markets in this Region in the period under review, accounting for 42% of segment net sales in 2006.

Net sales in the Europe Region by Business Area				Bayer Schering Pharma AG Group	
		€m	Change		% of total
	2006	2005	from 2005	2006	2005
Gynecology&Andrology	1,177	1,072	+10%	47%	44%
Diagnostic Imaging	393	468	–16%	16%	19%
Specialized Therapeutics	687	657	+5%	27%	27%
Oncology	257	246	+4%	10%	10%
Other sources	11	13	–15%	0%	0%
Total	**2,525**	**2,456**	**+3%**	**100%**	**100%**

Net sales

Net sales in the Europe Region increased in 2006 by a total of 3% to €2,525m. Adjusted for negative structural effects from the sale of our radiopharmaceuticals business and the disposal of our 50 percent stake in the German company ALK-Scherax Arzneimittel GmbH, net sales rose by 7%. Overall, net sales in the Europe Region were impacted by increasing governmental price control and intensified competition from generic products.

We recorded growth in net sales in major markets; for example, net sales in Germany rose by 2%, in France by 5%, and in Spain by 6%. In contrast, our business in Italy (–6%) was negatively impacted by legislatively mandated price reductions. Strong growth was recorded in particular in the countries of Eastern Europe; in Russia alone, net sales rose by 85% in connection with the increase in the healthcare budgets.

In the Gynecology&Andrology business area, we achieved net sales growth of 10%. This growth was driven mainly by higher net sales of our especially high-growth products Yasmin® (+35%), Valette® (+16%), and Mirena® (+10%). Yasmin® alone contributed €302m to the net sales of this business area. In contrast, net sales of Diane® declined by 8% due to competition from generic products. Net sales in the Diagnostics Imaging business area decreased by 1%. This was due to the voluntary recall of the 370 mgl/ml formulation of our X-ray contrast medium, Ultravist®. Net sales of Magnevist® grew by 4% to a total of €109m. In the Specialized Therapeutics business area, net sales of Betaferon® climbed by 15% to €512m. This substantial sales growth for Betaferon® was attributable in particular to strong growth in Eastern Europe. Net sales in the Oncology business area increased by 4% mainly due to increased net sales of Fludara® (+15%), as this product was increasingly used by physicians in combination with MabCampath® (+17%). Net sales of Androcur® declined by 12%, primarily as a result of government-imposed price reductions in France.

Segment performance

Segment performance increased by 15% to €1,375m in 2006 and therefore significantly stronger than net sales. This increase was, on the one hand, the result of a higher gross margin. The reason for this improvement was mainly an improved product mix as well as a positive effect in connection with the sale of our radiopharmaceuticals business. On the other hand, we recorded a decrease in marketing and sales as well as administration costs in the Europe Region. In addition, the segment performance of the Europe Region includes a positive one-time effect of €34m resulting from the sale of our stake in ALK-Scherax.

United States Region

The geographic region referred to in this annual report as the United States Region comprises the United States of America and Puerto Rico.

Net sales for the United States Region by Business Area*				Bayer Schering Pharma AG Group	
	€m		Change	% of total	
	2006	2005	from 2005	2006	2005
Gynecology&Andrology	553	437	+27%	46%	41%
Diagnostic Imaging	167	184	–9%	14%	17%
Specialized Therapeutics	363	328	+11%	30%	31%
Oncology	126	114	+10%	10%	11%
Total	**1,209**	**1,063**	**+14%**	**100%**	**100%**

* In 2006, the global application technologies business of Medrad, Inc. has not been reported as part of the United States Region segment, but in Other Activities. The previous year's figures have been adjusted accordingly.

Net sales

Net sales in the United States Region increased in total by 14% in 2006 to €1,209m. The depreciation of the U.S. dollar against the euro led to a negative currency effect of 2%. Net sales grew by 17% after adjustment for currency and structural effects.

In the Gynecology&Andrology business area, key growth drivers included the female contraception products Yasmin® (+34%) and Mirena® (+45%). On a euro basis, net sales of Yasmin® and Mirena® were €369m and €129m, respectively. As in the previous year, Yasmin® continues to be the most successful branded oral contraceptive in the United States with a market share of 15% in 2006. The Diagnostic Imaging business area recorded decreases in net sales of Magnevist® (–4%) and Ultravist® (–18%). In the Specialized Therapeutics business area, Betaseron® developed well despite its highly competitive environment, increasing net sales by 16% to a total of €339m. Net sales in the Oncology business area rose by 12%. Leukine® recorded a 19% increase in net sales, while net sales of Campath® rose by 9%.

Segment performance

Segment performance improved by 21% to €562m in 2006, significantly stronger than the net sales increase. The gross margin improved due to an increased share of products with higher margins – particularly Yasmin®. Costs of the operating functions increased relatively less than net sales in 2006, and consequently, costs of the operating functions declined in percentage points.

Japan Region

The geographic segment referred to in this annual report as the Japan Region covers the geographical territory of Japan, including the business generated by Nihon Schering K.K., as well as direct sales by Bayer Schering Pharma AG to other Japanese pharmaceutical companies.

Net sales in the Japan Region by Business Area				Bayer Schering Pharma AG	
		€m	Change		% of total
	2006	2005	from 2005	2006	2005
Gynecology&Andrology	24	24	0%	6%	6%
Diagnostic Imaging	260	305	–15%	69%	70%
Specialized Therapeutics	81	89	–9%	21%	20%
Oncology	14	16	–11%	4%	4%
Total	**379**	**434**	**–13%**	**100%**	**100%**

Net sales

Net sales in the Japan Region declined overall by 13% in 2006 to €379m, while net sales in local currency declined by 7%. This decrease was due primarily to legislatively mandated price reductions that took effect in April 2006.

Net sales in the Diagnostic Imaging business area, which accounted for 69% of net sales in the Region in the year under review, declined by 9%, mainly as a result of the aforementioned price cuts. Net sales of Iopamiron®, our most important product in the Region, decreased by 5%. This X-ray contrast medium generated net sales of €183m, or 48% of total net sales in the Japan Region. Net sales of Magnevist®, our second-strongest product in the Region, declined by 2% compared with the previous year. In the Specialized Therapeutics business area, on the other hand, net sales of Betaferon® continued to record very encouraging growth, at 14%.

Segment performance

Segment performance decreased by 22% to €128m in 2006. Hence, segment performance declined relatively stronger than net sales in this Region due primarily to costs of marketing and sales decreasing disproportionately to net sales.

Latin America/Canada Region

The geographic segment referred to in this annual report as the Latin America/Canada Region comprises the countries of Latin America, the Caribbean, and Canada. Brazil, Mexico and Canada were our three strongest markets in this Region in the period under review. We generated 64% of segment sales in these countries in the year under review.

Net sales in the Latin America/Canada Region by Business Area			Bayer Schering Pharma AG Group		
		€m	Change		% of total
	2006	2005	from 2005	2006	2005
Gynecology&Andrology	420	329	+27%	73%	71%
Diagnostic Imaging	36	32	+11%	6%	7%
Specialized Therapeutics	84	69	+23%	15%	15%
Oncology	30	28	+8%	5%	6%
Other sources	7	6	+17%	1%	1%
Total	**577**	**464**	**+24%**	**100%**	**100%**

Net sales

Net sales in the Latin America/Canada Region increased by 24% overall to €577m in 2006. In local currency, net sales increased by 23%, due in particular to higher sales volumes. We recorded an increase in net sales in the Region's three largest markets: Brazil (+15%), Mexico (+32%), and Canada (+18%).

We were able to boost net sales of Yasmin®, which has now been launched in all countries in the Region. Net sales of Yasmin®, our top-selling product in this Region, rose sharply by 55% to a total of €102m. Net sales of Diane® (+13%) also increased. Net sales of Microgynon® rose by 12% compared to the previous year. In the Diagnostic Imaging business area, net sales of Iopamiron® rose by 11% compared with 2005 due to increased sales volumes. In the Specialized Therapeutics business area, Betaferon® recorded a 22% growth to a total of €78m.

Segment performance

Segment performance increased by 51% to €265m in 2006 and therefore significantly stronger than net sales. In addition to an improved gross margin, mainly resulting from stronger sales of higher-margin products in the area of female contraception, this rise was primarily based on a minor increase in the costs of the operating functions.

Asia/Pacific Region

The geographic segment referred to in this annual report as the Asia/Pacific Region comprises the countries of South East Asia and East Asia (with the exception of Japan), as well as Australia and New Zealand. In the period under review, Australia, South Korea, and China were our three best-performing markets in the Region, accounting for 74% of segment sales.

Net sales in the Asia/Pacific Region by Business Area				**Bayer Schering Pharma AG Group**	
		€m	Change		% of total
	2006	2005	from 2005	2006	2005
Gynecology&Andrology	125	106	+19%	43%	43%
Diagnostic Imaging	105	87	+22%	36%	35%
Specialized Therapeutics	32	31	+4%	11%	12%
Oncology	31	25	+23%	10%	10%
Total	**293**	**249**	**+18%**	**100%**	**100%**

Net sales

Total net sales in the Asia/Pacific Region rose by 18% in 2006 to €293m. Adjusted for currency effects, net sales rose by 16%, driven by volume growth. In Australia, the largest single market in the Region where roughly one third of net sales are generated, total net sales increased by 4%. The countries with the strongest growth in net sales were China (+45%) and South Korea (+24%).

In the Gynecology&Andrology business area, Yasmin® was particularly successful in this Region: net sales increased by 44% to a total of €21m in 2006. In addition, in the field of female contraception, we were able to significantly expand net sales of Diane® (+10%), Microgynon® (+17%), and Mirena® (+17%), due in particular to higher sales volumes. Net sales of Ultravist® in the Diagnostic Imaging business area grew by 17%. With a 27% share of total net sales, this contrast medium is the main sales driver in this Region. The production of Ultravist® in China and South Korea was not affected by the voluntary recall of the 370 mgl/ml formulation in 2006; local supplies of Ultravist® 370 continued uninterrupted. In the Specialized Therapeutics business area, Betaferon® recorded net sales growth of 3% in this Region.

Segment performance

In 2006, segment performance increased, overproportionately compared to the net sales increase, by 27% to €130m. In addition to a slight rise of the gross margin, this development was mainly the result of a smaller increase in costs of operating functions compared to the increase in net sales.

Other Activities

Other Activities comprise those activities that are not sufficiently significant to qualify as individual segments. Other Activities primarily consist of our dermatology business, our pharmaceutical chemicals business with other pharmaceutical companies, and – in 2006 – the Medrad Group's application technologies business for contrast agents.

Net sales of Other Activities					Bayer Schering Pharma AG Group
		€m	Change		% of total
	2006	2005	from 2005	2006	2005
Intendis*	237	223	+6%	35%	35%
Medrad**	371	328	+13%	54%	51%
Pharmaceutical chemicals	49	59	–17%	7%	9%
Other	27	32	–16%	4%	5%
Total	**684**	**642**	**+7%**	**100%**	**100%**

* Intendis net sales include net sales of the Intendis Group and net sales of other Group companies with dermatology products.

** In 2006, the global application technologies business of Medrad, Inc. has not been reported as part of the United States Region segment, but in Other Activities. The previous year's figures have been adjusted accordingly.

Net sales

In 2006, total net sales in Other Activities rose by 7% to €684m. This positive development was driven largely by the Medrad Group's application technologies business, which recorded 15% net sales growth to a total of €371m. Net sales recorded in our dermatology business operated by our Intendis GmbH subsidiary rose by 8%.

Segment performance

Segment performance rose by 14% to €214m in 2006. This increase was primarily driven by Medrad (+13%) and Intendis (+21%).

Sales Development by Business Area

Net sales by Business Area and important indication areas*					Bayer Schering Pharma AG Group			
	€m				Change from 2005		% of net sales	
	2006	2005	total	volume/price	currency	structure	2006	2005
Gynecology&Andrology	**2,311**	**1,979**	**+17%**	**+17%**	**0%**	**0%**	**41%**	**37%**
Female contraception	1,980	1,681	+18%	+18%	0%	0%	35%	32%
Menopause management	181	169	+7%	+7%	0%	0%	3%	3%
Diagnostic Imaging	**1,332**	**1,404**	**–5%**	**+2%**	**–2%**	**–5%**	**24%**	**27%**
X-ray contrast media	537	583	–8%	–6%	–2%	0%	9%	11%
MRI contrast agents	373	362	+3%	+5%	–2%	0%	7%	7%
Application technologies	371	329	+13%	+15%	–2%	0%	7%	6%
Specialized Therapeutics	**1,256**	**1,179**	**+7%**	**+10%**	**–1%**	**–2%**	**22%**	**22%**
Central nervous system (CNS)	1,055	936	+13%	+14%	–1%	0%	19%	18%
Cardiovascular	140	144	–3%	–1%	–2%	0%	2%	3%
Oncology	**457**	**429**	**+7%**	**+7%**	**0%**	**0%**	**8%**	**8%**
Hematology	277	245	+13%	+14%	–1%	0%	5%	5%
Solid tumors	180	184	–2%	–2%	0%	0%	3%	3%
Other sources	**311**	**317**	**–2%**	**0%**	**–2%**	**0%**	**5%**	**6%**
Dermatology**	237	223	+6%	+8%	–2%	0%	4%	4%
Total	**5,667**	**5,308**	**+7%**	**+10%**	**–1%**	**–2%**	**100%**	**100%**

* The indented figures do not correspond to the total sales figures for the Business Areas since only important indication areas are listed.

** Dermatology sales of non-Intendis subsidiaries included.

Unless otherwise indicated, all narrative in this combined management report refers to sales growth rates adjusted for currency and structure effects.

Net sales and market shares generated by our Yasmin® product referred to in the management report also include YAZ® and Yasminelle®.

Gynecology&Andrology

In 2006, net sales in the Gynecology&Andrology business area rose by 17%, based on the strong growth of 18% in the field of female contraception. The main sales driver was the oral contraceptive, Yasmin®, with total net sales of €794m (+37%). Yasmin® is the top-selling oral contraceptive worldwide, with a global market share of approximately 17% in 2006. In addition, Mirena® recorded an above-average increase in net sales of 25%. We also recorded growth in the menopause management business (+7%).

Diagnostic Imaging

Net sales in the Diagnostic Imaging business area rose by 2% in 2006. Adjusted for negative currency effects and structural effects from the sale of our radiopharmaceuticals business of –5%, total net sales declined by 5%. The decrease in net sales from X-ray contrast media (–6%) is due primarily to the voluntary recall of the 370 mgI/ml formulation of our Ultravist® X-ray contrast medium, and to legislatively mandated price reductions in Japan. Net sales of contrast agents for magnetic resonance imaging (MRI) rose by 5%. This increase was due primarily to an encouraging rise in net sales of Gadovist® (+56%) to a total of €38m, while net sales of Magnevist® remained at the previous year's level. Net sales of application technologies for contrast agents, marketed by Medrad, Inc., recorded 15% growth in 2006.

Specialized Therapeutics

In the Specialized Therapeutics business area, we recorded growth of 10% in 2006. The higher net sales were due to higher net sales of Betaferon® in all markets. Total net sales of Betaferon® were €991m (+15%). This healthy growth was helped by ongoing product enhancements, facilitating the application of Betaferon®. The negative structural effect (–2%) related to the disposal of our 50 percent interest in the German company ALK-Scherax Arzneimittel GmbH.

Oncology

In 2006, our Oncology business area recorded growth of 7%. This growth was mainly due to a rise in net sales of Fludara® (+14%), Campath® – marketed outside the U.S. as MabCampath® – of 12% and Bonefos® (+21%). Net sales of Androcur® were 9% lower than in the previous year.

Other sources

Other sources mainly comprise our dermatology business operated by our subsidiary Intendis. Net sales of dermatology products increased by 8%. Advantan® and Skinoren®, the top-selling products in this area, recorded an increase in net sales of 12% and 19%, respectively.

Liquidity and Capital Resources

Selected Consolidated Cash Flow Data	Bayer Schering Pharma AG Group				
	2006	*2005*	*2004*	*2003*	*2002*
Cash flows from operating activities	1,010	1,048	751	581	584
Cash flows from/used in investing activities	–902	–386	–311	–161	685
Cash flows used in financing activities	–204	–631	–217	–247	–1,031
thereof: purchase of treasury shares	*–74*	*–*	*–167*	*–90*	*–234*
thereof: funding of Schering Pension Trust	*–*	*–450*	*–*	*–*	*–500*
Cash and cash equivalents as of December 31*	726	830	785	566	408

* including €234m cash and cash equivalents of the disposal group at the end of 2006 (2005: €54m)

Financial Management Principles

As the Bayer Schering Pharma AG Group operates on a global basis, it is exposed to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risks resulting from anticipated transactions and from existing assets and liabilities. We use derivative financial instruments to manage the asset and maturity profile of our investment portfolio.

Detailed information on the management of these market risks can be found in the Risk Report under Financial Risks.

Cash Flow Analysis

Operating activities

Cash flows from operating activities decreased by 4% to €1,010m in 2006 compared to the previous year. The decrease resulted from one-time effects in the cash flow from operating activities relating to the takeover offers and integration measures.

Investing activities

Cash flows used in investing activities amounted to €–902m in 2006 compared to €–386m in 2005. The cash outflows in the year 2006 were mainly due to the reduction of cash and cash equivalents by €882m as a result of the sale of subsidiaries to the Bayer Group at the end of 2006; in the amount of the purchase price of €3.6bn for the subsidiaries sold, a short-term loan was granted to Bayer as of the balance sheet date. Furthermore, the divestiture of our global radiopharmaceuticals business and the sale of our stake in ALK-Scherax Arzneimittel GmbH in the first half year of 2006 resulted in cash outflows totaling €98m. This was partly offset by cash inflows from the sale of marketable securities of €290m. The cash outflows from the purchase of non-current assets amounted to €253m in 2006 (2005: €307m) including the purchase of property, plant and equipment amounting to €202m (2005: €208m).

Financing activities

Cash flows used in financing activities amounted to €–204m in 2006, compared to €–631m in the previous year. The minor cash outflow compared to 2005 resulted from the funding of the Schering Altersversorgung Treuhand Verein (Schering Pension Trust) in 2005 in the amount of €450m. In the year under review, the cash outflows were mainly due to dividend payments of €233m (2005: €193m). Furthermore, the purchase of treasury shares resulted in cash outflows of €74m in the year 2006. This was partly offset by cash inflows of €125m from the sale of treasury shares in order to settle stock option plans.

Capital Resources

Net cash position

Excluding liquidity of € 234m (2005: €54m) attributable to the disposal group (a group of assets classified as held for sale and associated liabilities), the Bayer Schering Pharma AG Group's cash and cash equivalents as of December 31, 2006 and 2005 amounted to €492m and €776m, respectively. As of December 31, 2006, the net cash position (cash and cash equivalents and marketable securities less borrowings) amounted to €348m – excluding the liquidity attributable to the disposal group (December 31, 2005: €954m). This positive net cash position was partially due to pension liabilities from German retirement benefit plans, which represent financial resources for the Group; as of December 31, 2006 and 2005, they amounted to €167m and €409m, respectively. The Group considers its unfunded pension obligations to be long-term financing obligations.

Other pension obligations in Germany are funded through the Schering Pension Trust (Schering Altersversorgung Treuhand Verein) founded in 2001. One-time contributions amounting to €450m in 2005, €500m in 2002 and €300m in 2001 were transferred to the Schering Pension Trust, in addition to regular contributions; the provisions for pension obligations were reduced accordingly.

As of December 31, 2006, euro denominated liquid assets represented 84% of total cash and cash equivalents.

Borrowings

Borrowings are reflected in our Consolidated Financial Statements as non-current borrowings and current borrowings. Borrowings as of December 31, 2006, amounted to €201m, compared with €255m as of December 31, 2005. €1m of these liabilities have a maturity of less than one year (December 31, 2005: €27m).

In December 2004, a long-term loan amounting to $263m was raised to increase our liquidity reserves. The loan is a term loan that matures in 2009; the interest rate is based on short-term U.S. dollar rates and is adjusted every three months.

Credit lines

On December 31, 2006, the Bayer Schering Pharma AG Group had aggregate unused committed lines of credit of €47m (December 31, 2005: €44m).

Off-balance sheet arrangements

We do not use "off-balance sheet financing arrangements", such as securization of receivables or access to assets through special purpose entities or variable interest entities.

As of December 31, 2006, we had issued financial guarantees (all of them issued in previous years) and warranties of €10m (December 31, 2005: €29m), which are related to transactions arising from the normal course of business.

Recent Acquisitions and Divestitures

On February 22, 2006, an agreement was signed to transfer our radiopharmaceuticals business to a consortium formed by the Belgian companies, Ion Beam Applications S.A. (IBA) and Institut National des Radioéléments (IRE). In the second quarter of 2006, the transaction was closed. The transaction had a negative one-time effect of €58m on the operating profit for 2006.

On February 27, 2006, we sold our 50 percent interest in the German distribution company, ALK-Scherax Arzneimittel GmbH, to the Danish partner ALK-Abelló A/S. The transaction was closed during the first quarter of 2006. The transaction had a positive one-time effect of €34m.

As of December 31, 2006, a total of 52 subsidiaries were excluded from the consolidated financial statements due to their disposal to companies of the Bayer Group, including all subsidiaries in the United States, Nihon Schering K.K., Japan, Schering S.A.S., France, Schering S.p.A., Italy, and Schering España S.A., Spain. Detailed information on the disposed assets and liabilities in this regard can be found in note (3) to the Consolidated Financial Statements 2006. The receivables resulting from these disposals of €3.6bn are reported as receivables from affiliated companies. The disposals resulted in a gain of €1.76bn which is tax free to a large extent.

Capital expenditures

We finance our investments with the cashflow from our operations. Fixed asset investments in 2006 totaled €202m, or about 3% below the 2005 figure (€208m). Investments were made to further the ongoing concentration of our production facilities, the adoption of regulatory requirements for quality, environmental protection and health, as well as process improvements.

For this fiscal year, the fixed asset investments break down as follows: 45% in Germany, 16% in other EU countries, 30% in the U.S. and 1% in Japan. Investment totals for fixed assets break down as follows: 36% for production, quality assurance and environmental protection, 13% for research and development and 51% for marketing and distribution, as well as other functions.

2006 saw the completion of our new research facility at our Berlin headquarters. We also acquired other land for development in Berlin and in Finland through our subsidiary Schering Oy. The construction of our Leukine® production facility in Seattle, Washington, USA, was nearly completed in 2006. The expansion of the administrative and production infrastructure at Medrad Group headquarters in Marshall Township, Pennsylvania, was also well underway in 2006.

As subsidiaries continue to be transferred to Bayer, including those already completed in 2006 or planned for 2007, overall investment volume will considerably decrease within the Bayer Schering Pharma AG Group because only those investments made in the remaining companies within the Group will be taken into account. In this respect, we are planning investments in the expansion of the IT infrastructure at our Berlin headquarters. Investments are also planned for the Bergkamen facility that will enable us to further improve the cost structures in the production of active substances.

Intangible assets

Investments in intangible assets totaled €50m (2005: €81m). These investments break down as follows: €11m in internally developed software and €39m in patents, licenses, trademarks and similar rights. Approximately half of these investments were attributable to Bayer Schering Pharma AG.

Financial Position

Selected Consolidated Balance Sheet Data*	Bayer Schering Pharma AG Group				
	2006	*2005*	*2004*	*2003*	*2002*
Total assets	7,581	6,103	5,717	5,479	5,483
Non-current assets	1,326	2,519	2,538	2,487	2,782
Inventories	576	959	992	996	971
Cash and cash equivalents	492	776	785	566	408
Other current assets	5,187	1,849	1,402	1,430	1,322
Total equity	5,642	3,283	2,833	2,783	2,813
Liabilities	1,939	2,820	2,884	2,696	2,670
Equity ratio	74.4%	53.8%	49.6%	50.8%	51.3%

* Figures for 2002-2004 adjusted in accordance with the amendment to IAS 19 "Actuarial Gains and Losses, Group Plans and Disclosures"; the figures were also restated to give effect to the changes in the presentation of Total equity (IAS 1) and in the accounting for employee share purchase plans (IFRS 2).

Asset and Capital Structure

The balance sheet total was €7,581m as of December 31, 2006, 24% above the figure as of December 31, 2005. Current assets increased by €2,671m, while non-current assets decreased by €1,193m.

This development was due to the sale of subsidiaries to the Bayer Group at the end of 2006 as well as the initiated disposal of further subsidiaries in 2007. The companies sold at the end of 2006 were deconsolidated as of December 31, 2006 and are therefore not included in the balance sheet any more. Instead, current assets include the purchase price of €3.6bn and other receivables from Bayer under receivables from affiliated companies. Assets of €915m relating to subsidiaries that are classified as held for sale are reported separately within current assets.

Accordingly, all other current and non-current assets decreased, some of them considerably. Cash and cash equivalents of the Bayer Schering Pharma AG Group were €492m as of December 31, 2006; additional funds of €234m are included in the disposal group.

Total equity amounted to €5,642m, an increase of €2,359m as compared to December 31, 2005. The increase resulted particularly from the net profit of €2,378m. In addition, currency translation adjustments of €74m and actuarial gains on defined benefit pension plans of €114m were recognized directly in equity. This effect was offset by dividend payments of €233m. In total, the equity ratio was 74.4% after 53.8% at the end of 2005.

In relation with the already realized and the initiated sales of subsidiaries described above, non-current and current liabilities decreased, some of them considerably. In return, liabilities associated with assets classified as held for sale increased to €346m.

Non-current and current liabilities include borrowings of €201m (December 31, 2005: €255m).

Report on Expected Developments

Overall economic environment

For 2007, we anticipate continued, long-term, above-average growth in the world economy; however, we expect the highest levels of growth to slightly slow down. Current early indicators point to a slight, temporary cooling of the economy in several industrialized countries. However, in our opinion, the economic slow-down in the USA will only have a moderate effect on the world economy. Robust economic growth in other regions, such as Europe and the newly industrialized countries of Asia and Latin America, should be able to compensate for the weakness of the U.S. economy. Even if we assume that the world economy will remain in upswing, we see potential hazards to overall economic health, especially the rising trend toward protectionism and ongoing trade imbalances. Moreover, fluctuations in the price of oil are very difficult to predict.

Pharmaceuticals market

While global pharmaceuticals markets grew last year by 6%, predictions for the next two years project growth of 5% to 6%. For the U.S. pharmaceutical markets as well as within the Euro-zone, slightly lower growth rates in the mid single-digit range are expected. The Japanese market is expected to grow by 5% to 6%, recovering from stagnation in the last year. Above-average growth rates are expected for large portions of Asia, Eastern Europe and Latin America. Reasons for these prognoses include the development of modern healthcare systems in Asia and parts of Eastern Europe, as well as cost-containment measures in the industrialized countries.

Integration into the Bayer Group

With the entry of the domination and profit and loss transfer agreement in the commercial register, the integration of the Bayer Schering Pharma AG into the Bayer Group and the unification of the pharmaceuticals business of Bayer Schering Pharma AG and its subsidiaries with the pharmaceutical activities of the Bayer Group operated by Bayer HealthCare was initiated. Both pharmaceuticals businesses should be uniformly managed and all essential functions, especially research and development, purchasing, production, marketing and distribution, and administration should be combined. In order to ease the implementation of the necessary restructuring, Bayer Schering GmbH is striving, as the main shareholder, to acquire minority shareholder shares in exchange for fair compensation in cash. This transfer was approved by the Bayer Schering Pharma AG extraordinary general meeting on January 17, 2007.

In the course of integrating the two companies, a rearrangement of the Bayer Schering Pharma AG holdings has been initiated. Toward this end, a total of 52 Bayer Schering Pharma AG subsidiaries were transferred to Bayer AG or its subsidiaries by the end of 2006. More subsidiaries were transferred to Bayer at the beginning of 2007.

Business developments for the Bayer Schering Pharma AG Group and its segments

We assume a positive business outlook for 2007 and 2008, especially in the United States, Eastern Europe and Asia. We want to consolidate and expand our leading position in our specialized markets.

However, due to the large number of subsidiaries transferred to Bayer at the end of 2006 and the beginning of 2007, the sales report figures for the Bayer Schering Pharma AG Group will decrease starting in 2007. In the future, sales to former, divested subsidiaries will be reported, in addition to previous sales of Bayer Schering Pharma AG and the remaining subsidiaries to third parties, as external Group sales.

With this in mind, we anticipate a reduction in reported sales for all segments, whereby the positive future projections will only be reflected in the numbers reported by the Bayer Group for the combined pharmaceuticals businesses and not in the annual report of Bayer Schering Pharma AG alone.

Due to the domination and profit and loss transfer agreement signed by Bayer Schering GmbH, Bayer Schering Pharma AG will no longer post an annual net profit from 2007 onward. This fact together with the scaling down of the company will have a negative effect on the operating profit as well as the net profit for the Bayer Schering Pharma AG Group in 2007. As compensation for the loss of dividends, the Bayer Schering Pharma AG minority shareholders will receive fair compensation in cash based on the domination and profit and loss transfer agreement until the shares of the minority shareholders have been acquired by the majority shareholder, as agreed.

Risk Report

Risk management at Bayer Schering Pharma AG Group

As a global company, Bayer Schering Pharma AG is exposed to a wide variety of risks in the course of its activities around the world. Since entrepreneurial activity inevitably involves taking calculated risks, the main objective of risk management is to ensure that these are dealt with responsibly.

The Board of Management of Bayer Schering Pharma AG recognizes its responsibility to establish and maintain an appropriate risk management system. Operational risk management, however, begins where risks are identifiable and specific, first-hand information is available to allow analysis and mitigation action planning. Thus, our Group risk management policy demands that business functions establish processes for managing and monitoring risks significant to their businesses and the Group. Risk management in the decentralized units is the basis of the risk management process in the Bayer Schering Pharma AG Group. Corporate Risk Management monitors and consolidates all risk management activities.

The independent external auditors have examined the risk management processes in the Bayer Schering Pharma AG Group and have concluded that it is suitable to detect developments at an early stage that could endanger the continued existence of the Group. Outcomes of this examination are being considered in the continuing enhancement of our risk management system.

Risk factors

In the following, we are describing industry-specific risk factors that could negatively affect our results of operations, financial position or cash flows. These are not necessarily the only risks we are exposed to. Risks that we presently do not know or we assess to be immaterial could adversely affect our business.

Governmental regulation

The research, development, manufacturing and marketing of our products are subject to extensive governmental regulation. The approval process for new products is generally lengthy, expensive and subject to unanticipated delays. In addition, public as well as regulatory expectations with regard to safety and efficacy of pharmaceutical products have risen over the years. New regulatory and public expectations have also increased the requirement for special product safety risk management. Accordingly, new opportunities and measures that attempt the active minimization of specific safety risks for product users need to be identified, developed and realized.

Preclinical and clinical trials are conducted to determine the safety and efficacy of pharmaceutical products prior to approval. However, unanticipated side effects may become evident after a product is introduced on the market. Extensive active post-marketing safety studies may be required to further elucidate potential safety risks. In addition, regulatory action may adversely affect the marketing of the product, require changes in the product labeling or even lead to withdrawal of regulatory approval.

In the Bayer Schering Pharma AG Group, the safety of development projects and marketed products is continuously monitored, evaluated and reported through a global medical safety function as required by international regulation and good pharmaceutical business practices. Additionally, an internal review board regularly and on a case-by-case basis reviews the safety and efficacy of marketed products and takes decisions on safety actions such as new safety information to product labeling. Product quality issues, when they arise, are also formally reviewed by medical safety and quality functions to reach decisions on necessary actions. We thereby aim to recognize potential risks as early as possible in order to initiate suitable preventive measures to protect product users at an early stage.

Price controls

In addition to normal competitive forces that affect the level of pharmaceutical prices, the pharmaceutical industry is subject to governmental price-related interventions. In addition, major healthcare providers in particular markets have the economic power to exert substantial pressure on market prices.

An aspect of government intervention concerns the reimbursement of products. Failure to obtain reimbursement on products can pose a risk to the market success of such products. Positive product value evidence is now an essential output of development activities to address risks to reimbursement.

In addition, development and broader introduction of various pharmaceutical cost controls could have significant adverse effects for the pharmaceutical industry as a whole and consequently also for the Group.

Legal proceedings and intellectual property rights

We are currently involved in a number of legal proceedings and claims incidental to the normal conduct of our business, relating to such matters as product liability, patent infringement, tax assessments, competition and environmental matters. While the outcome of these proceedings and claims cannot be predicted with certainty, we believe that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group's consolidated results of operations, financial condition and cash flows. However, Bayer Schering Pharma AG cannot guarantee that this will be the case.

What we believe to be the most significant of these proceedings and claims are described below.

32 legal actions by 40 unaffiliated shareholders of Bayer Schering Pharma AG have been filed against Bayer Schering Pharma AG in the Berlin District Court (Landgericht) that, among other things, request the court to set aside or to declare null and void (Anfechtungs- und Nichtigkeitsklagen) the shareholder resolution on the domination and profit and loss transfer agreement between Bayer Schering Pharma AG and Bayer Schering GmbH passed at the Extraordinary General Meeting held on September 13, 2006. These actions are based on alleged violations of procedural and substantive requirements and of shareholder information rights. With respect to the shareholder resolution on the Domination and Profit and Loss Transfer Agreement, this could render the Domination and Profit and Loss Transfer Agreement invalid. All of these actions have been consolidated by the Berlin District Court.

In December 2006, Bayer Schering Pharma AG has filed special proceedings (Freigabeverfahren) to obtain a legally final judgement stating that the shareholder actions against the shareholder resolution on the Domination and Profit and Loss Transfer Agreement do not prevent its registration and that any defects of the shareholder resolution do not affect the validity of the registration. If Bayer Schering Pharma AG does obtain such a final judgement, the registration of the Domination and Profit and Loss Transfer Agreement will become final and will remain registered in the Commercial Register independent of any subsequent conclusion of the proceedings on the actions to set aside or to declare null and void the shareholder resolution on the Domination and Profit and Loss Transfer Agreement. If in such case the actions against the shareholder resolution on the Domination and Profit and Loss Transfer Agreement have success, Bayer Schering Pharma AG would be required to compensate the challenging plaintiffs for the damage which they incur as a result of the registration of the Domination and Profit and Loss Transfer Agreement based on the court's order. If Bayer Schering Pharma AG does not obtain a favorable judgement in the special proceedings and the shareholder actions against the resolution on the Domination and Profit and Loss Transfer Agreement ultimately succeed, the Domination and Profit and Loss Transfer Agreement will be invalid despite its having been registered.

Finally, unaffiliated shareholders initiated public register proceedings with the Local Court (Amtsgericht) of Charlottenburg, Berlin, with a view to having the registration of the Domination and Profit and Loss Agreement in the Commercial Register removed (Amtslöschungsverfahren). This action is based on an alleged misuse of discretion by the competent court with respect to the registration of the Domination and Profit and Loss Transfer Agreement in the Commercial Register. Bayer Schering Pharma AG filed a petition in the action before the Local Court of Charlottenburg requesting that the registration of the Domination and Profit and Loss Transfer Agreement not be removed from the Commercial Register.

Based upon information available as of February 21, 2007, the outcome of foregoing proceedings still pending cannot be predicted with certainty.

We aim to adequately cover foreseeable risks by insurance, but litigation, particularly in the United States, is inherently unpredictable and verdicts may result in substantial financial liabilities. Furthermore, for certain risks, including certain products and product groups, adequate insurance coverage is not available on the market or not with acceptable conditions. A successful product liability claim in excess of our coverage could require us to pay substantial sums. Even unsuccessful product liability claims could result in the expenditure of funds in litigation and the diversion of management time and resources, and could damage our reputation as well as impair the marketability of our products.

Processes are in place to secure the timely identification of product risks. This ensures the inclusion of appropriate, scientifically-sound safety information in product labeling. Regular reporting of significant claims to the Corporate Claims Reporting Officer at Bayer Schering Pharma AG Group ensures that risks from legal proceedings are detected in a timely manner. The risks are assessed and reported to the Board of Management.

Our success depends, to a large extent, on our ability to protect our current and future products and to defend our intellectual property rights. There is a risk that patents will not be issued or that any existing or future patents issued to or licensed by us will not provide us with competitive advantages or will be challenged by competitors. To minimize risks with regard to intellectual property rights, we closely monitor other companies' potential attempts to infringe on Bayer Schering Pharma AG Group patents and, if necessary, initiate action. We may also be required to defend ourselves against charges of infringement of patent or proprietary rights of third parties. Such defense could require us to incur substantial expenses and to divert significant efforts of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties or license proprietary rights from third parties. To prevent the infringement on other companies' patents by the Bayer Schering Pharma AG Group, we accurately verify the existing patent situation.

Competition risks

We operate in a highly competitive environment. We compete with companies around the world, including large, well-established pharmaceutical and chemical companies, research and development firms, universities and other research institutions. Some of our products face competition from branded or generic products. Commercial success of our products hinges upon important competitive factors such as product characteristics, product price and demonstrated cost-effectiveness, and the research and development of new products and processes.

During the period of patent protection, a product is normally only subject to competition from alternative products. However, efforts by generic manufacturers may involve challenges to the validity of a patent or assertion that the alternative compounds do not infringe on our patents. An unfavorable outcome of these proceedings could adversely affect our business, results of operations, financial position or cash flows. For example, generic drug maker Barr Pharmaceuticals, Inc. and Barr Laboratories, Inc. are seeking approval of a generic version of Yasmin® and YAZ®.

Following patent expiration, generic products often enter the market typically leading to a subsequent decline in market share and revenues. Certain of our key products are no longer protected by patents or other regulatory exclusivity measures in our major markets, or protection for these products will expire in the near future. The expiration of certain patents could adversely affect the prices and sales with respect to these products and, consequently, could adversely affect our business, results of operations or cash flows.

Operational risks

The manufacture of pharmaceutical products entails complex production processes and requires compliance to good manufacturing practice regulation. Single sourcing for certain components, bulk active materials and finished products creates a risk of supply failure in the event of regulatory non-compliance or physical disruption at the manufacturing site.

We purchase raw materials and supplies on a worldwide basis from numerous suppliers. In those cases where only a single supplier is available, we seek to accumulate and maintain a strategic reserve inventory of raw materials and supplies or qualify new suppliers. We aim to secure strategic materials through medium- to long-term contracts. We have not experienced difficulties in obtaining sufficient amounts of raw materials and supplies in recent years, and we anticipate that we will be able to do so in the future. The price of raw materials and supplies may vary substantially in the future.

The Group's facility in Bergkamen, Germany, produces a substantial portion of the active substances used for the production of our products in the Europe Region, United States Region, Latin America/Canada Region, Japan Region and Asia/Pacific Region. In addition, a number of the active pharmaceutical substances of our top-selling products, including Betaferon® (Betaseron®) and Iopamiron®, are manufactured by third parties under long-term contracts.

In October 2006, Bayer Schering Pharma AG filed a complaint in state court in California against Novartis relating to matters arising out of a 1993 agreement with the former Chiron Corporation (now part of Novartis) associated with Chiron's contract manufacture and supply of Bayer Schering Pharma AG's Betaseron® multiple sclerosis product and related rights which would allow Bayer Schering Pharma AG to license an additional facility to manufacture and supply Betaseron® in the United States. In December 2006, the parties signed a non-binding settlement term sheet outlining the terms on which they have agreed in principle to settle these matters. They have also agreed to stay the lawsuit while negotiations on definitive agreements are continuing.

All products and materials used in the manufacture are continuously tested for conformity with specifications for quality, purity, composition, and stability by the relevant functional departments. An Integrated Management System for quality, environmental protection and safety ensures compliance with all statutory and regulatory requirements relating to manufacturing and quality control.

Given our long history as a manufacturing enterprise, we are responsible for cleaning up the contamination caused by the release or disposal of pollutants from former operations at certain sites. In some cases, this liability is shared with other parties. We could also be obliged to take over part or all of the clean up costs at other sites in the future. We are confident that we have set up adequate reserves for those remediation obligations currently known to us, and that these activities will not have a material adverse effect on our results of operations, financial position or cash flows.

All production sites and key warehouses are systematically surveyed for potential risks. Line managers involved in risk controlling receive regular training to increase their risk awareness.

Research and Development risks

Development of commercially successful new products is critical to Bayer Schering Pharma AG Group's ability to substitute older products and increase overall sales. We devote substantial resources to research and development. Research and development in the pharmaceutical industry is both expensive as well as time-consuming and entails considerable uncertainty. Because of the complexities and uncertainties associated with pharmaceutical research, a development project can fail at any stage of the process. New product candidates that appeared promising in development may also fail to get market approval or have only limited commercial success for reasons such as safety or efficacy concerns, difficulty to manufacture, infringement on intellectual property rights of third parties or inability to differentiate the product adequately from its competitors.

To reduce uncertainty and ensure an efficient use of resources, the progress of promising drug candidates until they reach marketing approval is managed by international development teams using risk-based planning and is subject to periodic as well as case by case evaluations by an internal review board. Furthermore, we aim to reduce the risk through strategic collaborations complementing our internal research and development efforts.

Currently, we are actively pursuing marketing approval for a number of our products from regulatory authorities in a number of countries, including the European Union, the United States and Japan. Continued growth of our revenues and profits will depend, in part, on the timely and successful introduction and marketing of some or all such products. Failure to obtain, or delay in obtaining, regulatory clearance to market new products or existing products for new indications, as well as other regulatory actions, could adversely affect our results of operations in the future.

Financial risks

As a company with global operations, 65% of our sales are achieved in non-euro currencies so that exchange rate fluctuations could considerably affect our operating results. As of the end of 2006, the transactional exposure in major currencies, regarding our receivables and liabilities (balance sheet exposure) as well as our anticipated future sales and expenses for the following 12 months (anticipated exposure), amounted to the equivalent of approximately €1.1bn. In accordance with our hedging policies, we generally hedge 100% of the balance sheet exposure and 50% of the anticipated exposure. Practically all hedging activities are performed by Corporate Treasury using forward contracts and currency swaps and options. In the long term, our approach to currency risk management is also to try to establish a good balance between locations of income and locations of assets and activities in general.

As of the end of 2006, approximately 90% of the projected benefit obligations within our Group (€1.8bn) were funded. Fluctuations in market valuations of these assets, which also include derivatives, can have a significant effect on our pension provisions and on our equity. To deal with these risks, appropriate investment policies are developed, regularly reviewed and closely monitored. In addition, the already implemented switch in most Group companies from defined benefit plans to defined contribution or cash balance plans will help ease the financial market and longevity risks in the future.

Operational risks are dealt with by segregation of duties, comprehensive control systems and proper know-how in the involved functions. To limit our credit exposure, we restrict all deposits and deals above a low threshold to banks with solid credit rating.

Information Technology risks

Bayer Schering Pharma AG Group is increasingly dependent on information technology systems to support a wide variety of key business processes as well as internal and external communication. Any significant disruption of these systems could materially affect our operations. The foundations for a continuous and sustainable risk management system were established with the setting-up of a global organization for risk management in IT, the approval of a set of guidelines which define roles and responsibilities, and the implementation of a system of regular reporting. This is used as the basis for analyzing risks and taking measures to minimize them.

Overall risk assessment

At present, no indications of potential individual or aggregated risks were identified that could endanger the continued existence of the Company either in the period under review or thereafter. Besides, Bayer AG has issued a parent company guarantee for Bayer Schering GmbH (formerly Dritte BV GmbH). It thereby undertakes to guarantee that Bayer Schering GmbH will always be in a position to fulfill its obligations from the Domination and Profit and Loss Transfer Agreement with Bayer Schering Pharma AG.

Personnel

As of December 31, 2006, the Bayer Schering Pharma AG Group employed 15,726 people worldwide. This represents 35% fewer employees than in the previous year.

The substantial reduction in personnel is primarily due to the divestment of subsidiaries as of December 31, 2006 in connection with the integration into the Bayer Group, as the employees of the divested subsidiaries are no longer included in the reporting of the Bayer Schering Pharma AG Group at the end of the year. This effect resulted in a reduction in the number of employees (close of year) of 7,280. In addition, the decline in personnel was also the result of divestitures carried out in the first half of the year. These included the sale of our radiopharmaceuticals business, the production facility in Lys-Lez-Lannoy, France, and our interest in the German ALK-Scherax Arzneimittel GmbH.

Adjusted for the effects mentioned above, the personnel numbers remained nearly unchanged. The increase in marketing and distribution personnel was mostly compensated for by the reduction in production personnel.

The number of employees at Bayer Schering Pharma AG decreased by 228 in 2006. On December 31, 2006, there were 8,129 employees in Germany. This is the result of the reduction of 395 employment positions compared to last year and corresponds to 52% of all personnel worldwide.

On December 31, 2006, the Bayer Schering Pharma AG Group had 484 trainees (526 the previous year).

Employees by function*		**Bayer Schering Pharma AG Group**
(close of year)	December 31, 2006***	December 31, 2005**
Production	4,772	7,168
Marketing and sales	5,318	8,866
Research and development	2,668	4,052
Administration	2,968	4,038
Total	**15,726**	**24,124**

* Full-time equivalents; part-time employees are considered proportionately

** Previous year's figures adjusted according to reallocation of individual organizational units.

*** As part of the integration of Bayer Schering Pharma AG into the Bayer Group, a total of 52 subsidiaries were deconsolidated by being sold to Bayer Group companies as of December 31, 2006, including all U.S. subsidiaries and Nihon Schering K.K. (Japan).

Employees by Region*		Bayer Schering Pharma AG Group
(close of year)	December 31, 2006***	December 31, 2005
Bayer Schering Pharma AG	6,795	7,023
Europe Region	3,832	6,879
United States Region**	0	2,355
Japan Region	0	1,232
Latin America/Canada Region	2,106	2,369
Asia/Pacific Region	1,698	1,590
Other employees**	1,295	2,676
Total	**15,726**	**24,124**

* Full-time employees, with partial consideration of part-time employees

** Previous year's figures adjusted according to reallocation of individual organizational units.

*** As part of the integration of Bayer Schering Pharma AG into the Bayer Group, a total of 52 subsidiaries were deconsolidated by being sold to Bayer Group companies as of December 31, 2006, including all U.S. subsidiaries and Nihon Schering K.K. (Japan).

Personnel costs		Bayer Schering Pharma AG Group
	Q1-Q4/2006	*Q1-Q4/2005*
Personnel* (average)	23,452	24,560
Personnel costs** (€m)	1,612	1,583

* Full-time employees, with partial consideration of part-time employees

** Wages and salaries, social security, as well as support payments, pensions

Quality, Environmental, Occupational Health and Safety Matters

High standards for quality, environmental protection and safety are critical success factors for Bayer Schering Pharma AG. The Company's policy in this area is characterized by stability and continuity. Therefore, our goal is to recognize today the economic, ecological, and social requirements of tomorrow. In this way, we intend to lay the foundations for a competitive future business.

The Integrated Management System (IMS) is designed to ensure the implementation of and compliance with our own high standards. The Group-wide IMS describes all relevant requirements resulting from internal quality, environmental protection and safety standards. It takes into account not only international standards such as ISO 9001 (for quality) and ISO 14001 (for environmental protection), but also national differences and site-specific issues. The IMS also covers the statutory requirements for drug safety and international regulations regarding Good Manufacturing Practice. Moreover, the company commits itself to a continuous improvement program and participates in "Responsible Care", the chemical industry's health, safety and environmental performance improvement initiative.

To guarantee these high standards in our production facilities worldwide, we perform regular audits on quality, environmental protection and safety. This systematic, documented review of the management systems in our organizational units enforces compliance with internal and statutory requirements for quality, environmental protection and safety.

At certain sites, we are responsible for cleaning up the contamination caused by the release or disposal of pollutants from former operations. In some cases, this liability is shared with other parties who are likewise responsible for the contamination, or their legal successors. Given our long history as a manufacturing enterprise, there may be other sites where we will be obliged to take over part or all of the clean up costs.

We are confident that we have set up adequate reserves for those remediation obligations currently known to us, and that these activities will not have a material adverse effect on our operating profit, our liquidity, or the Group's overall financial position.

We have spent substantial amounts on environmental protection and safety measures up to now, and anticipate having to spend similar sums in 2007 and subsequent years.

In 2006, our operating and maintenance costs in the field of environmental protection and safety totaled €59m (2005: €65m). Our capital expenditure on environmental protection projects and other ecologically beneficial projects totaled €4m (2005: €5m).

Economic Position of Bayer Schering Pharma AG

Selected financial data: Bayer Schering Pharma AG					
In €m	2006	2005	2004	2003	2002
Net sales	2,734	2,581	2,402	2,338	2,280
Operating profit	197	403	381	302	186
Profit for the period	3,399	382	221	442	432
Transfer to retained earnings	–	153	30	264	249
Dividend volume	10	229	190	178	180
Dividend per share* (€)	0.05	1.20	1.00	0.93	0.93

* The dividend for 2006 depends on the approval of the annual general meeting.

Overview

Bayer Schering Pharma AG is the ultimate parent company of the Bayer Schering Pharma AG Group with its principal executive office in Berlin, Germany. The Board of Management of Bayer Schering Pharma AG is also the executive body of the Bayer Schering Pharma AG Group.

In 2006, Bayer Schering Pharma AG (formerly Schering AG) and Bayer Schering GmbH (formerly Dritte BV GmbH), a wholly owned subsidiary of Bayer AG, entered into a domination and profit and loss transfer agreement, by which Bayer Schering Pharma AG submitted the control of its company to Bayer Schering GmbH.

The business of Bayer Schering Pharma AG is characterized by close supply relations with other companies of the Bayer Schering Pharma AG Group. Approximately 88% of the net sales of Bayer Schering Pharma AG in the year under review refer to sales to subsidiaries.

Marketing and distribution in Germany was performed by Schering Deutschland GmbH, whereas abroad, most of these activities were performed by Group subsidiaries located outside Germany.

During the reporting period, more than two thirds of the Group's research and development expenses were generated by Bayer Schering Pharma AG. This included reimbursements of research and development expenses incurred by subsidiaries.

Many Group subsidiaries have entered into intercompany deposit and cash pooling agreements with Bayer Schering Pharma AG. Major German Group subsidiaries entered into profit transfer agreements with Bayer Schering Pharma AG enabling the immediate assignment of results to Bayer Schering Pharma AG.

As a consequence of the close economic relationship of Bayer Schering Pharma AG with its subsidiaries, it is not possible to present the economic position of Bayer Schering Pharma AG without presenting the economic position of the Bayer Schering Pharma AG Group as a whole. Insofar, we additionally refer to the comments on performance, liquidity and capital resources, and financial position of the Bayer Schering Pharma AG Group contained elsewhere in this combined management report.

The following statements refer to the statutory financial statements of Bayer Schering Pharma AG. These statements have been prepared in accordance with the German Commercial Code (Handelsgesetzbuch) whereas the consolidated financial statements of the Bayer Schering Pharma AG Group have been prepared in accordance with IFRSs.

Performance

In 2006, Bayer Schering Pharma AG achieved net sales of €2,734m representing an increase of 6% compared with 2005. Cost of sales increased by 4% to €1,018m. The total of marketing and selling costs, engineering and administration costs, and research and development costs rose by 6% to €1,457m compared with the previous year. The net of Other operating income and expenses decreased by €238m to €–62m, mainly due to expenses relating to takeover offers and to integration measures. This effect was partly offset by a gain from the reversal of provisions related to the sale of our interest in Aventis CropScience. In total, operating profit decreased by 51% to €197m.

The financial result increased by €3,254m to €3,304m, with higher profit transfers from subsidiaries mainly resulting from the sale of subsidiaries to Bayer AG or its affiliates. Income taxes were €102m, benefiting from tax-free gains.

Net profit was €3,399m in 2006 compared to a net profit of €382m in 2005.

Financial Position

Total assets of Bayer Schering Pharma AG increased by 42% to €7,583m compared with the previous year. Fixed assets decreased to €1,543m, in particular due to a decrease in financial assets. This decrease resulted from the write-off of an investment after the sale of subsidiaries. Current assets rose 99% to €6,040m because of higher receivables due to profit transfers from subsidiaries.

The total of equity and special tax-allowable reserves amounted to €5,129m on December 31, 2006, representing an increase of €3,158m compared with December 31, 2005. Provisions and liabilities decreased by 27% to €2,454m.

Liquidity and capital resources

The net cash position – liquid funds, marketable securities without treasury shares, less borrowings – increased by €10m to €1,305m. A significant portion of the net cash position is assigned to the Schering Altersversorgung Treuhand Verein (Schering Pension Trust) for the funding of the pension obligations of Bayer Schering Pharma AG. In the consolidated financial statements, these funds are offset against the respective pension obligations.

Financial Statements of Bayer Schering Pharma AG (condensed)

€m		
Income statement	*2006*	*2005*
Net sales	**2,734**	**2,581**
Cost of sales	–1,018	–981
Cost of marketing/selling, administration, research	–1,457	–1,373
Other operating income and expenses	–62	176
Operating profit	**197**	**403**
Financial result	3,304	50
Extraordinary result	–	–
Income taxes	–102	–71
Profit for the period	**3,399**	**382**
Profit brought forward	4	4
Transfer to retained earnings	–	–153
Unappropriated profit	**3,403**	**233**

Balance sheet	*December 31, 2006*	*December 31, 2005*
Intangible assets	109	167
Property, plant and equipment	484	498
Financial assets	950	1,641
Fixed assets	**1,543**	**2,306**
Inventories	527	642
Receivables and other assets	3,867	708
Marketable securities, cash and cash equivalents	1,646	1,688
Other current and non-current assets	**6,040**	**3,038**
Total assets	**7,583**	**5,344**
Net equity	4,969	1,799
Special tax-allowable reserves	160	172
Provisions	1,884	1,771
Liabilities	570	1,602
Total equity and liabilities	**7,583**	**5,344**

The Financial Statements of Bayer Schering Pharma AG, audited and fully certified by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, are published in the Federal Journal and filed with the Commercial Register of the Amtsgericht Charlottenburg, Berlin, Germany.

A copy of the Financial Statements of Bayer Schering Pharma AG may be obtained free of charge by writing to:

Bayer Schering Pharma AG, BHC Global Corporate Communications, 13342 Berlin, Germany

Proposal for the Appropriation of Profits

In 2006, Bayer Schering Pharma AG distributed a dividend payment of €1.20 per share for the fiscal year 2005. For the fiscal year 2006, the Board of Management will propose to the Annual General Meeting to distribute a dividend of €0.05 per share from the unappropriated profit of €3,403m.

As determined in the domination and profit and loss transfer agreement, the adequate guaranteed dividend to the outside shareholders is reduced by the dividend per share. According to the domination and profit and loss transfer agreement, this guaranteed dividend amounts to €4.60 gross per share minus German corporate income tax and solidarity surcharge in accordance with the rate applicable for the fiscal year concerned. This deduction is to be calculated only on the portion of the gross amount arising from profits subject to German income tax and solidarity surcharge. According to the actual situation, a total of €0.98 per share is to be deducted, therefore resulting in a guaranteed dividend after corporate income tax and solidarity surcharge of €3.62 per share.

Report on Post-Balance Sheet Date Events

In addition to the 52 subsidiaries sold at the end of 2006, another 23 subsidiaries or their business activities were sold between January 1, 2007 and February 21, 2007, to Bayer in connection with the integration of the Bayer Schering Pharma AG Group into the Bayer Group. The purchase prices totaled approximately €300m.

Potential Risks

In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this Annual Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company's competitors or the failure of demand for the Company's products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company's expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could affect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission (SEC). The Company disclaims any obligation to publicly update or revise these forwardlooking statements, whether to reflect new information or future events or circumstances or otherwise.



Consolidated Financial Statements of Bayer Schering Pharma AG

REPORT BY THE BOARD OF MANAGEMENT

The Board of Management of Bayer Schering Pharma AG is responsible for the preparation of the consolidated financial statements as well as for the information contained in the combined management report. The consolidated financial statements for 2006 were prepared in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB). The combined management report complies with the requirements of the German Commercial Code (Handelsgesetzbuch) and the German Accounting Standard No. 15.

Uniform accounting and reporting policies throughout the Group, the use of reliable software, the selection and training of qualified staff, and regular reviews by our Corporate Audit ensure the presentation of a true and fair view of all business developments by the individual Group companies and, therefore, a reliable basis for the consolidated financial statements and the management report. A risk management system, comprising a number of tried and tested internal control systems, enables the Board of Management to identify risks to our assets and changes in the economic performance of Group companies at an early stage, and to take appropriate countermeasures in good time.

Pursuant to a resolution adopted at the last Annual General Meeting, the Supervisory Board engaged BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, as independent auditors to audit the consolidated financial statements. The Audit Committee of the Supervisory Board and the Supervisory Board will examine the consolidated financial statements, the combined management report, and the audit report in detail together with the auditors. The results of these reviews are described in the Report of the Supervisory Board.

Berlin, Germany
February 21, 2007

Bayer Schering Pharma Aktiengesellschaft
The Board of Management

Higgins Baumann Busch

Köstlin Malik Riemann

(Translation of the German Auditors' Report)

REPORT OF REGISTERED INDEPENDENT AUDITORS

We have audited the consolidated financial statements of Bayer Schering Pharma Aktiengesellschaft, comprising the balance sheet as of December 31, 2006, and the income statement, statement of recognized income and expense, cash flow statement and the related notes to the consolidated financial statements for the period then ended. The preparation and the content of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs), as approved by the European Community, and the further requirements of section 315a of the German Commercial Code (Handelsgesetzbuch) are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion, based on our audit, on whether these consolidated financial statements and the Management Report comply with IFRSs and the further requirements of section 315a of the German Commercial Code.

We conducted our audit in accordance with section 317 of the German Commercial Code and German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany and with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, in accordance with IFRSs and the further requirements of section 315a of the German Commercial Code. An audit involves performing procedures on a test basis to obtain audit evidence about amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the financial statements of the consolidated reporting units, the appropriateness of the accounting principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements present fairly the net assets, financial position, results of operations and cash flows of the Group as of December 31, 2006 and for the period ended December 31, 2006 in accordance with IFRSs and the further requirements of section 315a of the German Commercial Code.

Our audit, which also extends to the management report for the Group and for Bayer Schering Pharma Aktiengesellschaft for the period ended December 31, 2006, prepared by the Company's Board of Management, has not led to any reservations. In our opinion, the management report for the Group and for Bayer Schering Pharma Aktiengesellschaft taken as a whole, together with the other disclosures in the consolidated financial statements, provides a suitable understanding of the Group's position and suitably presents the chances and risks of future development.

Berlin, Germany
February 22, 2007

BDO Deutsche Warentreuhand Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Schumacher	Eckmann
Wirtschaftsprüfer	Wirtschaftsprüfer

CONSOLIDATED INCOME STATEMENTS
OF THE BAYER SCHERING PHARMA AG GROUP

€m	Notes	2006	2005
Net sales		**5,667**	**5,308**
Cost of sales		–1,294	–1,256
Gross profit		**4,373**	**4,052**
Costs of			
marketing and selling		–1,752	–1,687
engineering and administration	(8)	–520	–522
research and development		–1,026	–982
Other operating income	(9)	2,268	432
Other operating expenses	(10)	–708	–365
Operating profit		**2,635**	**928**
thereof: gain from sale of subsidiaries to Bayer		*1,760*	*–*
thereof: expenses related to takeover offers and integration measures		*–250*	*–*
Financial result	(11)	54	42
Profit before taxes		**2,689**	**970**
Income taxes	(12)	–308	–346
Profit for the period		**2,381**	**624**
Attributable to:			
Net profit		**2,378**	**619**
Minority interest		3	5
Basic and diluted earnings per share (€)	(13)	**12.47**	**3.26**

CONSOLIDATED BALANCE SHEETS
OF THE BAYER SCHERING PHARMA AG GROUP

€m			
Assets	Notes	Dec. 31, 2006	Dec. 31, 2005
Intangible assets	(15)	494	694
Property, plant and equipment	(16)	704	1,161
Marketable securities	(17)	38	237
Other financial assets	(18)	22	72
Deferred taxes	(12)	67	323
Other non-current assets		1	32
Non-current assets		**1,326**	**2,519**
Inventories	(19)	576	959
Receivables from affiliated companies	(35)	3,942	–
Trade receivables	(20)	177	1,237
Current tax receivables		24	131
Other receivables and other assets		110	188
Marketable securities	(17)	19	196
Cash and cash equivalents		492	776
		5,340	**3,487**
Assets classified as held for sale	(21)	915	97
Current assets		**6,255**	**3,584**
Total assets		**7,581**	**6,103**

Equity and liabilities	Notes	Dec. 31, 2006	Dec. 31, 2005
Issued capital*		194	194
Share premium account		334	334
Retained earnings		5,505	3,307
Other reserves		–388	–566
Treasury shares		–3	–4
Equity before minority interest	(22)	**5,642**	**3,265**
Minority interest		0	18
Total equity		**5,642**	**3,283**
Provisions for pensions and similar obligations	(23)	186	595
Other non-current provisions	(24)	213	305
Non-current borrowings		200	228
Other non-current liabilities	(25)	8	32
Non-current liabilities		**607**	**1,160**
Current provisions	(24)	403	863
Liabilities to affiliated companies	(35)	241	–
Trade payables		249	375
Current borrowings		1	27
Other current liabilities	(25)	92	236
		986	**1,501**
Liabilities directly associated with assets classified as held for sale	(21)	346	159
Current liabilities		**1,332**	**1,660**
Total equity and liabilities		**7,581**	**6,103**

* Number of shares according to articles of association on Dec. 31, 2006: 194 million, thereof 3 million held as treasury shares; Contingent capital: €15m [see Note (22)]

CONSOLIDATED CASH FLOW STATEMENTS OF THE BAYER SCHERING PHARMA AG GROUP

€m	Notes	2006	200
Profit for the period		2,381	62
Depreciation, amortization and impairment expense		281	34
Other non-cash income and expense		–13	–5
Net gain/loss on disposal of non-current assets		–13	–4
Gain from sale of subsidiaries to Bayer		–1,760	–
Change in inventories and receivables		48	1
Change in provisions for pensions		–15	–2
Change in liabilities and current provisions		101	17
Cash flows from operating activities	(28)	**1,010**	**1,04**
Purchase of non-current assets		–253	–30
Proceeds from disposal of non-current assets		41	10
Purchase and sale of marketable securities		290	–18
Net cash outflow from disposal of subsidiaries		–980	–
Cash flows used in investing activities	(29)	**–902**	**–38**
Dividend payments		–233	–19
Change in borrowings		–22	1
Funding of Schering Pension Trust		–	–45
Purchase of treasury shares		–74	–
Sale of treasury shares		125	–
Cash flows used in financing activities		**–204**	**–63**
Net change in cash and cash equivalents		**–96**	**31**
Effect of exchange-rate movements on cash and cash equivalents		–8	14
Cash and cash equivalents as of January 1		830	785
Cash and cash equivalents as of December 31	(27)	**726**	**830**
thereof: cash and cash equivalents of the disposal group		234	54

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE OF THE BAYER SCHERING PHARMA AG GROUP

€m	2006	2005
Profit for the period	**2,381**	**624**
Derivative hedging instruments		
Change in fair value	18	–27
Realized gains/losses	–7	3
Available-for-sale securities		
Change in fair value	3	6
Realized gains/losses	–24	1
Actuarial gains and losses on defined benefit pension plans	114	–142
Currency translation adjustments	74	177
Net income recognized directly in equity	**178**	**18**
Total recognized income and expense for the period	**2,559**	**642**
Attributable to:		
Shareholders of Bayer Schering Pharma AG	**2,556**	**637**
Minority interest	3	5

(A) BASIS OF PRESENTATION

(1) General information

The consolidated financial statements of Bayer Schering Pharma AG have been prepared, pursuant to section 315a of the German Commercial Code (Handelsgesetzbuch), in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) effective at the balance sheet date.

Bayer Schering Pharma AG was named Schering AG until December 28, 2006. The change of name took effect upon registration in the commercial register on December 29, 2006. Bayer Schering Pharma AG has been part of the Bayer Group since June 23, 2006. Bayer Schering GmbH, a wholly-owned subsidiary of Bayer AG, held a 96.2% interest in Bayer Schering Pharma AG's share capital at the balance sheet date.

On July 31, 2006, Bayer Schering GmbH (at that time still named Dritte BV GmbH) as the dominating company and Bayer Schering Pharma AG (at that time still named Schering AG) as the controlled company entered into a Domination and Profit and Loss Transfer Agreement. The Extraordinary General Meeting of Schering AG approved this Agreement on September 13, 2006. The Agreement took effect upon registration in the commercial register at the registered office of the Company on October 27, 2006. The part of the Agreement covering domination took effect on the same date. The obligation to transfer profit and loss, however, first applies to the entire profit of the fiscal year commencing on January 1, 2007.

(2) New accounting pronouncements

First-time application of standards and interpretations

In 2006, the following accounting standards and interpretations were applied for the first time. The first-time application of these standards and interpretations did not materially affect the Group's financial position, results of operations or cash flows.

In August 2005, the IASB issued amendments to IAS 39 (Financial Instruments: Recognition and Measurement) and IFRS 4 (Insurance Contracts). The amendments are intended to insure that issuers of financial guarantee contracts include the resulting liabilities in their balance sheet. The amendments define a financial guarantee contract as a "contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument." These contracts could have various legal forms, including a guarantee, some types of letter of credit, or a credit insurance contract. The amendments are effective for annual periods beginning on or after January 1, 2006.

In November 2005, the IFRIC issued IFRIC 7 (Applying the Restatement Approach under IAS 29 (Financial Reporting in Hyperinflationary Economies)). IFRIC 7 clarifies how comparative amounts in financial statements should be restated when an entity's functional currency becomes hyperinflationary. IFRIC agreed that when hyperinflationary status is reached, an entity must restate its financial statements as though the economy had always been hyperinflationary. In addition, IFRIC 7 also provides guidance on how deferred tax items in the opening balance sheet should be restated. IFRIC 7 has to be applied for annual periods beginning on or after March 1, 2006. The Bayer Schering Pharma AG Group has early adopted this interpretation.

In March 2006, the IFRIC issued IFRIC 9 (Reassessment of Embedded Derivatives). The interpretation addresses the timing of when a contract must be assessed to determine if an embedded derivative exists that needs to be separated and fair valued. The IFRIC concluded that the assessment has to be carried out only when the entity first enters into the contract. A subsequent reassessment is prohibited unless there is a change in terms of the contract that significantly modifies the cash flows. IFRIC 9 has to be applied for annual periods beginning on or after June 1, 2006.The Bayer Schering Pharma AG Group has early adopted this interpretation in the reporting period.

Newly issued accounting standards and interpretations

In July 2006, the IFRIC issued IFRIC 10 (Interim Financial Reporting and Impairment). This interpretation addresses the interaction between the requirements of IAS 34 (Interim Financial Reporting) and the recognition of impairment losses on goodwill under IAS 36 (Impairment of Assets) and investments in equity instruments as well as financial assets carried at cost under IAS 39 (Financial Instruments: Recognition and Measurement). The interpretation addresses whether an impairment loss recognized in an interim period should be reversed, if this loss would not have been recognized or would have been smaller if the impairment assessment had been made at a subsequent balance sheet date. The IFRIC concluded that where an entity has recognized an impairment loss in an interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost, that impairment must not be reversed in subsequent interim financial statements or in annual financial statements. IFRIC 10 is to be applied for annual periods beginning on or after November 1, 2006. We do not expect the application of this standard to have a material impact on the Group's financial position, results of operations or cash flows.

In November 2006, the IFRIC issued IFRIC 11 (IFRS 2 – Group and Treasury Share Transactions). The interpretation addresses how to apply IFRS 2 (Share-based Payment) to two specific questions. The first is how to account for share-based payment arrangements involving an entity's own equity instruments. The IFRIC concluded that a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments has to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained. The second question is how to account for equity instruments of another entity in the same group (e.g. equity instruments of its parent). The Interpretation provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity's parent should be accounted for as cash-settled or equity-settled in the entity's financial statements. IFRIC 11 is to be applied for annual periods beginning on or after March 1, 2007. We do not expect the application of this standard to have a material impact on the Group's financial position, results of operations or cash flows.

We do not expect other standards or interpretations that have been issued but are not yet effective to have an effect on the consolidated financial statements, as at present no transactions exist that are within the scope of these standards or interpretations.

(3) Companies included in the consolidated financial statements

In addition to Bayer Schering Pharma AG, the consolidated financial statements include all companies in which Bayer Schering Pharma AG controls a majority of shareholders' voting rights.

31 domestic companies and 72 foreign companies are consolidated. A total of 7 companies were consolidated for the first time in 2006. 58 companies have been deconsolidated.

ALK-Scherax Arzneimittel GmbH, Hamburg, was deconsolidated in January 2006, generating a disposal gain of €34m. In April 2006, CIS bio international S.A., France, and CIS-US, Inc., USA, as well as the radiopharmaceuticals business in other countries were sold, generating a loss on disposal of €58m. The majority of the assets disposed of and the related liabilities were already reported separately as held for sale in the consolidated financial statements as of December 31, 2005. Together, the two transactions led to a cash outflow of €98m.

As part of the integration of the pharmaceuticals business into the Bayer Group, a total of 52 companies were deconsolidated by being sold to Bayer Group companies as of December 31, 2006, including all subsidiaries in the United States, Nihon Schering K.K., Japan, Schering S.A.S., France, Schering S.p.A., Italy, and Schering España S.A., Spain. The following assets and liabilities were disposed of under these sales:

	Carrying amount prior to disposal
Non-current assets	714
Inventories	170
Trade payables	750
Receivables from affiliated companies	227
Other assets	90
Cash and cash equivalents	882
	2,833
Provisions	554
Liabilities to affiliated companies	263
Other liabilities and minority interest	299
	1,116
Net carrying amount	**1,717**

Negative exchange differences of €172 million recognized in equity were also derecognized.

Purchase price receivables of €3.6bn are reported under receivables from affiliated companies in the balance sheet as of December 31, 2006. The disposals led to a largely tax-free gain of €1.76bn. Apart from this disposal gain, the comparability of the income statement with the previous year is not affected because all the income and expenses of the companies sold in the period up to December 31, 2006 are included in the consolidated financial statements.

The operations of a further around 50 subsidiaries are to be sold to Bayer Group companies in 2007. The assets and liabilities of these companies are reported separately as held for sale in the balance sheet as of December 31, 2006 and described in Note (21).

The list of the Group's ownership interests and of the companies included in the consolidated financial statements according to section 313(2) of the German Commercial Code (Handelsgesetzbuch) is filed with the Commercial Register of the Charlottenburg Local Court (Amtsgericht Charlottenburg), Berlin.

Jenapharm GmbH & Co. KG and Schering GmbH und Co. Produktions KG, which are included in the consolidated financial statements of Bayer Schering Pharma AG, are exempted from the requirement to prepare notes and a management report accompanying their statutory financial statements.

(4) Consolidation principles

Investments in subsidiaries are consolidated by eliminating the Group's costs against the fair value of the assets and liabilities acquired. Any excess of acquisition cost over the fair value of net assets acquired is recognized as goodwill. Any excess of the fair value of assets and liabilities acquired over acquisition cost is recognized in income after reassessment of the fair values of the assets and liabilities acquired. If less than 100% of shares are acquired, the cost of an investment is eliminated against the proportionate fair values of the assets and liabilities acquired. Minority interests are presented in equity in the amount of the residual fair values.

Intercompany profits and losses, sales, income and expenses, and receivables and liabilities between consolidated companies are eliminated.

(5) Accounting policies

Intangible assets

Goodwill is recognized at cost less impairment losses if necessary. For business combinations realized until December 31, 2003, the carrying amount of goodwill as of that date is treated as acquisition cost.

Other intangible assets (in particular software, acquired product rights and acquired development projects) are measured at cost (internally developed software at the cost of conversion), less accumulated straight-line amortization upon availability for use. For acquired intangible assets, the criterion for recognition is always considered to be satisfied. Software has a useful life of 4 years, other intangible assets generally have a useful life of 4 to 8 years unless a different period is indicated (e.g., periods based on the life of a patent). Amortization of intangible assets is allocated to the expenses of the appropriate consuming functions.

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation for normal wear and tear. In addition to direct costs, the cost of conversion of internally manufactured assets includes proportionate production overheads and depreciation. Grants by third parties reduce the cost of acquisition or conversion. Interest on third-party borrowings is not included in the cost of conversion. Repair costs are expensed as incurred. Obligations to restore a previous condition are included in the cost of acquisition or conversion and at the same time recognized as provision.

Buildings are depreciated on a straight-line basis over a useful life of no more than 40 years. Machinery and technical equipment are generally depreciated over a useful life of 3 to 20 years, and factory, office and other equipment over a useful life of 3 to 10 years using the straight-line method. Movable assets used for the production of active substances and intermediate products are reduced by diminishing balance depreciation due to the specialized nature of the equipment and associated business risks.

Fully depreciated assets are retained in property, plant and equipment and accumulated depreciation accounts, until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts, and the net gain/loss on the disposal of assets (proceeds of disposal less residual carrying amounts) is charged to the income statement under Other operating income and Other operating expenses. Depreciation of property, plant and equipment is allocated to the expenses of the appropriate consuming functions.

Impairment of intangible assets and property, plant and equipment

If the carrying amount of an intangible asset or an item of property, plant and equipment calculated in accordance with these policies exceeds the recoverable amount at the reporting date, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of the net proceeds of sale and the value in use determined by the present value of estimated future cash flows.

Impairment losses are recorded in Other operating expenses.

Intangible assets not yet available for use and Goodwill are tested annually for impairment. Goodwill is tested for impairment by geographical segments, the primary reporting format for our segment reporting. Impairment reviews are also made for assets or groups of assets affected by events and circumstances warranting a review.

If the reasons for an impairment loss no longer apply, it is reversed. Gains from such reversals are recorded in Other operating income. Goodwill impairment is not reversed.

Impairment losses from initiated disposals

If the disposal of non-current assets, separately or together with other assets and directly associated liabilities in a single transaction (disposal group), has been initiated as of the balance sheet date, and the sale is expected to be completed within twelve months, depreciation of such non-current assets ceases. To the extent that the net carrying amount of assets classified as held for sale less associated liabilities exceeds their fair value less costs to sell, a corresponding impairment loss is recognized for the non-current assets.

Marketable securities and Other financial assets

Investments in companies that we expect to hold for the long term without having significant influence are carried as Other investments. Investments in companies, shares in equity and bond funds, and interest-bearing securities are carried as Marketable securities.

Other investments and marketable securities are classified as "available for sale" and thus recognized at their fair values. Unrealized gains and losses resulting from changes in fair value are recognized net of deferred taxes directly in a separate account in equity. Changes in fair value are recognized in income if the financial asset is disposed of or is determined to be impaired. Increases in fair value of equity instruments are always recognized directly in equity, even if an impairment was previously recognized in the income statement.

Loans are measured at amortized cost; interest-free and low-interest loans are recognized at their net present value.

Inventories

Inventories are recognized at the lower of cost, which is determined using the weighted average cost method, or net realizable value. The costs of conversion include direct costs, production overheads and depreciation. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Expenses relating to unutilized capacity are included in the income statement under Cost of sales. Write-downs are recognized where the cost of inventories exceeds the expected net proceeds from disposal.

Trade receivables

Trade receivables are recognized net of an allowance for doubtful accounts.

Provisions for defined benefit pension plans

Provisions for defined benefit pension plans are calculated using the projected unit credit method and reflect future expected increases in salaries and pensions. The following assumptions were used in the calculation:

Assumptions

	German plans		Other plans*	
	2006	2005	2006	2005
Discount rate	4.6%	4.25%	4.2%	3.6%
Increase in salaries	2.5%	2.5%	2.8%	2.4%
Increase in pensions	1.5%	1.5%	-	0.7%

* As of December 31, 2006, parameters refer to a single foreign subsidiary; weighted average of the individual plans in the previous year.

The defined benefit obligation for German plans is based on Prof. Dr. Klaus Heubeck's 2005 G mortality tables.

Assumptions for defined benefit pension plans outside Germany are based on the respective local conditions.

Provisions for pensions in the balance sheet are calculated as the balance of the projected benefit obligation less the fair value of plan assets at the balance sheet date. Actuarial gains and losses are recognized after consideration of deferred taxes in a separate account in equity.

The current service cost is calculated based on the development of the projected benefit obligation.

Obligations relating to share-based payments (stock option plans and employee share programs)

Costs for stock option plans are expensed with the exception of costs for the LTI plans 2001/I "Key Managers" and 2001/II "Key Managers". All stock option plans are described in Note (33).

At the time the commitment is made to issue shares to staff at a discount, the difference between the fair value and the issue price of the shares is recorded as an expense and a corresponding amount is transferred to retained earnings.

Other provisions

Other provisions are recognized when it is probable that a liability has been incurred and the amount can be reliably estimated. Non-current provisions are reported at their discounted value.

Deferred taxes

Deferred taxes are recognized for temporary differences between the carrying amount of assets or liabilities in the financial statements and their associated tax bases. Deferred taxes relating to consolidation adjustments and tax loss carryforwards are calculated according to the same principle. The recognition of deferred taxes is based on the tax rates enacted or substantively enacted for the subsequent periods when the temporary differences are expected to reverse. Deferred tax assets are recognized only when it is probable that the future economic benefit will be realized. Deferred tax assets and deferred tax liabilities are offset if they relate to income taxes levied by the same tax authority and the enterprise has a legally enforceable right to offset tax assets against tax liabilities.

Deferred taxes are recognized irrespective of the inclusion of Bayer Schering Pharma AG and German subsidiaries in the corporate tax group of Bayer AG as of January 1, 2007 in order to present fairly the tax situation in the reporting period.

Derivative financial instruments

Derivative financial instruments are measured at fair value. Deferred gains and losses resulting from the hedging of anticipated cash flows are recognized net of deferred taxes directly in a separate account in equity. Gains and losses are only recognized in the income statement after the hedged underlying transactions have been realized.

The management of financial risks (in particular currency risks) using derivative financial instruments is described in Note (30).

Commitments and contingencies

Commitments and contingencies are not recognized in the balance sheet. Unrecognized commitments and contingencies as of December 31, 2006, are explained in Note (31).

Revenue recognition

Revenue from the sale of products is recognized when shipment has occurred, title passes to our customer, the price is fixed or determinable, and collectibility is reasonably assured.

Revenues are recorded net of applicable allowances for product returns, rebates and discounts as well as amounts collected on behalf of third parties, such as sales taxes, and goods and services taxes. Management makes estimates of the reductions of gross revenue and recognizes provisions for expected product returns, rebates and discounts. Such provisions are regularly reviewed by management and adjusted for changes in facts and circumstances, as appropriate. Historically such adjustments have not been significant. Also, we do not expect significant variations of these provisions in the future.

(6) Management judgments and key sources of estimation uncertainty

Management judgments in the application of accounting policies

Provided that certain criteria are met, development costs are capitalized as intangible assets. Amongst others, it must be probable that the development project will generate future economic benefits. In our opinion, sufficient probability that future economic benefits will be generated in the development of pharmaceutical products only arises once regulatory approval for a development project has been granted. Consequently all development costs for pharmaceutical products incurred up to the time of approval are expensed immediately. For acquired development projects, however, the criterion for recognition is always considered to be satisfied. They are recognized as intangible assets [see Note (5)].

Key sources of estimation uncertainty in the application of accounting policies

Preparation of the consolidated financial statements in accordance with IFRSs requires management to make estimates and assumptions affecting recognition and measurement in the consolidated balance sheet and income statement, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. In particular, estimates are required when:

- measuring provisions for sales allowances for expected product returns as well as for rebates and discounts,
- assessing the need for and measurement of impairment losses,
- accounting for pension obligations,
- recognizing and measuring provisions for tax, environmental, warranty, and litigation risks, and for restructurings,
- determining inventory write-downs,
- assessing the extent to which deferred tax assets will be realized.

Depending on the specific local situation, we accept product returns within a certain period before and after product expiry dates. The amount of the provisions required for product returns is estimated on the basis of historical data and additional information, such as the amount of inventories held by wholesalers. In 2006, product returns amounted to less than 2% of gross sales (2005: less than 1%). In addition, we have reached agreements on the granting of rebates with healthcare organizations and other customers, such as the Medicaid program in the United States. In some European countries, our business is subject to certain legislatively mandated rebates. Provisions for rebates are recognized on the basis of past rebate payments and the estimated share of sales that fall within the rebate regulations. In 2006, rebates totaled less than 4% of gross sales (2005: less than 4%). We also grant discounts for fast payment in certain countries. In 2006, discounts amounted to less than 1% of gross sales (2005: less than 1%).

Goodwill is tested annually for impairment by geographical segment on the basis of our operational three-year planning and assuming segment-specific growth rates for the years thereafter. Goodwill, which amounts to €282m, is mainly assigned to the Europe Region and the United States Region. The basic assumptions of the impairment test were as follows:

	Discount rate (pre-tax)	Annual growth rate*
Europe Region	13.5%	2%
United States Region	14.7%	4%

* after the end of the three-year planning period

A decrease in the growth rates by one percentage point would reduce the estimated fair value of the segments by a total of approximately €500m. No impairment losses on the goodwill allocated would be required in any of the segments. An increase in the discount rate by two percentage points would reduce the estimated fair value of the segments by a total of approximately €1,300m. No impairment losses on the goodwill allocated would be required in any of the segments.

Obligations from the defined benefit pension plans and the pension costs for the following year are calculated on the basis of the assumptions given in Note (5). An increase or decrease of the discount rate by 0.5 percentage points would reduce the pension obligation by €111m or increase it by €127m. An increase or decrease in the salary trend by 0.5 percentage points would increase the defined benefit obligation by €70m or reduce it by €60m. An increase or decrease in the expected return on plan assets of 0.5 percentage points would decrease or increase the net periodic pension costs by €8m.

Other provisions are recognized and measured by reference to an estimate of the probability of the future outflow of benefits as well as to historical data based on the facts and circumstances known at the reporting date. The actual liability may differ from the amounts recognized.

Inventories are written down to the expected net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale). The actual selling prices and the costs still to be incurred may differ from the expected amounts.

Deferred tax assets are only recognized to the extent that their realization is probable, i.e., if a tax benefit is expected in future periods. The actual tax results in future periods may differ from the estimate made at the time the deferred taxes are recognized.

(7) Currency translation

The Group companies prepare their financial statements in the currency of the primary economic environment in which they operate (functional currency). Foreign currency transactions are translated into the relevant functional currency at the time of the transaction. Exchange differences arising from the settlement of foreign currency items during the period and from the measurement of unsettled foreign currency items using the closing rate on the balance sheet date are recognized in income.

The financial statements of Group companies located outside the euro zone are converted to the Group presentation currency (the euro) as follows:

- The assets and liabilities of Group companies are translated at the closing rate on the balance sheet date.
- Income and expenses are translated at the annual average rate.
- Exchange differences are recognized directly in a separate account in equity.

Goodwill arising on the acquisition of an entity located outside the euro zone, and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of such an entity, are treated as assets and liabilities of that entity and translated at the closing rate on the balance sheet date.

Currencies that are of particular importance to the Group have experienced the exchange rate fluctuations shown below:

	Closing rate (basis €1)		Annual average rate (basis €1)	
	2006	2005	2006	2005
U.S. dollar	1.32	1.18	1.26	1.24
Pound sterling	0.67	0.69	0.68	0.68
Brazilian real	2.81	2.74	2.74	2.97
Japanese yen	156.93	138.90	146.63	136.85

Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated

(8) Engineering and administration costs

Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, services and waste disposal (only to the extent that these costs are not allocated internally to the consuming functions), training, and general administration, such as human resources, purchasing, controlling, and accounting.

(9) Other operating income

	2006	2005
Gain from the sale of subsidiaries to Bayer	1,760	–
Income from foreign currency hedges and monetary transactions	147	93
Income from providing services to third parties	50	58
License and commission income	46	46
Reversal of provisions relating to the sale of Aventis CropScience	54	88
Reversal of other provisions	46	33
Income from sale of ALK-Scherax	34	–
Income related to integration measures	24	–
Miscellaneous	107	114
	2,268	**432**

The gain from the sale of subsidiaries to Bayer relate to the sale of 52 investments in subsidiaries at the end of 2006 to Bayer AG or companies affiliated with it, including all subsidiaries in the United States, Nihon Schering K.K., Japan, Schering S.A.S., France, Schering S.p.A., Italy, and Schering España S.A., Spain. The proceeds from these transactions amounted to a total of €3.6bn.

Income from providing services to third parties relates to fees from third parties for the supply of technical infrastructure as well as to income from other services provided to third parties. The related expenses are included in Other operating expenses.

Income related to integration measures includes income from the curtailment of pension plans [see Note (23)] and reimbursements of certain integration-related costs from Bayer.

(10) Other operating expenses

	2006	2005
Expenses related to takeover offers and integration measures	274	–
Expenses from foreign currency hedges and monetary transactions	129	94
Expenses related to the disposal of the radiopharmaceuticals business	58	54
Costs of providing services to third parties	44	50
Expenses related to the FOCUS Initiative	16	59
Miscellaneous	187	108
	708	**365**

The net amount of Expenses and Income related to takeover offers and integration measures was composed of as follows:

	2006
Severance payments	146
Consultancy fees	60
Exercise of stock option plans	43
Other expenses	25
	274
Income related to integration measures	–24
Net of expenses and income	**250**

The net amount of Income and Expenses from foreign currency hedges and monetary transactions includes gains of €9m (2005: losses of €13m) from cash flow hedges; gains of €14m from hedging contracts for cash flows expected in 2007 were recognized in income in 2006 as the underlying hedged transactions were disposed of in connection with the sale of subsidiaries.

Expenses related to the disposal of the radiopharmaceuticals business comprise the loss from the sale of this business to a Belgian consortium. The transaction was closed in the second quarter of 2006. The amount of the previous year related to impairment charges in connection with the disposal which was already initiated at the end of 2005.

Expenses related to the FOCUS Initiative comprise expenses incurred in the context of our comprehensive program for the realignment of the Group's strategic orientation and the improvement of efficiency. In 2006 and in 2005, these expenses related mostly to the reorganization of our manufacturing network. The largest single item in 2005 was an impairment charge of €25m resulting from the sale of a production site in France.

(11) Financial result

	2006	2005
Result from investments		
Result from investments in associates	–	4
Disposal of investments	18	43
	18	**47**
Interest result		
Income from other securities and long-term loans	1	2
Other interest and similar income	65	43
Other interest and similar expenses	–28	–15
Net interest income	38	30
Interest component of additions to provisions for pensions	–8	–26
	30	**4**
Other financial result		
Write-downs on loans and marketable securities	–2	–13
Other financial income	12	9
Other financial expenses	–4	–5
	6	**–9**
Financial result	**54**	**42**

Disposal of investments mainly includes a gain from the sale of our interest in Morphosys AG. In 2005, Disposal of investments included a gain resulting from the sale of our 25% interest in the German company medac GmbH.

The interest component of additions to provisions for pensions decreased during the reporting period as expected, after the plan assets in Germany had been increased by €450m at the end of 2005.

Other financial income and Other financial expenses include gains and losses from the sale of marketable securities, and gains and losses from interest-rate derivative transactions.

(12) Income taxes

Allocation of profit before taxes

	2006	2005
Germany	2,062	537
Outside Germany	627	433
Total	**2,689**	**970**

Allocation of income taxes

	2006	2005
Germany	–78	–156
Outside Germany	–230	–190
Total	**–308**	**–346**

The reconciliation of notional tax expenses based on the statutory tax rate applicable to Bayer Schering Pharma AG of 39.1% (2005: 39.1%) to tax expenses at the effective tax rate is as follows:

	2006	2005
Profit before taxes	**2,689**	**970**
Notional tax expenses (at the statutory rate applicable to Bayer Schering Pharma AG)	–1,051	–380
Tax effect of non-deductible expenses and tax-free receipts	722	20
Prior-period taxes	–10	–7
Tax effect of recognizing income from associates net of tax	–	1
Effects of lower tax rates abroad	31	20
Income taxes	**–308**	**–346**
Effective tax rate	**11.5%**	**35.7%**
Current tax expenses	–379	–294
Deferred tax income/expenses	71	–52
Income taxes	**–308**	**–346**

In 2006, the tax effect of non-deductible expenses and tax-free receipts included mainly gains from the sale of subsidiaries to Bayer AG or its affiliates. In 2005, the item included tax-free income of €78m in Germany from the reversal of provisions for third-party claims from the sale of Aventis CropScience in 2002 and non-deductible expenses of €54m outside Germany from the initiated disposal of our radiopharmaceuticals business.

The utilization of tax loss carryforwards reduced tax expenses in 2006 by €0.2m (2005: €1m). Deferred tax assets of €9m relating to tax loss carryforwards were recognized as of December 31, 2006 (December 31, 2005: €12m) while unrecognized tax loss carryforwards totaled €33m (December 31, 2005: €28m). Of these amounts, €5m have no expiration date, while the remainder expires within 20 years.

The deferred tax assets and liabilities relate to the following balance sheet items:

	2006		2005	
	Assets	Liabilities	Assets	Liabilities
Intangible assets	–14	13	1	11
Property, plant and equipment	–87	8	–108	1
Inventories	4	–3	113	1
Provisions for pensions	145	0	228	0
Other provisions	34	–1	85	–4
Other	–15	3	4	4
	67	**20**	**323**	**13**

Deferred taxes on property, plant and equipment relate principally to lower tax bases resulting from special tax allowances for assets in certain regions of Germany.

Deferred taxes on provisions for pensions include deferred taxes of €97m (2005: €211m) on actuarial losses recognized directly in equity.

The Other item includes deferred tax assets relating to tax loss carryforwards plus deferred tax liabilities of €2m (2005: deferred tax assets and deferred tax liabilities of €7m each) that relate to items credited directly to equity. Deferred tax liabilities have been offset against deferred tax assets.

As of January 1, 2007, Bayer Schering Pharma AG and German subsidiaries are included in the corporate tax group of Bayer AG. As of the balance sheet date, no deferred tax assets resulting from tax loss carryforwards existed that cannot be utilized during the duration of this tax group. Deferred tax assets relating to temporary differences were recognized in order to present fairly the tax situation in the reporting period.

In the reporting period, deferred tax liabilities were not recognized for undistributed profits of foreign subsidiaries amounting to €0.4bn (2005: €1.5bn) because management considers such amounts to be permanently reinvested in the countries concerned. If deferred tax liabilities were recognized for these profits, the calculation of these liabilities would be based on the German taxation of the 5% portion of the dividend considered as non-deductible expense, and, if applicable, the withholding tax rate in the respective country.

(13) Earnings per share

Basic earnings per share are calculated by dividing net profit by the weighted average number of shares outstanding.

	2006	2005
Net profit (€m)	2,378	619
Weighted average number of shares outstanding	190,623,099	189,987,288
Basic earnings per share (€)	**12.47**	**3.26**

To calculate diluted earnings per share, the weighted average number of shares outstanding is adjusted for all potential dilutive shares. Certain of the Group's stock option plans represent such a potential dilution. Exercise of the options granted under these plans depends on certain performance criteria relating to the Bayer Schering Pharma AG share price that are defined in the stock option plans [see Note (33)].

	2006	2005
Net profit (€m)	2,378	619
Weighted average number of shares outstanding	190,623,099	189,987,288
Adjustment for potential dilutive shares	116,616	179,347
Weighted average number of shares (including potential dilutive shares)	190,739,715	190,166,635
Diluted earnings per share (€)	**12.47**	**3.26**

In principle, the terms of the stock option plans entitle Bayer Schering Pharma AG to settle claims relating to the exercise of option rights in the form of cash payments instead of issuing shares.

(14) Personnel costs/Employees

	2006	2005
Personnel costs		
Wages and salaries*	1,303	1,275
Social security and support payments	238	233
	1,541	1,508
Pensions	71	75
	1,612	**1,583**

* Expenses from the exercise of stock option plans are netted with corresponding hedging gains.

	2006	2005
Number of employees by function* (annual average)		
Production**	6,531	7,636
Marketing and selling	8,951	8,682
Research and development	4,015	4,158
Administration**	3,955	4,084
	23,452	**24,560**
Number of employees by Region* (annual average)		
Bayer Schering Pharma AG	6,877	7,179
Europe Region	6,234	7,068
United States Region***	2,278	2,343
Japan Region	1,154	1,363
Latin America/Canada Region	2,397	2,383
Asia/Pacific Region	1,668	1,548
Other employees***	2,844	2,676
	23,452	**24,560**

* The reporting is based on full-time equivalents. Part-time employees are considered according to their contracted working time.

** Previous year's figures adjusted due to organizational shifts of certain units.

*** In 2006, the employees of the Medrad Group were no longer reported as part of the United States Region, but were accounted for under Other employees. The previous year's figures have been adjusted accordingly.

In connection with the sale of subsidiaries to Bayer, the number of employees (in full-time equivalents) of the Bayer Schering Pharma AG Group were reduced to 15,726 as of December 31, 2006 (–35% compared to December 31, 2005). As the respective subsidiaries were sold at the end of the year, the average figures reported in the table were not affected.

Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated

(15) Intangible assets

	Internally developed software	Patents, licences, trademarks and similar assets	Goodwill	Total
Cost				
January 1, 2005	86	525	356	967
Change in consolidated companies	–	0	–	0
Additions	7	73	1	81
Disposals	–1	–41	–	–42
Reclassification to disposal group	–	–5	–	–5
Translation adjustments	5	9	20	34
December 31, 2005	**97**	**561**	**377**	**1,035**
Change in consolidated companies	–11	–82	–	–93
Additions	11	39	0	50
Disposals	–3	–10	–82	–95
Reclassification to disposal group	–30	–6	–	–36
Translation adjustments	–2	–5	–13	–20
December 31, 2006	**62**	**497**	**282**	**841**
Accumulated amortization and impairments				
January 1, 2005	33	256	–	289
Change in consolidated companies	–	0	–	0
Additions	19	62	–	81
Impairments	–	6	–	6
Disposals	0	–38	–	–38
Reclassification to disposal group	–	–5	–	–5
Translation adjustments	3	5	–	8
December 31, 2005	**55**	**286**	**–**	**341**
Change in consolidated companies	–8	–48	–	–56
Additions	20	60	–	80
Impairments	1	23	–	24
Disposals	–2	–12	–	–14
Reclassification to disposal group	–20	–4	–	–24
Translation adjustments	–2	–2	–	–4
December 31, 2006	**44**	**303**	**–**	**347**
Carrying amounts as of Dec. 31, 2005	**42**	**275**	**377**	**694**
Carrying amounts as of Dec. 31, 2006	**18**	**194**	**282**	**494**

In 2006, Change in consolidated companies relates to the intangible assets and related accumulated amortization of the subsidiaries sold to Bayer. In addition, intangibles of subsidiaries to be sold in 2007 were transferred to the disposal group.

Goodwill of €218m is assigned to the Europe Region, goodwill of €46m to the United States Region and goodwill of €18m to the other Regions. Disposals of goodwill relate to the sale of subsidiaries to Bayer.

(16) Property, plant and equipment

	Land and buildings	Machinery and technical equipment	Other factory and office equipment	Construction in progress and advance payments	Total
Cost					
January 1, 2005	1,283	1,365	770	82	3,500
Change in consolidated companies	0	–1	0	0	–1
Additions	12	43	58	95	208
Disposals	–39	–67	–77	0	–183
Reclassification to disposal group	–57	–47	–10	–11	–125
Transfers	22	15	17	–54	–
Translation adjustments	41	22	27	7	97
December 31, 2005	**1,262**	**1,330**	**785**	**119**	**3,496**
Change in consolidated companies	–311	–106	–184	–87	–688
Additions	33	35	60	74	202
Disposals	–51	–58	–73	–4	–186
Reclassification to disposal group	–80	–44	–70	–2	–196
Transfers	39	25	16	–80	–
Translation adjustments	–22	–10	–14	–5	–51
December 31, 2006	**870**	**1,172**	**520**	**15**	**2,577**
Accumulated depreciation and impairments					
January 1, 2005	731	1,041	552	–	2,324
Change in consolidated companies	0	–1	0	–	–1
Additions	42	61	74	–	177
Impairments	40	24	4	11	79
Disposals	–32	–64	–67	–	–163
Reclassification to disposal group	–57	–47	–14	–11	–129
Translation adjustments	15	13	20	–	48
December 31, 2005	**739**	**1,027**	**569**	–	**2,335**
Change in consolidated companies	–137	–58	–142	–1	–338
Additions	42	58	71	–	171
Impairments	0	0	3	1	4
Disposals	–48	–60	–61	–	–169
Reclassification to disposal group	–30	–29	–43	–	–102
Translation adjustments	–10	–7	–11	–	–28
December 31, 2006	**556**	**931**	**386**	–	**1,873**
Carrying amount as of Dec. 31, 2005	**523**	**303**	**216**	**119**	**1,161**
Carrying amount as of Dec. 31, 2006	**314**	**241**	**134**	**15**	**704**

In 2006, Change in consolidated companies relates to the property, plant and equipment and related accumulated depreciation of the subsidiaries sold to Bayer. In addition, property, plant and equipment of subsidiaries to be sold in 2007 and related accumulated depreciation was transferred to the disposal group.

Of the impairment charges in 2005, €47m related to assets of our radiopharmaceuticals business. These assets have been classified as held for sale and have been transferred to the disposal group. In addition, an impairment charge of €25m related to the sale of a production site in France.

(17) Marketable securities

Marketable securities are accounted for at fair value. Fair values as of December 31, 2006 included unrealized gains of €4m (December 31, 2005: €16m) that are recognized net of deferred taxes directly in equity. Marketable securities include bonds of €19m with a maturity of less than one year.

(18) Other financial assets

	2006	2005
Other investments	11	46
Long-term loans	11	26
	22	**72**

As of December 31, 2006, no unrealized gains were included in the fair values of other investments. Fair values as of December 31, 2005 included unrealized gains of €11m that were recognized directly in equity net of deferred taxes.

Long-term loans include €7m (December 31, 2005: €15m) relating to mortgage loans to employees.

(19) Inventories

	2006	2005
Raw materials and supplies	124	192
Work in process	268	416
Finished goods and goods for resale	184	344
Payments on account	0	7
	576	**959**

In 2006, write-downs on inventories of €34m were recognized. Write-downs of inventories in 2005 were not material.

(20) Trade receivables

Trade receivables as of December 31, 2006 have a remaining term of less than one year. Trade receivables as of December 31, 2005 included €14m with a remaining term of more than one year. Allowances for doubtful accounts on trade receivables as of December 31, 2006 amounted to €1m (December 31, 2005: €26m).

(21) Assets classified as held for sale, associated liabilities

2006: In connection with the integration into the Bayer Group, around 50 subsidiaries will be sold to Bayer in 2007 in addition to those subsidiaries already sold by the end of 2006. The assets and liabilities of these subsidiaries were classified as held for sale as of December 31, 2006, and are therefore disclosed separately in the balance sheet.

2005: In the context of the Group's focusing on its core competencies, the Board of Management initiated the disposal of the radiopharmaceuticals business, which is integrated in the geographic segments, in December 2005. On February 22, 2006, an agreement was signed to transfer the radiopharmaceuticals business to a consortium formed by the Belgian companies Ion Beam Applications S.A. (IBA) and the Institut National des Radioéléments (IRE). The transaction was closed in the first half of 2006.

The carrying amounts of assets and liabilities of the disposal group at the respective balance sheet dates were composed of as follows:

	2006	2005
Non-current assets	235	0
Inventories	75	17
Receivables and other assets	371	26
Cash and cash equivalents	234	54
	915	97
Provisions*	–293	–121
Other liabilities	–53	–38
	–346	–159
Net carrying amount of assets classified as held for sale and associated liabilities	**569**	**–62**

* Actuarial losses net of deferred tax of €27m (2005: €9m) relating to defined benefit obligations were recorded directly in equity.

(22) Equity before minority interest

	Issued capital	Share premium account	Retained earnings	Other reserves: Currency translation adjustment	Other reserves: Derivative hedging instruments	Other reserves: Available-for-sale securities	Other reserves: Actuarial gains and losses on defined benefit pension plans	Other reserves: Total	Treasury shares	Equity before minority interest
January 1, 2005	**194**	**334**	**2,876**	**–403**	**13**	**16**	**–210**	**–584**	**–4**	**2,816**
Total recognized income and expense for the period*	–	–	619	177	–24	7	–142	18	–	637
Share-based payments	–	–	7	–	–	–	–	–	–	7
Dividend payments*	–	–	–190	–	–	–	–	–	–	–190
Purchase of treasury shares and issue to employees	–	–	–5	–	–	–	–	–	–	–5
December 31, 2005	**194**	**334**	**3,307**	**–226**	**–11**	**23**	**–352**	**–566**	**–4**	**3,265**
Total recognized income and expense for the period*	–	–	2,378	74	11	–21	114	178	–	2,556
Share-based payments	–	–	5	–	–	–	–	–	–	5
Dividend payments*	–	–	–229	–	–	–	–	–	–	–229
Purchase of treasury shares	–	–	–73	–	–	–	–	–	–1	–74
Sale of treasury shares	–	–	123	–	–	–	–	–	2	125
Purchase of treasury shares and issue to employees	–	–	–6	–	–	–	–	–	–	–6
December 31, 2006	**194**	**334**	**5,505**	**–152**	**0**	**2**	**–238**	**–388**	**–3**	**5,642**

* excluding minority interest

Issued capital

Issued capital amounts to €194,000,000 and is composed of 194,000,000 no-par value shares, with each share representing €1.00 of the issued capital.

The Board of Management is authorized to increase issued capital until April 15, 2009, with the approval of the Supervisory Board, on one or on several occasions by issuing new shares for cash or non-cash consideration, provided that the overall increase in issued capital does not exceed a total amount of €97,000,000 and that the shareholders are granted preemptive rights. However, the Board of Management is authorized to issue shares while disapplying shareholders' preemptive rights with the agreement of the Supervisory Board:

(a) if the capital increase against cash consideration does not exceed a total amount of 10% of the issued capital and the issue price of the new shares is not substantially below the quoted market price for the shares at the time the issue price is determined by the Board of Management; or

(b) if the capital increase is effected for the purpose of acquiring companies, equity interests, parts of companies, intellectual property rights, or other product rights against non-cash contributions; or

(c) to the extent necessary to allow holders of the Company's convertible bonds or bonds with warrants to subscribe for the new shares; or

(d) to the extent necessary to settle fractions.

The Board of Management is also authorized, with the approval of the Supervisory Board, to issue convertible bonds and/or bonds with warrants on one or on several occasions in the period up to April 15, 2009. The total nominal value of such bond issues may not exceed €600,000,000. Conversion rights or options on Schering AG shares may be issued up to a total of €10,000,000 of issued capital. Accordingly, the issued capital of Bayer Schering Pharma AG may be increased by up to €10,000,000 through the issue of up to 10,000,000 shares (Contingent Capital I). This contingent increase in issued capital serves solely to exercise conversion rights and options.

Furthermore, the issued capital of Bayer Schering Pharma AG may be increased by up to €5,000,000 (Contingent Capital II). This contingent capital increase will only be implemented to the extent that holders of stock options issued before September 30, 2003, on the basis of the Annual General Meeting's authorization of April 26, 2001, exercise their options and that their claims are not settled using treasury shares or cash payments.

Retained earnings

Retained earnings mainly comprise the accumulated Total recognized income and expense as well as changes from dividend payments and from the purchase and sale of treasury shares.

In 2006, Bayer Schering Pharma AG distributed a dividend of €1.20 per share for fiscal year 2005, totaling €229m.

For fiscal year 2006, the Board of Management will propose to the General Meeting a dividend of €0.05 per share (totaling approximately €10m). The entitlement of the outside shareholders to an adequate guarantee dividend of €4.60 gross per share provided in the domination and profit and loss transfer agreement is reduced by the distributed amount of dividend per share.

During the reporting period, 1,053,000 treasury shares were purchased for a total of €74m. 1,935,000 treasury shares were sold for €125m in connection with the settlement of stock option programs.

Furthermore, during the reporting period, Bayer Schering Pharma AG and other group companies purchased 214,243 treasury shares at an average price of €62.28 per share for the issuance of employee shares. The shares were offered to qualified employees at an average price of €36.17 per share.

Treasury shares

Treasury shares comprise own shares held at the balance sheet date. On December 31, 2006, we held a total of 3,118,000 treasury shares.

The Board of Management is authorized to purchase treasury shares until September 30, 2007 for the purposes permitted under section 71(1) no. 8 of the German Stock Corporation Act (Aktiengesetz). In total, up to €15,000,000 in issued capital may be acquired under this authorization.

(23) Provisions for pensions and similar obligations

	2006	2005
Provisions for retirement benefit obligations in Germany	167	409
Provisions for retirement benefit obligations outside Germany	5	140
Provisions for similar obligations	14	46
	186	**595**

Pension benefits in Germany for employees joining until December 31, 2003 are primarily determined by years of service and average remuneration in the final five years prior to retirement. For employees joining after December 31, 2003 and until December 31, 2006, an employer-financed pension system has been introduced. Bayer Schering Pharma AG pays a monthly contribution into a fund established for this purpose which builds up retirement assets by purchasing securities. The level of pension benefits payable depends upon the retirement assets at the time of retirement. Since the company guarantees that, at a minimum, the total amount of contributions paid in will be available as retirement assets at the time of retirement, this plan must also be accounted for as a defined benefit plan.

Defined benefit plans of Bayer Schering Pharma AG are funded to a substantial extent by a pension trust (Schering Altersversorgung Treuhand Verein). There are also defined contribution plans at several foreign subsidiaries.

We consider projected service costs, interest costs and the expected return on plan assets when calculating the net periodic pension costs for defined benefit plans. Since 2005, actuarial gains and losses are recognized directly in equity.

The measurement of the projected benefit obligation as of December 31 is based on the parameters and assumptions described in Note (5). These parameters are also applied in the following year in determining the pensions costs. Therefore, the calculation of pensions costs for the years 2005 to 2007 is based on the following assumptions:

Assumptions

	German pension plans			Other pension plans*		
	2007	2006	2005	2007	2006	2005
Discount rate	4.6%	4.25%	5.0%	4.2%	3.6%	3.7%
Increase in salaries	2.5%	2.5%	2.5%	2.8%	2.4%	2.9%
Increase in pensions	1.5%	1.5%	1.25%	–	0.7%	0.5%
Expected return on plan assets	6.0%	6.0%	7.0%	–	4.9%	4.8%

* As of December 31, 2006, parameters refer to a single foreign subsidiary; weighted average of the individual plans in the previous year.

Changes in the projected benefit obligation (PBO) and the fair value of plan assets were as follows:

	German plans		Other plans	
	2006	2005	2006	2005
Change in projected benefit obligation				
PBO at beginning of year	1,874	1,563	441	389
Service cost	41	33	25	25
Interest cost	80	77	18	17
Losses from retroactive plan adjustments	–	–	2	–
Actuarial gains (–) and losses (+)	–74	269	–28	32
Benefits paid	–72	–69	–26	–26
Contributions by plan participants	0	0	1	1
Transfer of obligations	5	1	15	5
Curtailments	–2	–	–9	–
Change in consolidated companies	–3	–	–303	–
Reclassification to disposal group	–95	–	–99	–26
Translation adjustments	–	–	–32	24
PBO at end of year	**1,754**	**1,874**	**5**	**441**
Change in plan assets				
Fair value of plan assets at beginning of year	1,465	904	301	230
Expected return on plan assets	87	68	15	12
Difference between actual and expected return on plan assets	63	62	9	25
Employer contribution	39	23	34	40
Employer contribution (one-time)	–	450	–	–
Contributions by plan participants	0	0	1	1
Benefits paid	–67	–42	–22	–23
Change in consolidated companies	–	–	–215	–
Reclassification to disposal group	–	–	–101	–
Translation adjustments	–	–	–22	16
Fair value of plan assets at end of year	**1,587**	**1,465**	**0**	**301**
Funded status (carrying amount)	**167**	**409**	**5**	**140**

An amount of €1,725m of the projected benefit obligation relates to pension plans that are fully or partly funded, and €34m relate to unfunded pension plans.

Net periodic pension costs of defined benefit plans and total pension costs were as follows:

	2006	2005
Service cost	66	58
Interest cost	98	94
Expected return on plan assets	–102	–80
Losses from retroactive plan adjustments	2	–
Curtailments	–11	–
Net periodic pension costs of defined benefit plans	**53**	**72**
Costs of defined contribution plans and other pension costs	26	29
Total pension costs	**79**	**101**

The interest cost on unfunded pension obligations is reported in the Interest result [see Note (11)]. The other pension costs are charged as personnel costs generally to the costs of the operating functions [see Note (14)].

The measurement date for the fair value of plan assets and the projected benefit obligation is December 31. The basis for the interest cost added back to discounted pension obligations is the projected benefit obligation on January 1. The basis for the expected return on plan assets is the fair value on January 1; contributions during the year are included ratably.

The portfolio structure of German plan assets at the balance sheet date and the target structure are as follows:

Asset class		Portfolio structure of German plan assets	
	Target structure	December 31, 2006	December 31, 2005
Equities	50%	51%	51%
Alternative investments	30%	22%	17%
Bonds	20%	19%	23%
Others	0%	8%	9%
	100%	**100%**	**100%**

The use of derivatives is allowed; currency risks are fully hedged. The fund employs a risk management system to simulate worst-case scenarios for given portfolios on the basis of historical rates.

The expected rate of return of 6.0% is based on historical and expected future averages for risk premiums and returns for the asset classes concerned, which are cross-checked against market expectations issued by external sources. We consider the resulting assumptions to be realistic in the context of the long-term investment horizon of the plan assets. Since its inception, the compounded average annual rate of return of the assets in our German plan assets was approximately 9.2% (2006: 10.2%; 2005: 12.9%).

The expected contributions to German plan assets in 2007 amount to €36m.

As of the balance sheet, no funded pension obligations outside Germany were reported under Provisions for pensions and similar obligations. In the previous year, such obligations related to subsidiaries that were sold to Bayer and deconsolidated at the end of 2006, or that related to subsidiaries that are expected to be sold in 2007. At the end of 2005, the portfolio structure of the other plan assets (plans outside Germany) was as follows:

Asset class	Portfolio structure of other plan assets
	December 31, 2005
Equities	62%
Bonds	36%
Others	2%
	100%

The expected average return on plan assets of 4.9% in 2006 reflected in particular the very low returns expected for the plan assets in Japan. The actual return was 8.6% in 2006 and 16% in 2005.

The projected benefit obligation, plan assets, funded status and actuarial losses recognized directly in equity developed in the past five years as follows:

	2006	2005	2004	2003	2002
Projected benefit obligation	1,759	2,315	1,952	1,790	1,654
Plan assets	1,587	1,766	1,134	1,031	912
Funded status	**172**	**549**	**818**	**759**	**742**
Actuarial losses recognized directly in equity on December 31	385	563	349	251	245

The following table contains the actuarial gains and losses in the projected benefit obligation during the period and the difference between the actual and expected return on plan assets for the past five years:

	2006	2005	2004	2003	2002
Actuarial gains (+) and losses (–)					
German plans	74	–269	–103	–22	17
Other plans	28	–32	–37	–74	–2
Total	**102**	**–301**	**–140**	**–96**	**15**
Difference between actual and expected return on plan assets					
German plans	63	62	30	78	–104
Other plans	9	25	1	4	–30
Total	**72**	**87**	**31**	**82**	**–134**

The actuarial losses in the projected benefit obligation are predominantly due to the declining interest rate levels. As a result, the discount rate has been reduced from 6.0% to 4.6% for German obligations and from 5.0% to 4.2% for other obligations during the period presented.

The following table shows the benefits expected to be paid in the next five years as well as the aggregate expected payments during the five years thereafter (not discounted):

	2007	2008	2009	2010	2011	2012-2016
German plans	71	75	78	81	84	450
Other plans	0	0	0	0	0	1
Total	**71**	**75**	**78**	**81**	**84**	**451**

Of the above-mentioned payments, around 97% will be made from the plan assets.

(24) Other provisions

Provisions for	January 1, 2006								December 31, 2006	
	Current	Total	Additions	Use	Reversals	Disposal group	Change in consolidated companies	Translation adjustment	Total	Current
Current tax	373	373	141	–123	–5	–85	–144	–13	144	144
Deferred tax liabilities	–	13	32	–9	0	–7	–9	0	20	–
Personnel costs	279	400	309	–296	–12	–35	–123	–9	234	144
Third-party claims	13	172	82	–9	–62	–6	–23	–2	152	53
Environmental liabilities	7	15	6	0	–2	–	–3	0	16	12
Restructuring	9	10	86	–1	–1	–29	–57	0	8	8
Other	182	185	155	–144	–16	–24	–106	–8	42	42
	863	**1,168**	**811**	**–582**	**–98**	**–186**	**–465**	**–32**	**616**	**403**

Provisions for personnel costs include accrued vacation and holiday, bonuses, and jubilee benefits as well as early retirement benefits. Provisions for third-party claims include indemnities relating to the sale of investments and business activities as well as expected costs in relation to patent infringement litigation; of the reversal, an amount of €54m relates to a provision in connection with the sale of our interest in Aventis CropScience in 2002. The reversal is based on an updated assessment of remaining risks from the sale. Provisions for environmental expenses include clean up obligations in Germany and Mexico. Provisions for restructuring largely relate to severance obligations to employees as well as other costs related to the close-down of locations. Additions resulted from the planned integration of the activities of the Bayer Schering Pharma AG Group with the pharmaceuticals business of the Bayer Group.

(25) Liabilities

	2006 Current	2006 Total	2005 Current	2005 Total
Taxes payable	10	10	56	56
Social security costs payable	11	11	31	31
Payable to employees	4	5	31	33
Miscellaneous	67	74	118	148
	92	**100**	**236**	**268**

(26) Total amount of collateralized loans

As of the balance sheet date, no loans were collateralized. The total amount of collateralized loans as of December 31, 2005 (all collateralized by mortgages) was €3m.

(D) CASH FLOW STATEMENT DISCLOSURES

Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated

(27) Cash and cash equivalents

Cash and cash equivalents comprise bank deposits and cash on hand.

(28) Cash flows from operating activities

Cash flows from operating activities comprise interest received of €75m (2005: €38m) and interest paid of €21m (2005: €12m). Payments of income taxes amounted to €389m (2005: €201m).

The net gain/loss on disposal of non-current assets in 2005 included a gain of €43m on the sale of our 25% interest in the German company medac GmbH.

(29) Cash flows used in investing activities

The higher proceeds from disposal of non-current assets in 2005 compared to 2006 were mainly due to the sale of our 25% interest in the German company medac GmbH.

The amount disclosed under purchase and sale of marketable securities relates to sales of securities of €290m. In 2005, the amount comprised purchases of €213m and sales of securities of €29m.

In connection with the sale of subsidiaries to Bayer at the end of 2006, with the disposal of our radiopharmaceuticals business and with the sale of our 50% interest in ALK-Scherax Arzneimittel GmbH, we recorded a net cash outflow of €980m in the reporting period.

In the amount of the purchase price of €3.6bn for the subsidiaries sold to the Bayer Group, a short-term loan was granted to Bayer as of the balance sheet date.

Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated

(30) Derivative financial instruments

As we operate on a global basis, the Bayer Schering Pharma AG Group is exposed to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risks resulting from anticipated operational transactions and from existing assets and liabilities, as well as to manage the interest-rate and price sensitivity of our investment portfolio.

Market risks resulting from open derivative positions are estimated by a risk assessment system using a simulation of historical data. Various measures have been put in place to manage the risks. These include the definition of limits for individual classes of instruments, the organizational segregation of trading, settlement and accounting as well as the supervision of and regular reporting on open positions and results based on mark-to-market valuations. The following derivative positions were open at the balance sheet date:

		Notional amount		Fair value	
		2006	2005	2006	2005
Currency hedging of anticipated cash flows					
Currency forwards	Purchase	0	66	0	0
	Sale	499	591	1	–6
Options	Purchase	0	0	0	0
	Sale	0	64	0	1
Currency hedging of assets and liabilities					
Currency forwards	Purchase	294	625	–3	8
	Sale	348	200	1	–1
Asset and liability management					
Options	Purchase	0	166	0	39
	Sale	0	7	0	–2
Swaps	Purchase	165	161	5	3
	Sale	165	150	–3	–1
Interest-rate futures	Purchase	0	19	0	0
	Sale	0	6	0	0

The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance sheet date on the one hand and anticipated cash flows for the next 12 months on the other hand. Balance sheet items are generally hedged at 100%. The underlying exposure with respect to anticipated cash flows amounted to approximately €1.0bn as of December 31, 2006 (December 31, 2005: €1.1bn), of which 50% (December 31, 2005: 54%) was hedged at the balance sheet date. Yen and U.S. dollar amounts accounted for approximately 51% (December 31, 2005: 68%) of currency hedging.

The measurement of hedging instruments at fair value is based on quoted market prices or reference rates such as the ECB reference rates, or on the application of established pricing models such as the Black-Scholes option pricing model. Changes in fair values are recognized in Other receivables and other assets and Other provisions.

In order to properly match gains and losses on hedging instruments, hedge gains and losses attributable to anticipated cash flows are generally deferred until the underlying hedged transaction is realized. Gains and losses on hedging instruments are recognized net of deferred tax directly in equity. They are reversed to income when the underlying hedged transactions are realized. These gains or losses are then recognized in Other operating income and expenses.

Pre-tax losses of €19m (net of tax: €11m) resulting from hedging contracts in 2005 were recognized directly in equity as of December 31, 2005, since they were attributable to cash flows in 2006; in 2006, these losses were recognized in the income statement under Other operating expenses.

Gains from hedging contracts for cash flows expected in 2007 (€14m) were recognized in income in 2006 as the hedged underlying transactions were disposed of in connection with the sale of subsidiaries.

Changes in fair values of the financial instruments used in currency hedging of existing assets and liabilities are recognized in Other operating income and expenses. These gains and losses correspond to gains and losses on the measurement of the hedged balance sheet items.

Changes in fair values relating to call options that were acquired for the hedging of stock option plans are included in personnel costs.

Changes in fair values of derivatives used to manage interest-rate and price sensitivity are included in the Financial result.

At the balance sheet date, our net financial position based on cash and cash equivalents, marketable securities and borrowings amounted to €348m (December 31, 2005: €954m). The average lock-in period for fixed-income securities and fixed-rate deposits including financial derivatives was approximately 0.1 years (December 31, 2005: approximately 0.9 years).

The credit risk arising from derivative financial instruments corresponds to the positive fair values of these derivatives. In order to minimize credit risk from derivative financial instruments, these transactions are entered into only with prime-rated banks within fixed risk limits.

(31) Contingent liabilities and other financial commitments

As of December 31, 2006, we had issued financial guarantees and warranties of €10m (December 31, 2005: €29m) relating to transactions arising from the normal course of business.

The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition and environmental matters. While the outcome of these proceedings and claims cannot be predicted with certainty, we believe that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group's consolidated results of operations, financial condition and cash flows. However, Bayer Schering Pharma AG cannot guarantee you that this will be the case.

Other financial commitments include liabilities under operating leases and authorized capital expenditure:

	2006	2005
Liabilities under operating leases		
due within 1 year	21	47
due in 1 to 5 years	40	86
due after 5 years	8	24
Authorized capital expenditure	114	240
	183	**397**

In addition, the Group has entered into long-term agreements with various third parties, under which the Group makes payments in connection with various research and development projects depending on the achievement of certain milestones or other specific conditions. In return, the Group acquires product rights or licenses to market the developed products. The estimated payments to these third parties, assuming the agreed milestones and other conditions are met, will be as follows:

2007	18
2008	20
2009	11
2010	10
2011	20
Thereafter	80
	159

(32) Segment reporting

	Segment net sales	Internal net sales	External net sales	Change from last year
2006				
Europe Region	3,641	1,116	2,525	+3%
United States Region*	1,209	–	1,209	+14%
Japan Region	379	–	379	–13%
Latin America/Canada Region	671	94	577	+24%
Asia/Pacific Region	307	14	293	+18%
Other Activities	765	81	684	+7%
*thereof: Medrad**	*379*	*8*	*371*	*+13%*
*thereof: Intendis***	*243*	*6*	*237*	*+6%*
Segment total	**6,972**	**1,305**	**5,667**	**+7%**
Other	–	–	–	–
Bayer Schering Pharma AG Group	**6,972**	**1,305**	**5,667**	**+7%**
2005				
Europe Region	3,442	986	2,456	+5%
United States Region*	1,063	–	1,063	+11%
Japan Region	434	–	434	–1%
Latin America/Canada Region	516	52	464	+19%
Asia/Pacific Region	258	9	249	+11%
Other Activities	730	88	642	+17%
*thereof: Medrad**	*333*	*5*	*328*	*+21%*
*thereof: Intendis***	*228*	*5*	*223*	*+11%*
Segment total	**6,443**	**1,135**	**5,308**	**+8%**
Other	–	–	–	–
Bayer Schering Pharma AG Group	**6,443**	**1,135**	**5,308**	**+8%**

* In 2006, the Medrad Group's global business with application technologies was no longer reported as part of the segment United States Region, but was accounted for in Other Activities. The previous year's figures have been adjusted accordingly.

** Intendis' net sales include net sales of the Intendis Group and net sales of other Group companies with dermatology products.

In the reporting period, our primary segment reporting format was geographic, based on the location of our customers. This reflected the regional management structure of our sales organization, our internal financial reporting system, and what we believe to be the predominant source of risks and returns in our business. Segment reporting is therefore divided into five geographic segments. Other Activities are managed on a worldwide basis and are therefore presented separately. In 2006, Other Activities include the Medrad Group's global business with application technologies, which was reported before as part of the segment United States Region. Furthermore, Other Activities mainly include our global dermatology business which is operated by a separate legal entity, Intendis GmbH, as well as our pharmaceutical chemicals business.

Segment net sales include both sales to third parties (external net sales) and sales to group companies belonging to a different Region (internal net sales). Intersegment sales are determined on an arm's length basis.

	Segment performance	Change from last year	Production overhead/ variances	Research and development expenses	Gain from sale of subsidiaries to Bayer	Other special items	Segment result	Change from last year
2006								
Europe Region	1,375	+15%	–111	–521	460	–46	1,157	>100%
United States Region*	562	+21%	–42	–239	619	–12	888	>100%
Japan Region	128	–22%	–20	–74	66	–	100	+45%
Latin America/Canada Region	265	+51%	–19	–83	34	–	197	>100%
Asia/Pacific Region	130	+27%	–19	–55	–	–	56	+60%
Other Activities	214	+14%	–17	–54	581	–	724	>100%
*thereof: Medrad**	*114*	*+13%*	–	*–37*	*581*	–	*658*	*>100%*
*thereof: Intendis***	*51*	*+21%*	–	*–15*	–	–	*36*	*+38%*
Segment total	**2,674**	**+17%**	**–228**	**–1,026**	**1,760**	**–58**	**3,122**	**>100%**
Other	–39	–97%	228	1,026	–1,760	58	–487	>100%
Bayer Schering Pharma AG Group	**2,635**	**>100%**	**–**	**–**	**–**	**–**	**2,635**	**>100%**
2005								
Europe Region	1,192	+6%	–136	–475	–	–42	539	–4%
United States Region*	463	+16%	–46	–268	–	–5	144	+27%
Japan Region	164	+31%	–13	–75	–	–7	69	+77%
Latin America/Canada Region	176	+13%	–21	–62	–	–	93	+16%
Asia/Pacific Region	102	+13%	–20	–47	–	–	35	0%
Other Activities	188	+21%	–28	–55	–	–	105	+69%
*thereof: Medrad**	*101*	*+23%*	–	*–34*	–	–	*67*	*+22%*
*thereof: Intendis***	42	+20%	–	–16	–	–	26	>100%
Segment total	**2,285**	**+11%**	**–264**	**–982**	**–**	**–54**	**985**	**+10%**
Other	–1,357	+5%	264	982	–	54	–57	–54%
Bayer Schering Pharma AG Group	**928**	**+21%**	**–**	**–**	**–**	**–**	**928**	**+21%**

* In 2006, the Medrad Group's global business with application technologies was no longer reported as part of the segment United States Region, but was accounted for in Other Activities. The previous year's figures have been adjusted accordingly.

** Results are based on the external net sales of the Intendis Group and net sales of other Group companies with dermatology products.

External net sales are categorized by the location of the customer. However, in line with our internal financial reporting format, net sales figures for the Europe Region also include the net sales of the subsidiaries Schering Oy, Jenapharm, CIS bio international (until March 2006), and Justesa Imagen Group that are generated outside Europe.

Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measure utilized by our management. Under this approach, deliveries from our production facilities are charged to the segments at standard production cost. Research and development expenses are not included in Segment performance, as these functions are managed on a worldwide basis.

	Depreciation	Impairments	Other significant non-cash expenses	Segment assets	Segment liabilities	Investments in intangibles and property, plant and equipment	Segment assets by geographical location	Investments by geographical location
2006								
Europe Region	64	–	3	1,420	784	75	2,114	124
United States Region*	68	–	0	333	64	47	60	65
Japan Region	26	–	0	151	3	15	17	8
Latin America/Canada Region	22	–	0	252	53	21	208	16
Asia/Pacific Region	14	–	0	187	23	8	108	3
Other Activities	24	–	1	164	62	50	–	–
*thereof: Medrad**	*13*	–	–	–	–	*36*	–	–
thereof: Intendis	*5*	–	*1*	*93*	*47*	*11*	–	–
Segment total	**218**	**–**	**4**	**2,507**	**989**	**216**	**2,507**	**216**
Other	33	28	–	5,074	950	36	5,074	36
Bayer Schering Pharma AG Group	**251**	**28**	**4**	**7,581**	**1,939**	**252**	**7,581**	**252**
2005								
Europe Region	83	42	4	1,833	838	105	2,467	164
United States Region*	72	5	0	829	293	85	793	74
Japan Region	17	7	0	367	76	14	289	7
Latin America/Canada Region	18	–	0	250	48	15	222	13
Asia/Pacific Region	12	–	–	202	16	10	115	4
Other Activities	22	–	1	405	116	33	–	–
*thereof: Medrad**	*10*	–	–	*215*	*62*	*22*	–	–
thereof: Intendis	*5*	–	*1*	*76*	*41*	*5*	–	–
Segment total	**224**	**54**	**5**	**3,886**	**1,387**	**262**	**3,886**	**262**
Other	34	34	–	2,217	1,433	27	2,217	27
Bayer Schering Pharma AG Group	**258**	**88**	**5**	**6,103**	**2,820**	**289**	**6,103**	**289**

* In 2006, the Medrad Group's global business with application technologies was no longer reported as part of the segment United States Region, but was accounted for in Other Activities. The previous year's figures have been adjusted accordingly.

The Segment result comprises Segment performance less amounts allocated for research and development expenses and production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organizations (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Production overhead and production variances are allocated on the basis of the production performed by our production facilities on behalf of the individual segments.

However, since Medrad and Intendis maintain their own production facilities, the segment performance of Medrad and Intendis already includes production overheads and production variances. In addition, all research and development expenses caused by Medrad and Intendis can be directly allocated to their business. Therefore, Medrad and Intendis are not charged with research and development expenses that are not specifically attributable to an individual segment.

Within the segment results, the gain from the sale of subsidiaries to Bayer (2006: €1,760m) and, under Other special items, the expenses related to the disposal of our radiopharmaceuticals business (2006: €58m; 2005: €54m) are presented separately. In contrast, the expenses related to takeover offers and integration measures as well as the income from the reversal of provisions relating to the sale of Aventis CropScience in 2002 are not included in segment results, as they are not attributable to individual segments. These items of expense and income are part of the following reconciliation of total segment results to operating profit:

	2006	2005
Total segment results	**3,122**	**985**
Cost of corporate functions	–184	–154
Expenses related to takeover offers and integration measures (net of corresponding income)	–250	–
Reversal of provisions relating to the sale of Aventis CropScience	54	88
Other income/expenses	–107	9
Total other	–487	–57
Operating profit	**2,635**	**928**

The Cost of corporate functions comprises costs of engineering and administration as well as marketing and selling of Bayer Schering Pharma AG. Income and expenses not incurred by the segments and/or generated from unusual or infrequent transactions are summarized in Other income/expenses.

Depreciation and amortization by segment includes amortization of intangible assets and depreciation of property, plant and equipment. Impairments by segment includes impairments of property, plant and equipment and intangible assets. Other significant non-cash expenses principally consists of pension expenses for unfunded pension obligations recognized under Operating profit. Segment assets include all assets with the exception of assets relating to corporate functions, marketable securities and other financial assets, receivables relating to the sale of subsidiaries to Bayer, other receivables and other assets, and cash and cash equivalents. Segment liabilities include all liabilities with the exception of liabilities allocable to corporate functions, financial liabilities, and tax liabilities, which are included under Other. Financial liabilities include €167m (December 31, 2005: €409m) in pension obligations from German retirement benefit plans. The corresponding €8m (2005: €26m) in interest costs is included in the Financial result.

Our secondary segment reporting format is based on the Business Areas:

	External net sales	Change from last year	Segment assets	Investments in intangibles and property, plant and equipment
2006				
Gynecology&Andrology	2,311	+17%	1,137	70
Diagnostic Imaging	1,332	–5%	464	73
Specialized Therapeutics	1,256	+7%	442	28
Oncology	457	+7%	281	30
Other sources	311	–2%	183	15
Segment total	**5,667**	**+7%**	**2,507**	**216**
Other	–	–	5,074	36
Bayer Schering Pharma AG Group	**5,667**	**+7%**	**7,581**	**252**
2005				
Gynecology&Andrology	1,979	+12%	1,392	62
Diagnostic Imaging	1,404	+7%	1,105	97
Specialized Therapeutics	1,179	+5%	719	28
Oncology	429	+2%	452	62
Other sources	317	+10%	218	13
Segment total	**5,308**	**+8%**	**3,886**	**262**
Other	–	–	2,217	27
Bayer Schering Pharma AG Group	**5,308**	**+8%**	**6,103**	**289**

(33) Stock option plans

In 2000, 2001, 2004, and 2005, the company introduced stock option plans ("Long Term Incentive Plans" or "LTI Plans") granting stock options to members of the Board of Management, officers and other eligible employees. The terms and conditions of the stock option plans are as follows:

	LTI Plan 2000	LTI Plans 2001/I-III and 2004 »Top Executives« tranche	LTI Plan 2005 »Top Executives« tranche
Terms	Participants received one option for every 18 acquired shares, entitling them to receive up to a max. of 180 shares	Participants invested in shares of the company and received stock appreciation rights	Participants invested in shares of the company and received stock appreciation rights
Exercise hurdle	Board of Management: 30% increase in the share price; other participants: none	30% increase in the share price or outperformance of the shares against a benchmark	30% increase in the share price or outperformance of the shares against a benchmark
Personal investment	yes	yes	yes
Settlement	Shares free of charge (max. 180), depending on the performance of the share in absolute terms and compared with a benchmark; cash settlement is possible	Difference between the strike price and the price of the share on the exercise date	Difference between the strike price and the price of the share on the exercise date

	LTI Plans 2001/I and 2001/II »Key Managers« tranche	LTI Plans 2001/III and 2004 »Key Managers« tranche	LTI Plan 2005 »Key Managers« tranche
Terms	Participants received options entitling them to receive shares	Participants received stock appreciation rights	Participants received stock appreciation rights
Exercise hurdle	none	none	30% increase in the share price or outperformance of the shares against a benchmark
Personal investment	no	no	no
Settlement	Shares at strike price	Difference between the strike price and the price of the share on the exercise date	Difference between the strike price and the price of the share on the exercise date

The strike price for the "Top Executives" tranches and the LTI Plan 2005 "Key Managers" tranche was fixed at the share price at the date of grant of the options. For all other "Key Managers" programs, the strike price was fixed at 110% of the share price at the date of grant.

The fair value of one option of the LTI Plan 2000 at the grant date was calculated at €6,374 (€32m for all options) based on a Monte-Carlo simulation. The fair values of the LTI Plans 2001, 2004 and 2005 at the date of grant have been calculated based on the Black-Scholes option pricing model using the following assumptions:

LTI Plan 2001/I (issued in 2001)	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	1.2%	1.2%
Risk-free interest rate	4.8%	4.8%
Volatility	25%	25%
Fair value of one option	€15.37	€13.34
Fair value of all options	€6m	€11m
LTI Plan 2001/II (issued in 2002)	**Top Executives**	**Key Managers**
Expected life	5 years	5 years
Dividend yield	1.2%	1.2%
Risk-free interest rate	4.75%	4.75%
Volatility	27.2%	27.2%
Fair value of one option	€19.15	€16.73
Fair value of all options	€8m	€17m
LTI Plan 2001/III (issued in 2003)	**Top Executives**	**Key Managers**
Expected life	5 years	5 years
Dividend yield	2.3%	2.3%
Risk-free interest rate	3.21%	3.21%
Volatility	37.7%	37.7%
Fair value of one option	€12.25	€11.10
Fair value of all options	€5m	€13m
LTI Plan 2004 (issued in 2004)	**Top Executives**	**Key Managers**
Expected life	5 years	5 years
Dividend yield	2.13%	2.13%
Risk-free interest rate	3.4%	3.4%
Volatility	27.82%	27.82%
Fair value of one option	€10.55	€8.80
Fair value of all options	€4m	€8m
LTI Plan 2005 (issued in 2005)	**Top Executives**	**Key Managers**
Expected life	5 years	5 years
Dividend yield	1.95%	1.95%
Risk-free interest rate	2.92%	2.92%
Volatility	22.4%	22.4%
Fair value of one option	€10.09	€10.09
Fair value of all options	€6m	€7m

The fair value of the cash settled stock option plans is determined at each balance sheet date on the basis of the performance of Bayer Schering Pharma AG shares and the relevant benchmark index used, or by using pricing models.

The fair value of the options of the LTI Plan 2000 is determined based on the number of qualifying shares at the end of the period. The options of the cash settled LTI Plans 2001/I, 2001/II, 2001/III, 2004, and 2005 are valued as of the end of the period using the Black-Scholes option pricing model.

The volatility applied in the option pricing models conforms to market volatilities of comparable call options. The pricing models do not consider exercise hurdles.

The costs of stock option plans recognized in 2006 were significantly influenced by the announcement of takeover offers and the acquisition of the majority of shares in Bayer Schering Pharma AG by Bayer.

On the one hand, higher fair option values due to the increased share price had to be considered for the LTI plans 2000, 2001/I "Top Executives" and 2001/II "Top Executives", and the cash settled portion of the LTI Plan 2005. By contrast, the costs of the LTI Plans 2001/III and 2004 have been hedged by the purchase of call options. No compensation expense is recognized for the "Key Managers" component of the LTI Plans 2001/I and 2001/II, as these were designed as fixed stock option plans.

On the other hand, the unvested LTI plans 2004 and 2005 became exercisable in the course of the takeover, and, therefore, the costs not yet amortized over the three-year vesting period were to be recognized as expense.

The total expense recognized in 2006 for share-based payment transactions amounted to €55m. The portion of expenses arising from equity-settled transactions was €2m.

Provisions for LTI plans amount to €2m as of December 31, 2006. The total intrinsic value as of December 31, 2006 for LTI Plans for which the participants' right to cash had vested by the end of the period is €2m.

LTI Plan 2000	
Number of options outstanding as of Jan. 1, 2006	585
Granted	–
Forfeited in 2006	–
Exercised in 2006	585
Number of options outstanding as of Dec. 31, 2006	0
Number of exercisable options	0
Average share price upon exercise in 2006 (€)	69.00
Maximum number of award shares	0
Exercise price per share (€)	0
Compensation costs in 2006 (€m)	–4
Compensation costs in 2005 (€m)	1
Benchmark index	STOXX Healthcare
Date of grant	Jan. 1, 2000
Exercise period	Jan. 1, 2003 – Dec. 31, 2006

LTI Plan 2001/I	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2006	303,800	727,800
Granted	–	–
Forfeited in 2006	–	–
Exercised in 2006	303,800	725,800
Number of options outstanding as of Dec. 31, 2006	0	2,000
Number of exercisable options	0	2,000
Average share price upon exercise in 2006 (€)	77.93	83.33
Maximum number of award shares	–	2,000
Exercise price per share (€)	54.66	60.13
Compensation costs in 2006 (€m)	6	–
Compensation costs in 2005 (€m)	0	–
Benchmark index	MSCI World Pharma&Biotech	–
Date of grant	May 2, 2001	May 2, 2001
Exercise period	May 2, 2004 – May 1, 2008	May 2, 2004 – May 1, 2008

LTI Plan 2001/II	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2006	381,000	938,400
Granted	–	–
Forfeited in 2006	–	8,800
Exercised in 2006	381,000	928,500
Number of options outstanding as of Dec. 31, 2006	0	1,100
Number of exercisable options	0	1,100
Average share price upon exercise in 2006 (€)	84.62	84.55
Maximum number of award shares	–	1,100
Exercise price per share (€)	66.48	73.13
Compensation costs in 2006 (€m)	6	–
Compensation costs in 2005 (€m)	0	–
Benchmark index	MSCI World Pharma&Biotech	–
Date of grant	May 2, 2002	May 2, 2002
Exercise period	May 2, 2005 – May 1, 2009	May 2, 2005 – May 1, 2009

LTI Plan 2001/III	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2006	400,700	1,069,000
Granted	–	–
Forfeited in 2006	–	9,700
Exercised in 2006	400,700	1,052,500
Number of options outstanding as of Dec. 31, 2006	0	6,800
Number of exercisable options	0	6,800
Average share price upon exercise in 2006 (€)	85.74	85.71
Maximum number of award shares	–	–
Exercise price per share (€)	40.18	44.20
Compensation costs in 2006 (€m)	–1	–2
Compensation costs in 2005 (€m)	1	4
Benchmark index	MSCI World Pharma&Biotech	–
Date of grant	May 2, 2003	May 2, 2003
Exercise period	May 2, 2006 – May 1, 2010	May 2, 2006 – May 1, 2010

LTI Plan 2004	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2006	333,300	883,000
Granted	–	–
Forfeited in 2006	5,000	10,400
Exercised in 2006	324,600	866,200
Number of options outstanding as of Dec. 31, 2006	3,700	6,400
Number of exercisable options	3,700	6,400
Average share price upon exercise in 2006 (€)	89.52	89.53
Maximum number of award shares	–	–
Exercise price per share (€)	43.76	48.14
Compensation costs in 2006 (€m)	3	6
Compensation costs in 2005 (€m)	1	3
Benchmark index	MSCI World Pharma&Biotech	–
Date of grant	May 3, 2004	May 3, 2004
Exercise period	May 3, 2007 – May 2, 2011	May 3, 2007 – May 2, 2011

LTI Plan 2005	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2006	643,300	715,500
Granted	–	–
Forfeited in 2006	–	11,500
Exercised in 2006	643,300	689,000
Number of options outstanding as of Dec. 31, 2006	0	15,000
Number of exercisable options	0	15,000
Average share price upon exercise in 2006 (€)	89.50	89.43
Maximum number of award shares	–	–
Exercise price per share (€)	51.22	51.22
Compensation costs in 2006 (€m)	21	20
Compensation costs in 2005 (€m)	2	2
Benchmark index	MSCI World Pharma&Biotech	MSCI World Pharma&Biotech
Date of grant	May 2, 2005	May 2, 2005
Exercise period	May 2, 2008 – May 1, 2012	May 2, 2008 – May 1, 2012

(34) Principal accountant fees and services

Fees billed by the principal independent auditor, BDO, for professional services for the Bayer Schering Pharma AG Group were as follows:

	2006	2005
Audit fees	6.7	6.4
Audit-related fees	0.1	0.1
Tax fees	0.3	0.3
All other fees	0.3	0.1
Total	**7.4**	**6.9**

In 2006, Bayer Schering Pharma AG had expenses for the auditor's fees for the statutory audit of the single and group financial statements of €1.7m, for other attestation services of €0.6m, for tax services and other services of €0.1m. Furthermore, German subsidiaries had expenses for the auditor's fees for the audit of the statutory financial statements of €0.4m.

(35) Related party transactions

Dominating control

Bayer Schering Pharma AG has been part of the Bayer Group since June 23, 2006. Bayer Schering GmbH, a wholly-owned subsidiary of Bayer AG, held a 96.2% interest in Bayer Schering Pharma AG's share capital at the balance sheet date. On July 31, 2006, Bayer Schering GmbH (at that time still named Dritte BV GmbH) as the dominating company and Bayer Schering Pharma AG (at that time still named Schering AG) as the controlled company entered into a Domination and Profit and Loss Transfer Agreement. The Extraordinary General Meeting of Schering AG approved this Agreement on September 13, 2006. The Agreement took effect upon registration in the commercial register at the registered office of the Company on October 27, 2006. The part of the Agreement covering domination took effect on the same date.

Remuneration of the members of the Supervisory Board and the Board of Management; loans granted

The total remuneration of the members of the Supervisory Board, including the Board members who retired from the Supervisory Board during the reporting period, is broken down as follows:

Short-term benefits	Committee functions	Long-term compensation*	Total	Change in long-term compensation of prior years
1.6	**0.6**	**0.3**	**2.5**	**3.0**

* linked to the company's share price performance over a period of three years

The total remuneration of the members of the Board of Management, including the Board members who retired from the Board of Management during the reporting period, is broken down as follows:

Short-term benefits	Change in value of stock options granted in prior years
10.9	**12.1**

In addition, the Board members who retired from the Board of Management during the reporting period received termination benefits of €24.7m.

A provision totaling €42m has been recognized for the pensions of former members of the Board of Management and their dependents; the benefits paid for the year ended December 31, 2006 amounted to €2m.

A loan of 46 thousand U.S. dollars was granted in 1993 to an employee who thereafter became a member of the Board of Management of the company. Interest of 6% is charged on the loan, which is repayable in 2015 including accumulated interest.

The General Meeting of the Company resolved in September 2006 in accordance with section 314(2) sentence 2 of the German Commercial Code (Handelsgesetzbuch) that the information in accordance with section 314(1) no. 6 letter a sentences 5 to 9 of the German Commercial Code shall not be provided in the Company's consolidated financial statements.

Other related party transactions

Following Bayer's acquisition of a majority interest in Bayer Schering Pharma AG, the Bayer Group companies must be classified as related parties from the perspective of Bayer Schering Pharma AG. The following table contains information on income and expenses as well as receivables and liabilities from transactions between Bayer Schering Pharma AG Group companies and Bayer companies since June 23, 2006, the date on which Bayer acquired a majority interest in Bayer Schering Pharma AG:

	2006
Goods and services provided or received	25
Sale of assets	3,651
Receivables from affiliated companies	3,942
Liabilities to affiliated companies	241

The reported proceeds and expenses from goods and services transactions mainly represent reimbursements and revenue for services provided, interest income, and expenses from the utilization of contract manufacturing services.

The proceeds from the sale of assets relate primarily to the sale of group companies of Bayer Schering Pharma AG to Bayer AG or companies affiliated to it in the period up to December 31, 2006. The Bayer Schering Pharma AG Group realized a substantial gain from these disposals in the period under review; further details on this are given in Note (9).

€3.6bn of the receivables from affiliated companies relates to a purchase price receivable from Bayer Group companies from the sale of subsidiaries at the end of 2006. The receivable has a short maturity and bears normal market interest rates for current investments. The receivables also relate predominantly to receivables from former subsidiaries of Bayer Schering Pharma AG, with which transactions were entered into in the normal course of business during 2006, primarily to provide finished goods for sales purposes.

Liabilities to affiliated companies relate mainly to loan liabilities owed by Bayer Schering Pharma AG Group companies to former subsidiaries sold to Bayer at the end of the year. The loans have a short maturity and bear normal market interest rates for current investments. The other liabilities relate mainly to predominantly current liabilities owed by Bayer Schering Pharma AG to former subsidiaries sold to Bayer at the end of the year.

Transactions with other related parties that are not part of the Bayer Group amounted to €15m, mainly in connection with the provision of goods and services.

(36) Declaration of conformity with the German Corporate Governance Code

In December 2006, the Board of Management and the Supervisory Board issued the declaration of conformity in accordance with section 161 of the German Stock Corporation Act (Aktiengesetz). The declaration has been published in the Internet on *www.schering.de*. For further information, refer to the chapter "Corporate Governance" of this Annual Report.

END